UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 2009

On May 13, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2009. Attached hereto is a copy of the press release, dated May 13, 2009, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2010. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, included in the press release were prepared on the basis of accounting principles generally accepted in Japan. The financial results for the fiscal year ended March 31, 2009 are currently being audited and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2010 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: May 13, 2009

Financial Results Release	May 13, 2009
For the Year Ended March 31, 2009	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

(URL http://www.ntt.co.jp/ir/)

Representative: Satoshi Miura, President

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL(03)5205-5581

Scheduled date of the ordinary general meeting of shareholders: June 24, 2009

Scheduled date of dividend payments: June 25, 2009

Scheduled date of filing securities report: June 30, 2009

1.	Consolidated Financial Results for the Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Year ended March 31, 2009	10,416,305	(2.5%)	1,109,752	(14.9%)	1,105,163	(16.4%)	538,679	(15.2%)
Year ended March 31, 2008	10,680,891	(0.7%)	1,304,609	17.8%	1,322,291	16.7%	635,156	31.9%

Note: Percentages above represent changes from the previous year.

	Earnings (Loss) per Share	Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2009	400.41 (yen)	-	(yen)	7.3%	5.9%	10.7%
Year ended March 31, 2008	46,107.27 (yen)	-	(yen)	8.7%	7.2%	12.2%

Note:	Equity in earnings (losses) of affiliated companies	For the year ended March 31, 2009:	(1,916) million yen
		For the year ended March 31, 2008:	31,026 million yen

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2009	18,796,388	7,298,110	38.8%	5,515.18	(yen)
March 31, 2008	18,518,779	7,410,761	40.0%	543,361.19	(yen)

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents At End of Year
Year ended March 31, 2009	2,514,100	(2,269,658)	(353,339)	1,052,777
Year ended March 31, 2008	3,090,792	(1,990,642)	(726,384)	1,169,566

2.	Dividends

	Dividends per Share								Yearly Total Dividends		Payout Ratio (Consolidated)	Ratio of Dividends to Shareholders’ Equity (Consolidated)
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year ended March 31, 2008	—	4,500.00	(yen)	—	4,500.00	(yen)	9,000.00	(yen)	123,563	(Millions of yen)	19.5%	1.7%
Year ended March 31, 2009	—	5,500.00	(yen)	—	55.00	(yen)	—	(yen)	146,745	(Millions of yen)	27.5%	2.0%
Year ending March 31, 2010 (Forecasts)	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)	—		34.5%	—

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes
Six months ending September 30, 2009	—	—	—	—	—	—
Year ending March 31, 2010	10,300,000	(1.1%)	1,110,000	0.0%	1,080,000	(2.3%)

Notes:	1.	Percentages above represent changes from the previous year.
	2.	Because “Net Income” and “Earnings per Share” include noncontrolling interests beginning from the year ending March 31, 2010 in accordance with Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51”, “Net Income” and “Earnings per Share” for the Consolidated Financial Results Forecasts for the year ending March 31, 2010 are not presented on this page. For further details, please see Statements of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51” on page 3.

4.	Other

(1)	Change in reporting entities (change in significant consolidated subsidiaries): None

(2)	Change in significant accounting policy and reclassification

1.	Change caused by revision of accounting standard: Yes
2.	Others: None
(For further details, please see “<1> Application of New Accounting Standard” on page 33.)

(3)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock) at end of year:

March 31, 2009:	1,574,120,900 shares

March 31, 2008:	15,741,209 shares

2. Number of treasury stock at end of year:

March 31, 2009:	250,844,167 shares

March 31, 2008:	2,102,471 shares

3. Weighted average number of shares outstanding:

For the year ended March 31, 2009:	1,345,302,411 shares

For the year ended March 31, 2008:	13,775,614 shares

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2009                                                                                                                   [Japanese GAAP]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2009	363,759	(3.2%)	193,334	(7.9%)	196,438	(9.8%)	195,983	0.1%
Year ended March 31, 2008	375,794	4.4%	209,966	6.1%	217,710	5.6%	195,833	3.4%

Note:	Percentages above represent changes from the previous year.

	Earnings per Share		Earnings per Share after potential dilution adjustments
Year ended March 31, 2009	145.68	(yen)	- (yen)
Year ended March 31, 2008	14,215.97	(yen)	- (yen)

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2009	7,505,022	4,868,344	64.9%	3,679.01	(yen)
March 31, 2008	7,669,121	5,015,306	65.4%	367,725.11	(yen)

(Reference) Shareholder’s equity	For the year ended March 31, 2009:	4,868,344 million yen
	For the year ended March 31, 2008:	5,015,306 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Six months ending September 30, 2009	—	—	—	—	—	—	—	—	—
Year ending March 31, 2010	383,000	5.3%	213,000	10.2%	216,000	10.0%	216,000	10.2%	163.23	(yen)

Note:	Percentages above represent changes from the previous year.

Notes:	1.	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 26. As NTT evaluates the business performance on an annual basis, prospects on a half-year basis are not provided.
	2.	Figures provided for Earnings per Share, Net Assets per Share and Year-end Dividends per Share for the Fiscal Year Ended March 31, 2009, Dividends per Share for the Fiscal Year Ending March 31, 2010 (Forecasts) and Earnings per Share in the Financial Results Forecasts for the Year Ending March 31, 2010 are calculated based on the number of shares after the stock split that took effect on January 4, 2009. For information about the stock split, please see “<3> Stock Split and Implementation of Unit Share System” on page 34.

(Reference)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51.”

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008.

In accordance with this statement, “Net Income” in the consolidated statements of income will include income from noncontrolling interests. “Net Income attributable to the parent” and “Earnings per Share attributable to the parent” in the Consolidated Financial Results Forecasts for the year ending March 31, 2010, excluding noncontrolling interests, are as follows:

Consolidated Financial Results Forecasts for the Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen, except per share amounts)
	Net income attributable to the parent*		Earnings per Share attributable to the parent
Six months ending September 30, 2009	—	—	—
Year ending March 31, 2010	460,000	(14.6%)	347.62	(yen)

*	“Net income attributable to the parent” is calculated in the same manner as “Net income” for the year ended March 31, 2009.

(Percentages above represent changes from the previous year.)

1. BUSINESS RESULTS

(1) Analysis Concerning Business Results

Overview of Consolidated Business Results

	(Billions of yen)
	Consolidated Fiscal Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)	Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Percent Change
Operating revenues	10,680.9	10,416.3	(2.5)
Operating expenses	9,376.3	9,306.6	(0.7)
Operating income	1,304.6	1,109.8	(14.9)
Net income	635.2	538.7	(15.2)

During the consolidated fiscal year ended March 31, 2009, turmoil in the international financial markets gave rise to a global economic crisis and the Japanese economy underwent a rapid downturn including substantial drops in exports and production and declines in corporate profits and employment.

In the information and telecommunications fields, as the rollout of broadband and ubiquitous services progresses, the use of optical services is increasing in the fixed-line communications market and conventional fixed-line telephony is transitioning to optical IP telephone services. In the mobile communications market, services and handsets are becoming more diverse and advanced while rate competition and entry into the market by new MVNOs are giving rise to increasingly fierce competition. Many other dramatic changes are occurring in conjunction with the increased use of IP, including the integration of and collaboration between fixed-line and mobile communications and communications and broadcasting services, and the creation of diverse new businesses using networks.

The effects of the intensification of competition and the economic downturn are also being felt within NTT Group, in areas such as orders for solutions services and sales of FLET’S Hikari services and mobile phone handsets. Under these difficult circumstances, NTT Group is working to expand broadband and ubiquitous services pursuant to its new Medium-Term Strategy adopted in May 2008 entitled “Road to Service Creation Business Group”.

In the fixed-line communications market, NTT Group expanded the coverage area for the Next-Generation Network (NGN) that is now being used to provide commercial services such as FLET’S Hikari Next as of March 2008, and worked to expand and enhance services that capitalize on the unique characteristics of the NGN, such as Hikari TV. NTT Group also took steps to enhance the quality of customer service, such as reducing the lead time between a customer’s application and the start of FLET’S Hikari service and enhancing support services. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 11.13 million.

In the mobile communications market, NTT Group deployed new mobile phone handsets tailored to customer preferences and lifestyles and offered new services that support customers’ day-to-day lives such as “i-concier”, which delivers information at times and through delivery methods suited to a customer’s interests and preferences. NTT Group continued its efforts to firmly establish business models tailored to changes in the market environment, including the new discount services and new handset purchase methods that were introduced during the previous fiscal year. NTT Group also worked to raise customer satisfaction by conducting a comprehensive review extending from customer relations to handsets and network structures. As a result of these efforts, the number of mobile phone subscriptions reached 54.60 million, of which 49.04 million are FOMA service subscriptions, accounting for 90% of all subscriptions.

With regard to services for corporate customers, NTT Group worked to provide high value-added solutions according to customer industries and business categories and to raise support capabilities adapted to the global business activities of its customers. In the area of SaaS, which reduces customer information system installation and operation burdens, NTT Group collaborated with its business partners to develop safe and secure SaaS platforms and provide a wide range of services.

In its global businesses, NTT Group used its comprehensive capabilities to provide ICT solutions. Overseas business sites were expanded, acquisitions of interests in SI businesses in Europe and the Americas were made to provide solution services and data centers were improved. With respect to international roaming services for mobile phones, the lineup of compatible handsets was expanded and tie-ups with overseas carriers were strengthened to increase the number of countries and territories where services are offered and to provide more convenient services.

In addition, NTT Group is working in concert to undertake CSR (corporate social responsibility) activities intended to contribute to the sustainable development of society. NTT Group has positioned the prevention of global warming as a top-priority of its environmental agenda, and is implementing a variety of measures to reduce carbon dioxide emissions from the business activities of individual group companies and, through the provision of goods and services, to reduce carbon emissions of society as a whole. “Green NTT,” a policy encouraging the development and use of clean energy such as solar power, was launched in May 2008, and NTT Green LLP was established in August 2008 through joint investments by individual group companies to promote solar power generation.

As a result of these efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2009 were 10,416.3 billion yen (a decrease of 2.5% from the previous fiscal year) and consolidated operating expenses were 9,306.6 billion yen (a decrease of 0.7% from the previous fiscal year). Consolidated operating income was 1,109.8 billion yen (a decrease of 14.9% from the previous fiscal year), consolidated income before income taxes was 1,105.2 billion yen (a decrease of 16.4% from the previous fiscal year), and consolidated net income was 538.7 billion yen (a decrease of 15.2% from the previous fiscal year).

The forecast of performance in the fiscal year ending March 31, 2010 is as follows: consolidated operating revenues of 10,300.0 billion yen (a decrease of 1.1% from the fiscal year under review), consolidated operating income of 1,110.0 billion yen (an increase of 0.0% from the fiscal year under review), consolidated income before income taxes of 1,080.0 billion yen (a decrease of 2.3% from the fiscal year under review), and consolidated net income of 460.0 billion yen (a decrease of 14.6% from the fiscal year under review).*

*	With the application of the Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” starting in the fiscal year ending March 31, 2010, “Net Income” for the fiscal year under review includes noncontrolling interests but Net Income for the consolidated financial results forecasts for the fiscal year ending March 31, 2010 shows “Net Income Attributable to the Parent” that excludes noncontrolling interests. For further details, please see “(Reference) Statement of Financial Accounting Standards No. 160, ‘Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51’” on page 3.

The business results for NTT (holding company) and the main NTT Group companies by segment types for the consolidated fiscal year ended March 31, 2009 are as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

Overview of Business Results

	(Billions of yen)
	Fiscal Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)	Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Percent Change
Operating revenues	375.7	363.7	(3.2)
Operating expenses	165.8	170.4	2.8
Operating income	209.9	193.3	(7.9)
Net income	195.8	195.9	0.1

In its capacity as the holding company of the NTT Group companies, NTT continued working on the planning of group-wide strategies and redistribution of managerial resources in line with changes in the business environment. NTT provided appropriate and timely advice and intermediary services to facilitate the performance of business activities in line with the NTT Group’s policies and objectives, while maintaining the principle of independent and autonomous action by individual group companies. NTT conducted fundamental research and development and provided the results to each group company so they could be broadly disseminated, while planning and promoting the commercialization of fundamental technologies. NTT also exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

During the fiscal year ended March 31, 2009, NTT acquired 40,517,500* of its own shares at a total cost of 199,999.9 million yen pursuant to a resolution of the Board of Directors adopted on May 13, 2008.

*	The number of shares acquired (40,517,500 shares) represents the number of shares acquired prior to the January 4, 2009 share split (341,307 shares) multiplied by 100 (34,130,700 shares) plus the number of shares acquired after the share split (6,386,800 shares).

[1] Provision of advice and intermediary services to group companies

NTT provided appropriate and timely advice and intermediary services to group companies to facilitate the performance of business activities in line with group policies and objectives. Specifically, NTT adopted the new Medium-Term Management Strategy, “Road to Service Creation Business Group” and provided advice and intermediary services aimed at the full-scale development of ubiquitous broadband services. In addition, NTT provided support through the Next-Generation Services Joint Development Forum, which was established in March 2008 to promote the promulgation of services utilizing the NGN. As compensation for these services, NTT received 18.6 billion yen in group management and administration revenues for the fiscal year under review (a decrease of 2.5% from the previous fiscal year).

[2] Fundamental research and development activities

To promote the implementation of its new Medium-Term Management Strategy, “Road to Service Creation Business Group,” NTT Group has conducted research and development on basic technologies which will pave the way for the development of the sophisticated networks and new services that will in turn contribute to the creation of a ubiquitous broadband society. Commercialization of the results of research and development was effectively carried out through NTT Group’s comprehensive production system under which research and development achievements are integrated into marketing and planning activities for key business lines. Also, NTT has been actively engaged in research and development on basic technologies for the future and in the global promotion of its technologies.

•	Research and development concerning NGN and fiber-optic access

NTT has conducted research and development and provided technical support to its operating companies in support of the full-scale expansion of service areas for the NGN after its commercialization, including research to enhance the functionality and improve the operational capabilities of the NGN. As for fiber-optic access, among other things, NTT promoted research and development on small-radius, low-friction indoor fiber-optic cables, which are easier to install in pre-existing apartment buildings than conventional fiber-optic cables, contributing to the reduction of installation costs. Moreover, based on the actual results achieved and know how gained through the operation of NGN services on a commercial basis, NTT has been promoting technologies related to the NGN and fiber-optic access abroad, and is actively engaged in the international standardization of advanced technologies.

•	Research and development on services using the NGN

NTT has actively engaged in a wide range of research and development activities targeted at commercializing new services for the NGN. Specifically, it has engaged in research and development on basic technologies for IPTV, a new fiber-optic-based video distribution service, and the results of this research are being used in the commercial services provided by NTT Plala Inc. Additionally, NTT has focused its efforts on the commercialization of SaaS (Software as a Service). In this regard, NTT has promoted research and development on the basic technologies required to achieve the commercialization of SaaS products for the NGN that capitalize on the high-security, high-reliability features of the NGN, and has also moved ahead with alliances with domestic and overseas companies relating to the development of SaaS for the NGN infrastructure. Other research and development activities included digital signage, which enables the distribution of advertisements to discrete locations at specified time intervals.

•	Research and development on shared ICT platforms and technologies leading to new business opportunities

NTT also engaged in research and development efforts relating to the ICT platform that supports the deployment of services. Among other things, as part of its efforts to develop environmentally-friendly data centers, NTT has been promoting research and development related to environmental technologies that contribute to the reduction of carbon dioxide emission by communication equipment and data centers, such as high-voltage DC feed and fixed oxide fuel batteries. In addition, NTT has engaged in research and development activities and supported the commercialization of technologies leading to new commercial opportunities, such as a new communications technology that exploits the surface electric field of the human body, and a technology that uses parts or fragments of music and video files on the internet to identify the content of the work.

•	Cutting-edge basic technologies

NTT has also continued to conduct research and development activities on numerous basic technologies that support NTT Group’s continuous development. These efforts include research and development in the following areas: realization of the world’s largest transmission volume and longest transmission distance with a view to developing the technologies required to support the massive-capacity fiber-optic networks of the future; and technologies for the development of ultra power-saving computers including semiconductor devices that perform calculations using minute vibrations and ultracompact, low power consumption optic bit memory.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year under review were 143.6 billion yen (an increase of 6.6% from the previous fiscal year), and NTT received basic research and development revenues of 126.9 billion yen (an increase of 0.1% from the previous fiscal year) as compensation for these research and development activities.

[3] Share ownership and exercise of voting rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining their independence and autonomy. When exercising voting rights as a shareholder at the general shareholders meetings of each group company in the fiscal year ended March 31, 2009, NTT determined that the business practices, financial conditions, retained profits, and other conditions during the previous fiscal year (the fiscal year ended March 31, 2008) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 199.0 billion yen in dividends (a decrease of 6.6% from the previous fiscal year).

As a result of the above activities, NTT’s operating revenues for the fiscal year ended March 31, 2009 were 363.7 billion yen (a decrease of 3.2% from the previous fiscal year), recurring profit was 196.4 billion yen (a decrease of 9.8% from the previous fiscal year), and net income was 195.9 billion yen (an increase of 0.1% from the previous fiscal year).

Regional Communications Business Segment

Overview of Business Results

	(Billions of yen)
	Consolidated Fiscal Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)	Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Percent Change
Operating revenues	4,209.7	4,064.8	(3.4)
Operating expenses	3,924.1	3,994.3	1.8
Operating income	285.6	70.5	(75.3)

Number of Subscriptions

	(Thousands)
	March 31, 2008	March 31, 2009
FLET’S Hikari	8,777	11,134
NTT East	4,963	6,291
NTT West	3,815	4,843
Hikari Denwa	5,725	8,011
NTT East	3,065	4,248
NTT West	2,661	3,762

Notes
1.	The figures for FLET’S Hikari include subscriptions to NTT East’s B FLET’S and FLET’S Hikari Next and to NTT’s West’s B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next.
2.	The figures for Hikari Denwa indicate the number of channels (in thousands).

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West), which are the main subsidiaries of NTT in the regional communications business segment, worked to build solid revenue structures by enhancing and expanding broadband services with a focus on FLET’S Hikari and continued their efforts to raise business efficiency. Their main activities are discussed below.

[1] Fiber-Optic and IP Services

Expansion of NGN Service Areas

The areas in which the FLET’S Hikari Next service is offered were expanded.

•	NTT East: The service area was expanded to major cities in the Tokyo metropolitan district including all 23 wards of Tokyo as well as regional cities that are prefectural capitals.

•	NTT West: The service area was expanded to the 06 area code in Osaka, cabinet ordinance-designated cities, and some cities that are prefectural capitals.

Major Services Launched in the Fiscal Year Under Review

Product or Service	Description
FLET’S television distribution service

The provision of OptiCast’s SKY PerfecTV! Hikari Home Type Wide video distribution service to FLET’S Hikari contract customers began.

The SKY PerfecTV! Hikari facility fees necessary to enjoy the FLET’S television distribution service and SKY PerfecTV! Hikari Home Type Wide were combined and the service was provided as FLET’S TV.

FLET’S Hikari Next Mansion Type Mini Optical Wiring System and other optical wiring systems	Optical wiring systems for multi-unit residences were provided to small-scale multi-unit residences.

Hikari Link series	A lineup of household telecommunications devices for connecting to FLET’S Hikari was created under the name Hikari Link. The first series to go on sale was the SPF-86V Hikari photo frame, which receives photos by email and displays a slide show of those photos.

FLET’S VPN Wide	Corporate customers can use this VPN service to connect to multiple sites using FLET’S Hikari Next.

FLET’S Hikari Next Business Type	A service that uses wide area communication lines with a maximum data transmission speed of approximately 1 Gbps for corporate customers.

Expanded interconnectivity for Hikari Denwa and Hikari Denwa Office Type	Hikari Denwa and Hikari Denwa Office Type can connect to the Navi-Dial service provided by NTT Communications Corporation, with phone numbers starting with 0570.

Major Collaborative Projects with Other Businesses Entered into in the Fiscal Year Under Review

Business Partner	Description
Benesse Corporation	Agreement was reached to collaborate on the provision of safe and comfortable learning environments to middle school students using FLET’S Hikari and the Shinkenzemi Junior High School Course + i communications course, which Benesse offers via the Internet. (NTT East and NTT West)

TOHO Cinemas Ltd. and Kadokawa Cineplex Inc.	Agreement was reached to collaborate on the distribution of movies and other programming via the NGN to encourage the expansion of digital cinema. (NTT East and NTT West)

Cable TV Yamagata Co., Ltd.	Agreement was reached to collaborate on the development of enhanced service offerings in a portion of Yamagata prefecture using Cable TV Yamagata’s broadcasting service and FLET’S Hikari. (NTT East)

Tanita Corporation	Agreement was reached on collaboration concerning next-generation healthcare services that link medical measuring instruments (such as body composition analyzers and sphygmomanometers) having wireless communications functions with Web applications. (NTT East)

Hewlett-Packard Japan Ltd.	Agreement was reached to collaborate on the provision of services using FLET’S Hikari and Snapfish, an online photo printing service provided by Hewlett-Packard Japan. (NTT East)

Business On Line Inc.	Business On Line began providing SaaS accounting services that can perform all processes from accounting book entry to tax filings via a network using the FLET’S Square Server Connection Service connecting servers to NTT West’s FLET’S Square. (NTT West)

[2] Improving Customer Service

Measures were taken to develop and provide a variety of different services so customers can use broadband services with a sense of security.

Main Support Services Launched in the Fiscal Year Under Review

Service	Description
Set-up Service	An at-home service for connecting PCs (up to two) and a home game console (one) to the Internet concurrently with FLET’S Hikari installation. (NTT East)

FLET’S Virus Clear Remote Installation	A service that supports installation of the necessary software when using the FLET’S Virus Clear network security service. (NTT East)

Expansion of Home Network / Support Services	Integrated support services concerning the information devices of customers who use FLET’S Hikari and other optical services were expanded in response to customer requests. (NTT West)

Remote support services	The scope of services was expanded and the content of the services improved with respect to services provided by specialist call center operators concerning the set-up of PCs and other devices connected to FLET’S Hikari and other optical services as well as the set-up of email and other software.

On-site support services (at home)	The scope of services was expanded and the content of the services improved with respect to services provided at the customers’ home or office to connect a PC and/or game console at home to the Internet when FLET’S Hikari and other optical services are started.

Agent Services	Began providing an integrated service for performing all repairs for any device connected to NTT West lines, including the products of other companies. (NTT West)

[3] Review of Business Operating Structures

•	116 call centers increased efficiency by concentrating bases, mainly in regional districts, and outsourcing operations to group companies. (NTT East)

•

116 call centers installed automated voice recognition systems to provide voice guidance in response to customer requests and inquiries, directing calls to specialized operators and increasing call intake efficiency. (NTT West)

•

NTT East and NTT Facilities, Inc. jointly established NTT East Properties, Inc. to lease space, mainly office space, to NTT East group companies and increase the use of land owned by NTT East. (NTT East)

•	NTT West established six companies, including NTT West Home Techno Kansai Corporation, to develop and provide one-stop solutions concerning home IT environments. (NTT West)

As a result of the above activities, in the fiscal year ended March 31, 2009, revenues from IP services grew as a result of the increase in the number of FLET’S Hikari subscriptions, but growth in revenues was offset by the shift from fixed-line telephones and leased lines to low-cost IP services, and consequently consolidated operating revenues in the regional communications business segment were 4,064.8 billion yen (a decrease of 3.4% from the previous fiscal year). Further, in the fiscal year ended March 31, 2009, although expenses for purchase of goods and services and other expenses and amortization costs decreased, consolidated operating expenses were 3,994.3 billion yen (an increase of 1.8% from the previous fiscal year) due, among other things, to the expiration of the one-time increase in income realized from the gain on the transfer of the substitutional portion of the Employee Pension Fund that was recorded in the fiscal year ended March 31, 2008. Consolidated operating income was 70.5 billion yen (a decrease of 75.3% from the previous fiscal year).

Retraction Order Issued by the Fair Trade Commission

On July 15, 2008, the Fair Trade Commission issued a retraction order to NTT East and NTT West pursuant to Article 6, Paragraph 1 of the Act against Unjustifiable Premiums and Misleading Representation Concerning Products and Services regarding a series of flyers, newspaper advertisements, leaflets and direct mailings issued by NTT East between March and November of 2007 and a series of flyers in newspapers and direct mailings issued by NTT West between February and August of 2007 to advertise Hikari Denwa Services. We deeply regret, and offer our sincere apologies for, any concerns and inconvenience caused to our customers and others. NTT East and NTT West have so far taken measures to correct their advertising, including improvements in response to notices issued by the Fair Trade Commission, and will continue their efforts to present advertising that is clear from the customers’ point of view.

Long-Distance and International Communications Business Segment

Overview of Business Results

	(Billions of yen)
	Consolidated Fiscal Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)	Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Percent Change
Operating revenues	1,322.8	1,315.5	(0.6)
Operating expenses	1,217.0	1,218.6	0.1
Operating income	105.8	96.9	(8.5)

NTT Communications Corporation (NTT Communications), which is the main subsidiary of NTT in the long-distance and international communications business segment, worked to provide corporate customers with ICT (Information and Communication Technology) solutions for their management issues, expand its consulting business, and offer high value-added services tailored to customer requests. For individual customers, NTT Communications also provided attractive services tailored to diverse lifestyles and customer requests under the “CreativE-Life for Everyone” brand. NTT Communications’ main activities were as follows.

[1] Development of Services for Corporate Customers

While the corporate business environment is rapidly changing and companies are consolidating their core business activities to increase their competitiveness and improve their ability to respond to changes in the business environment in a flexible manner, in areas where customer demands are high, such as outsourcing and information security, NTT Communications took measures to establish globally competitive operations and provide integrated and high value-added solutions tailored to customers’ business categories and formats to help solve customer management issues.

Main Services Launched in the Fiscal Year Under Review

Service	Description
BizCITY	The BizCITY brand was launched based on the idea of “creating an ICT environment that enables business people to work safely and conveniently from anywhere, anytime.” BizCITY provides an integrated and coordinated line-up of advanced services from mobile networks to system outsourcing and SaaS applications tailored to customer needs.

BizCITY for SaaS Provider	This service allows application businesses to quickly and easily provide more stable SaaS and ASP services under an environment linked directly to NTT Communications’ VPN services.

Secure ICT over VPN	SaaS type services that can be used with VPN services for corporate clients were launched. An extensive offering of services including Web mail and groupware services matching customers’ needs has been prepared.

Gigastream Premium Ether	A high-quality, high-reliability, next-generation leased line service. Increased ease of maintenance and convenience for a leased line and introduced Japan’s first bandwidth guarantee SLA (service level assurance) system.

One-Stop Management Service	Integrated monitoring service from the network to customer-installed hardware, providing failure detection and notification, and recovery services for corporate customers that use data communications services.

Arcstar IP-VPN IPv6 Dual	Japan’s first fully IPv6-compatible IP-VPN service that uses multi-protocol label switching (MPLS). Both the IPv4 and IPv6 protocols can be used on a single line, making it possible to maintain an existing IPv4 environment; installation of a separate IPv6 compatible line is not required, allowing simple and low-cost use of IPv6.

Security Log Management Service	An integrated 24-hour, 365-day monitoring, operating and management service, in Japan and overseas for the security device logs of customers who use “Arcstar IP-VPN” or “Group-VPN”.

Email Monitoring and Archive Service	New email security services that perform filtering on received and sent email and automatically store emails were introduced as part of a new lineup of “OCN Email Gateway Services,” an SaaS email security countermeasure for corporate clients.

[2] Development of Global Business

In response to the demands of Japanese and multinational corporations for seamless and high-quality services in Japan and other countries, NTT Communications worked to provide high value-added total ICT solutions that combine network integration with data center, security, and server management services.

Main Activities during the Fiscal Year Under Review

•	Expansion of the data center business

•	In Hong Kong, the floor area of the Tai Po Data Center, which has been providing data center services, was increased.

•	Agreement was reached with China Telecom Shanghai, a subsidiary of China Telecom Group, to establish the Yuanqu Data Center in Shanghai, and the data center began its operation.

•	Network expansion

•

Operation of a new communications route between Japan and Europe (the HSCS route) was started using an optical submarine cable between Japan and Russia (the Hokkaido-Sakhalin Cable System; HSCS) in collaboration with TransTeleCom Company CJSC, Russia’s largest telecommunication carrier.

•	Business site development

•

To support business development by customers, a new branch of NTT Communications’ subsidiary in India, NTT Communications India Private Limited, was established in Chennai, and NTT Communication Russia LLC, a local subsidiary, was established in Russia. Efforts were made to enhance the provision of ICT solutions.

[3] Development of Services for Individual Customers

With respect to telephone services, NTT Communications continued to respond to its customers’ diverse demands through services such as PL@TINUM LINE and SEKAIWARI, while providing new services customized for diverse lifestyles in the upper-layer business field with a focus on OCN.

Main Activities during the Fiscal Year under Review

•	Increased number of OCN members

•

In addition to conducting sales promotion activities with an emphasis on optical services such as OCN Hikari with FLET’S, NTT Communications provided diverse services designed to meet customers’ demands such as the launch of high-speed mobile connectivity services. As a result of these activities, the number of OCN members surpassed 7 million in June 2008. The company is also taking measures that take environmental preservation into consideration such as making Internet distribution of bills in place of traditional paper bills.

•	New business that takes advantage of the characteristics of 050 IP telephony

•

With respect to the 050 Anshin Number service, an incoming call and forwarding service that protects privacy, NTT Communications expanded the terms and conditions of the service to allow use by customers other than OCN members, and launched the 050 Business Dial service, which allows use of 050 numbers for a company’s reception number, and worked to provide new added value for 050 IP telephony.

•	Enhanced Hikari TV service menu

•

With regard to Hikari TV services provided by NTT Plala Inc., development of a variety of services such as the NGN IP retransmission of terrestrial digital broadcasts, NHK on-demand services and expansion of high-definition programming resulted in the number of Hikari TV members surpassing 500,000 in March 2009.

•	Development of new collaborative services for mobile phones and PCs

•

NTT Resonant Inc. collaborated with NTT DoCoMo, Inc. to commence group integration, including the development of seamless services that take advantage of the characteristics of both mobile phones and PCs and the enhancement of search functions on the iMenu® site.

As a result of these efforts, while revenues from IP services such as OCN and VPN-related services and revenues from the provision of solutions to corporate customers increased, revenues from conventional fixed-line voice services decreased, and consequently, consolidated operating revenues in the long-distance and international communications business segment for the fiscal year ended March 31, 2009 were 1,315.5 billion yen (a decrease of 0.6% from the previous fiscal year). Further, during the fiscal year ended March 31, 2009, although communications facility fees declined in conjunction with the drop in fixed-line voice service revenues, consolidated operating expenses were 1,218.6 billion yen (an increase of 0.1% from the previous fiscal year) due to, among other things, the expiration of the one-time increase in income realized from the gain on the transfer of the substitutional portion of the Employees’ Pension Fund that was recorded in the fiscal year ended March 31, 2008, and consolidated operating income was 96.9 billion yen (a decrease of 8.5% from the previous fiscal year).

Mobile Communications Business Segment

Overview of Business Results

	(Billions of yen)
	Consolidated Fiscal Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)	Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Percent Change
Operating revenues	4,711.8	4,448.0	(5.6)
Operating expenses	3,915.3	3,622.6	(7.5)
Operating income	796.5	825.4	3.6

Number of Subscriptions

	(Thousands)
	March 31, 2008	March 31, 2009
Mobile phone services	53,388	54,601
FOMA services	43,949	49,040
mova services	9,438	5,560
i-mode services	47,993	48,474

Notes:
1.	Figures for mobile phone service subscriptions and FOMA service subscriptions include communications module service subscriptions.
2.	Effective March 3, 2008, use of the 2-in-1 service is conditioned on conclusion of a FOMA agreement, and the number of mobile phone service subscriptions and FOMA subscriptions includes such FOMA contracts.
3.	The number of i-mode service subscriptions is the total of FOMA service subscriptions and mova service subscriptions.

NTT DoCoMo, Inc. (NTT DOCOMO), which is the main subsidiary of NTT in the mobile communications business segment, took measures to raise its competitiveness even further by conducting reviews from the customer’s perspective, enhancing service charge rates, developing new series of handset models, introducing new services, and raising network quality. NTT DOCOMO also continued its efforts to firmly establish new business models tailored to changes in the market environment, including the new discount services and handset purchase methods that were introduced during the previous fiscal year. NTT DOCOMO’s main activities are discussed below.

[1] Enhancement of Service Charge Rates and Establishment of New Handset Sales Models

•

Pake Hodai Double, a new flat-rate packet service, was introduced to enable customers to use the abundant content and applications that are unique to the FOMA services with even greater ease and sense of security.

•	Under the new purchase method that allows customers to choose from two rate plans according to their preferences, the Value Course accounted for more than 90% of sales.

•	Value Course: Although the cost of purchasing a handset is greater than before, application of a new low monthly rate Value Plan allows payment for the handset in installments.

•	Basic Course: The conventional rate plan applies, and the handset purchase fee is discounted conditioned on continuous use of the same handset for two years.

[2] Introduction of New Handset Series

•	NTT DOCOMO updated its four handset series in November 2008 to allow customers to select handsets according to their personal preference and lifestyle.

Series	Features
docomo STYLE series	Fashionable mobile phones from which every customer can surely find their own style to suit his or her particular preference. The highly fashionable STYLE series features a wide range of designs and colors.

docomo PRIME series	Next-generation entertainment mobile phones that are ahead of their time for total enjoyment. The PRIME series features enhanced entertainment functions such as videos and games.

docomo SMART series	Intelligent mobile phones for managing both the professional and private lives of adults. The SMART series is intended for adults who want to maintain balance between their professional and private lives.

docomo PRO series	Digital master mobile phones equipped with state-of-the-art technologies. The PRO series handsets are digital tools with cutting-edge technologies.

[3] Development of International Services

Enhancement of International Roaming Services

•

NTT DOCOMO expanded its lineup of handsets compatible with international roaming. As a result, more than 90% of customers who use an international roaming service during the fiscal year under review were able to access such service with their own mobile phones.

•

NTT DOCOMO launched the new Kaigai Plus Number service, an international roaming service that offers discounts up to 60% for voice communications when using international roaming services in South Korea.

•	A 3G network was created in Hawaii with America’s AT&T Inc. Also, DOCOMO PACIFIC, INC., an NTT DOCOMO subsidiary, began providing 3G services in Guam.

•	The number of countries and territories where international roaming services could be used at the end of the fiscal year under review was as follows.

Voice and short message services:	182
Packet communications services:	138
Video phone services:	49

Capital Alliances with Other Companies

•	NTT DOCOMO invested in TM International (Bangladesh) Limited to develop the mobile phone service business in Bangladesh and acquire new growth opportunities.

•

NTT DOCOMO reached an agreement to form a capital tie-up with Tata Sons Limited, the holding company of India’s Tata group, and Tata Teleservices Limited (“TTSL”), a company in the Tata group, in order to expand its business base and increase revenues in India’s mobile communications market, and invested in TTSL and Tata Teleservices (Maharashtra) Limited, a TTSL affiliate.

[4] Improved Service and After-Sales Service

Main Services Launched in the Fiscal Year Under Review

Service	Description
Home U	A service that enables customers to use high-speed packet communications and IP telephony using home broadband lines and wireless LAN routers.

Pocket U	A service that enables customers to easily view videos, music, pictures and documents stored on a home PC even when away from home.

i-concier	Delivers timely information regarding a customer’s pre-registered locations, interests, and preferences using suitable delivery methods, and automatically updates schedule and ToruCa data stored on the mobile phone.

DOCOMO Community	A communication service for sharing photos, diaries, and memos with friends and family. Registration is completed simply by entering a nickname and date of birth.

Blackberry Internet Service	This service provides easy Internet access for Blackberry® users without the need to install special systems such as dedicated servers.*

*	Blackberry® is the registered trademark of Research In Motion Limited.

Main After-Sales Services Launched in the Fiscal Year Under Review

•

NTT DOCOMO began performing on-site surveys within 48 hours, in principle, after NTT DOCOMO responds to a request from a customer in order to respond more promptly to requests for service area improvements.

•

A continuous use period was added to the conditions for determining membership stages in the docomo Premier Club, a membership service provided to NTT DOCOMO group mobile phone subscribers, and services to long-term customers were enhanced, including by raising the maximum number of “docomo points” that can be obtained.

•

NTT DOCOMO began providing a mobile phone data recovery service that recovers contact and other information from mobile phones that no longer work because of water damage and that sends the information to the customer on a CD.

[5] Expansion of the Credit Business

•	DCMX credit service

•	Efforts were made to expand the use of this service by increasing the number of shops where “docomo points” can be obtained and opening the DCMX DoCoMo Point Mall Internet site.

•	DCMX (iD) Coupons that can be used to pay for a portion of purchased items when using DCMX (iD) and DCMX mini were launched and efforts were directed towards service improvement.

•	Expansion of the iD Credit Brand

•	DOCOMO moved ahead with the installation of scanners in shops prioritizing those that are closely involved in customers’ daily lives.

•	To promote use, scanners were also installed in shops in Guam and China, the first overseas installation of Japanese non-contact IC electronic money.

As a result of the above developments, revenues from mobile voice communications fell because of the expanded use of new discount services and other factors, and consequently, consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2009 were 4,448.0 billion yen (a decrease of 5.6% from the previous fiscal year). Also, as a result of lower revenue-linked expenses in conjunction with declining handset sales and other factors, consolidated operating expenses were 3,622.6 billion yen (a decrease of 7.5% from the previous fiscal year) and consolidated operating income was 825.4 billion yen (an increase of 3.6% from the previous fiscal year).

Data Communications Business Segment

Overview of Business Results

	(Billions of yen)
	Consolidated Fiscal Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)	Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Percent Change
Operating revenues	1,059.5	1,127.2	6.4
Operating expenses	1,000.7	1,040.5	4.0
Operating income	58.8	86.8	47.5

In pursuit of being “number one in customer satisfaction”, NTT DATA Corporation (NTT DATA), the main subsidiary in the data communications business segment, implemented medium-term management policies including marketing reforms and development process reforms. NTT DATA also engaged in vigorous marketing activities and promoted the development of efficient systems geared towards obtaining orders for new systems and launching new services, while continuing to provide stable services for existing systems. NTT DATA’s main activities are discussed below.

[1] Management Policies

Marketing Reforms

•	Appointed Solution Representatives (SRs) who oversee all software and service marketing activities, and implemented other product marketing reforms.

•

Analyzed the results of customer satisfaction surveys and improvement actions, internally shared information concerning case studies that can serve as models to improve customer satisfaction and laterally spread knowledge and expertise.

Development Process Reforms

•

Six SI companies including NTT DATA established a study group to visualize customer requests with respect to information system platforms from the customer’s perspective, identified nonfunctional requests that were difficult to visualize and understand in the past and systematically organized them into a list of system platform request items.

•

Introduced Axure RP, Axure Software Solutions, Inc.’s tool for easily creating system screen prototypes, and developed methods for accurately identifying customer requests including system ease-of-use.

Efficient Group Management

•

Merged four development subsidiaries that mainly focus on system development for the public sector to form NTT DATA i Corporation in an effort to reinforce the development infrastructure through the integration and consolidation of development resources and expertise.

•

Established a Group Shared Service Center (G-SSC) within NTT DATA Management Service Corporation as the “Shared Service Operational Headquarters” to increase management and operational efficiency throughout the NTT DATA group.

•

Dissolved NTT DATA GC Corporation and took other measures to withdraw from unprofitable businesses and shift human and material resources to highly profitable businesses in order to raise profitability.

Growth Engines

•

In the healthcare business field, NTT DATA launched the “Receipt Online Connection Service”, which allows medical institutions, pharmacies, and other establishments to use existing Internet environments for submitting medical bills online to health insurance agencies.

•

In the embedded software business field, NTT DATA obtained management rights to Panasonic MSE Co., Ltd. from its parent, Panasonic Mobile Communications Co., Ltd., and launched NTT DATA MSE Corporation.

Human Resource Development

•

Moved forward with the expansion and use of professional CDP* certification; professional staff and others that can utilize high-level specialized skills for planning and implementation are certified as project managers, technical specialists and marketing personnel.

*	Professional CDP (Career Development Program) is a certification system that defines the type of human resources that NTT DATA seeks, sets skill levels by stages, and certifies the specialization skills of individual employees according to their knowledge, experience, and technical skills. The system enables employees to become objectively aware of their own skill levels and accumulate experience and grow through work and training based on awareness of their career path, linking corporate growth with employee growth.

[2] Status of Business Activity Measures

Public Sector

•

Received an order from Nippon Automated Cargo and Port Consolidated System, Inc. for construction, hardware leasing, technical maintenance and operation support services for a next-generation customs information processing system (next-generation NAACS) and a trade management subsystem, and began fulfilling such order.

•	Received an order from the National Tax Administration Agency for the “Financing of Additional Hardware Relating to Fiscal Year 2008 Electronic National Tax Filing and Payment System”.

Financial Sector

•

Encouraged the use of the Regional Bank Integrated Services Center, a shared system for financial institutions, to expand use of the NTT DATA Standard Banking System (BeSTA), and began providing services to The Fukui Bank, Ltd. As a result, a total of 22 regional banks and 13 workers’ credit unions have decided to use BeSTA.

•

Concluded a capital and business alliance agreement with XNET Corporation, a major business service provider in the field of solutions for capital markets, and XNET became a consolidated subsidiary of NTT DATA.

Corporate Customers

•

Reached an agreement with Sumitomo Mitsui Financial Group, the Japan Research Institute, Limited (“JRI”) and JRI Solutions, Limited on a broad-ranging business and capital partnership between NTT DATA and JRI Solutions, Limited in the IT services field, and JRI Solutions, Limited made a new start as an NTT DATA consolidated subsidiary under the name JSOL Corporation.

•	Launched the SmarP SaaS solution for supporting corporate sales promotion activities.

Development of Global Business

•	NTT DATA established capital tie-ups with local SI businesses to expand its business base in Europe.

•

NTT DATA acquired from Germany’s BMW AG the management right of Cirquent GmbH, a German IT consulting company, advanced a tie-up with its German subsidiary, itelligence AG, and began providing a wider range of services to customers.

As a result of these efforts, revenues for the data communications business segment for the fiscal year ended March 31, 2009 increased as a result of the expansion of consolidated subsidiaries and other factors, and consolidated operating revenues were 1,127.2 billion yen (an increase of 6.4% from the previous fiscal year). Also, higher revenue-linked expenses and other factors resulted in consolidated operating expenses of 1,040.5 billion yen (an increase of 4.0% from the previous fiscal year). Consolidated operating income was 86.8 billion yen (an increase of 47.5% from the previous fiscal year).

Other Business Segments

Overview of Business Results

	(Billions of yen)
	Consolidated Fiscal Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)	Consolidated Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009)	Percent Change
Operating revenues	1,185.1	1,165.2	(1.7)
Operating expenses	1,106.2	1,150.0	4.0
Operating income	78.9	15.2	(80.8)

In other business segments, while NTT promoted the real estate business, finance business, construction and electric power business, system development business, cutting-edge technology development business and other businesses, consolidated operating revenues for the fiscal year ended March 31, 2009 were 1,165.2 billion yen (a decrease of 1.7% from the previous fiscal year) due to the increase in doubtful accounts expenses in the finance business and an expanded slow-down in the real estate property development business among other factors. Consolidated operating expenses were 1,150.0 billion yen (an increase of 4.0% from the previous fiscal year) and as a result, consolidated operating income was 15.2 billion yen (a decrease of 80.8% from the previous fiscal year).

(2) Analysis of Financial Standing

“Cash flow from business activities” for the fiscal year ended March 31, 2009 (on a consolidated basis) was 2,514.1 billion yen. Compared to the previous fiscal year, cash flow decreased 576.7 billion yen (18.7%). This decrease was due to such factors as an increase in trade accounts receivables resulting from the effect of bank holidays, the impact of installment payments and an increase in net income tax expenses to 403.9 billion yen.

“Cash flow from investment activities” amounted to 2,269.7 billion yen in cash outlays. Compared to the previous fiscal year, cash outlays increased 279.0 billion yen (14.0%). This increase resulted from an increase in payments for purchase of property, plant and equipment and an increase in payments for purchase of non-current investments.

“Cash flow from financing activities” amounted to cash outlays of 353.3 billion yen. Compared to the previous fiscal year, cash outlays decreased 373.0 billion yen (51.4%). This decrease resulted from such factors as an increase in expenditures for acquiring NTT’s own shares and an increase in interest-bearing debt.

As a result of the above, the balance of cash and cash equivalents for NTT Group during the fiscal year ended March 31, 2009 (on a consolidated basis) totaled 1,052.8 billion yen, a decrease of 116.8 billion yen (10.0%) compared with the fiscal year ended March 31, 2008 (on a consolidated basis).

	(billions of yen)
	Consolidated totals for the year ended March 31, 2008	Consolidated totals for the year ended March 31, 2009	Percent Change
Cash flow from business activities	3,090.8	2,514.1	(18.7)%
Cash flow from investment activities	(1,990.6)	(2,269.7)	(14.0)%
Cash flow from financing activities	(726.4)	(353.3)	51.4%
Cash and cash equivalents at the end of year	1,169.6	1,052.8	(10.0)%

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

It is planned that dividends for the current annual period will be 110 yen per share, comprising a 55-yen end-of-term dividend and a 55-yen interim dividend*. For the next annual period, dividends are planned to be 120 yen for the full year.

While maintaining a good financial standing, NTT intends to use internal funds for investments in new business opportunities and a capital policy to improve capital efficiency.

*	On January 4, 2009, NTT carried out a 100-for-1 stock split. The interim dividend shown is calculated under the assumption such stock split took place at the beginning of the fiscal year (April 1, 2008).

2. Status of the NTT Corporate Group

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (collectively with NTT, the NTT Group) cover regional communications, long-distance and international communications, mobile communications, and data communications.

The principal elements of NTT Group’s businesses and the main consolidated subsidiaries in each business are as follows.

NTT DoCoMo, Inc. (NTT DOCOMO), NTT DATA CORPORATION (NTT DATA) and NTT URBAN DEVELOPMENT CORPORATION (NTTUD), three main consolidated subsidiaries of NTT, are listed on the First Section of the Tokyo Stock Exchange.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYOMINAMI CORPORATION, NTT WEST-KANSAI CORPORATION, NTT-ME CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, NTT Solco Corporation, NTT CARD SOLUTION Inc., TelWel East Japan Corporation, TelWel West Japan Corporation, NTT WEST ASSETPLANNING CORPORATION, and 84 other companies.

(2) Long-Distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services and related ancillary services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), NTT PC Communications Incorporated, NTT Resonant Inc., NTT Plala Inc., Verio Inc., NTT COM ASIA LIMITED, NTT America, Inc., NTT AUSTRALIA PTY. LTD., NTT EUROPE LTD., NTT WORLD ENGINEERING MARINE CORPORATION, NTT BizLink, Inc., NTT Com Technology Corporation, NTT FANET SYSTEMS Corp. and 42 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services and related ancillary services.

The consolidated subsidiaries in the mobile communications business are NTT DoCoMo, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Technology, Inc., DoCoMo Businessnet, Inc., DOCOMO interTouch Pte. Ltd., DOCOMO PACIFIC, Inc., DoCoMo.com, Inc. and 105 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA CORPORATION, NTT DATA FRONTIER CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT DATA Getronics Corporation, NTT DATA SYSTEMS CORPORATION, NTT DATA WAVE CORPORATION, Nihon Card Processing Co., Ltd., NTT DATA FORCE CORPORATION, NTT DATA i CORPORATION, itelligence AG, Cirquent GmbH, JSOL Corporation, NTT DATA CCS CORPORATION, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA TOKYO SMS CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC., NTT DATA EUROPE GmbH & Co. KG and 121 other companies.

(5) Other Business

Other consolidated subsidiaries of NTT are NTT URBAN DEVELOPMENT CORPORATION, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT Electronics Corporation, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Software Corporation, NTT BUSINESS ASSOCIE Corporation, InfoCom Research, Inc., NTT LOGISCO Inc., NTT ADVERTISING, INC., NTT LEARNING SYSTEMS CORPORATION, NTT Human Solutions Corporation and 57 other companies.

Group organizational chart appears on the following page.

ORGANIZATIONAL CHART OF THE NTT GROUP

Customer
NTT GROUP
<Regional Communications Businesses>
NTT East
NTT West
<Regional Communications Support Group>
·Regional Communications Related Businesses
NTT EAST-TOKYOMINAMI CORPORATION
NTT WEST-KANSAI CORPORATION
NTT-ME CORPORATION
NTT NEOMEIT CORPORATION
NTT MARKETING ACT CORPORATION
·Engineering Businesses
NTT INFRASTRUCTURE NETWORK CORPORATION
·Telephone Directory Businesses
NTT DIRECTORY SERVICES Co.
NTT Quaris Corporation
·Telemarketing Businesses
NTT Solco Corporation
·Others
NTT CARD SOLUTION Inc.
TelWel East Japan Corporation
TelWel West Japan Corporation
NTT WEST ASSETPLANNING CORPORATION
and others
<Long-Distance and International Communications Businesses>
NTT Communications
<Long-Distance and International Communications Support Group>
·Internet Related Businesses
NTT PC Communications Incorporated
NTT Resonant Inc.
NTT Plala Inc.
·International Companies
Verio Inc.
NTT COM ASIA LIMITED
NTT America, Inc.
NTT AUSTRALIA PTY. LTD.
NTT EUROPE LTD.
·Others
NTT WORLD ENGINEERING MARINE CORPORATION
NTT BizLink, Inc.
NTT Com Technology Corporation
NTT FANET SYSTEMS Corp.
and others
<Mobile Communications Businesses>
NTT DOCOMO
<Mobile Communications Support Group>
·Mobile Communications Related Businesses
DoCoMo Service Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Systems, Inc.
DoCoMo Technology, Inc.
DoCoMo Businessnet, Inc.
·International Companies and Others
DOCOMO interTouch Pte.Ltd.
DOCOMO PACIFIC, Inc.
DoCoMo.com, Inc.
and others
<Data Communications Businesses>
NTT DATA
<Data Communications Support Group>
·System Integration Services
NTT DATA FRONTIER CORPORATION
NTT DATA SYSTEM TECHNOLOGIES INC.
NTT DATA Getronics Corporation
NTT DATA SYSTEMS CORPORATION
NTT DATA WAVE COPORATION
Nihon Card Processing Co.,Ltd.
NTT DATA FORCE CORPORATION
NTT DATA i CORPORATION
itelligence AG
Cirquent GmbH
JSOL Corporation
NTT DATA CCS CORPORATION
·Others
NTT DATA CUSTOMER SERVICE CORPORATION
NTT DATA TOKYO SMS CORPORATION
NTT DATA INTERNATIONAL L.L.C.
NTT DATA INSTITUTE OF MANAGEMENT CONSULTING, INC.
NTT DATA EUROPE GmbH & Co.KG
and others
<Other Businesses>
·Real Estate Business
NTT URBAN DEVELOPMENT CORPORATION
·Financing Business
NTT FINANCE CORPORATION
·Construction & Electricity Business
NTT FACILITIES, INC.
·System development Business
NTT COMWARE CORPORATION
·Advanced Technology Development Businesses
NTT Electronics Corporation
NTT ADVANCED TECHNOLOGY CORPORATION
NTT Software Corporation
·Others
NTT BUSINESS ASSOCIE Corporation
InfoCom Research, Inc.
NTT LOGISCO Inc.
NTT ADVERTISING, INC.
NTT LEARNING SYSTEMS CORPORATION
NTT Human Solutions Corporation
and others
NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3. Business Operation Policy

(1) Basic Business Operation Policy and Medium-Term Management Objectives

For over 100 years, NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and one of the world’s leading R&D capabilities serve as the foundation from which we will “continue to provide safe and secure services, and continue always to earn the trust of our customers and stakeholders.” With these words as our guide, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the ubiquitous broadband society of the 21st century. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In furtherance of this basic business operation policy and in order to respond to the increasingly diversified and complex needs of customers in the wake of the rapid developments taking place in the information and telecommunications market, in November 2004, NTT Group announced “NTT Group’s Medium-Term Management Strategy” which articulates NTT Group’s strategic plan for providing greater convenience to its customers and contributing to overcoming social issues through the combination of NTT Group companies’ strengths to proactively build a broadband and ubiquitous market. Since that time, NTT Group has made steady progress in the construction and commercialization of the NGN (Next-Generation Network) in line with these objectives. In addition, in May 2008, NTT formulated a new medium-term strategy entitled “Road to Service Creation Business Group – full-scale rollout of broadband and ubiquitous services”, which outlines the next steps for the development of broadband and ubiquitous services following the deployment of both fixed and mobile full-IP network infrastructure, targeted for completion in 2010.

Pursuant to this new business strategy, NTT will focus its efforts on the creation and full-scale deployment of broadband and ubiquitous services through the utilization of NTT Group’s full-IP network platform, and on the transitional reform of its business and organizational structures from fixed-line telephone and other legacy businesses towards a model centered around IP-related businesses as well as solution businesses and new business lines.

(2) Issues Facing the Corporate Group

As the global economic recession becomes protracted, the Japanese economy continues to experience a rapid downturn. Although there are signs that the decline in production resulting from prior excess inventory has bottomed out and the economic stimulus policies of various national governments are expected to have some ameliorative effect, the risk of further economic decline is still apparent in the decline in personal consumption due to deterioration of employment, the prolongation of the economic recession and other factors. As a result, it is expected that the economy will continue to worsen.

It is also anticipated that the information and telecommunications fields will be affected by the decline in personal consumption and limited capital investment by businesses. At the same time, however, the ongoing shift to the use of IP networks, the expansion of ubiquitous broadband services and the integration of fixed-line and mobile communications and of communications and broadcasting services as well as the resulting diversification of consumer preferences will give rise to increasingly fierce competition in those fields.

It is under this extremely harsh business climate that NTT Group will create and deploy broadband and ubiquitous services using full IP network infrastructure in response to consumer preferences, pursuant to the Medium-Term Management Strategy, “Road to Service Creation Business Group” adopted in May 2008. Specific actions will include the expansion of business in the four areas of strategic growth discussed below, transformation of the group’s business structure to focus on IP business and solutions, and raising the percentage of consolidated sales revenues from IP business and solutions, which accounted for a little less than 60% in the consolidated fiscal year under review.

[1] Expansion of NGN and 3G Services

NTT Group is working to expand network services, including NGN and 3G services, and to expand upper layer businesses.

In the fixed-line communications markets, NTT Group will work to further expand the NGN coverage area and to develop and provide a wide range of services that take advantage of the unique characteristics of fiber-optic and NGN access such as video distribution, ISP services, and portals. In developing and commercializing services that use the NGN, NTT Group is using the Next-Generation Services Joint Development Forum and other such bodies to jointly create services with various partners, with a focus on educational fields.

In the mobile communications market, NTT Group is personalizing services and functions according to customer lifestyles and preferences and is promoting mobile broadband using the “Long Term Evolution” standard (LTE). Further, as the market enters maturity, NTT Group is taking measures to strengthen relationships with existing customers as well as to develop new markets and provide more convenient and appealing services.

[2] Expansion of the Solutions Business

NTT Group will continue its efforts to bolster marketing and development capabilities and to provide high value-added solutions for corporate customers tailored to their industries and business categories to further raise their productivity. The entire group is working together to be a partner to our customers by providing a wide range of solutions such as SaaS and is continuing its proactive measures to acquire external resources, technologies, and industry know-how.

[3] Development of Business in New Fields

In addition to conducting business in the environment, energy, and real estate fields, NTT Group will promote new businesses by using the results of its research and development. Environment and energy-related businesses include the construction and operation of highly-reliable, low-energy data centers and the construction of environmentally-friendly buildings with a focus on minimizing environmental impact.

[4] Development of Global Business

NTT Group will continue to use the comprehensive strengths of the entire group to expand its business. NTT Group will expand its ICT service lineup, service areas, and data centers and develop the mobile communications business in growth markets by expanding international roaming services and forming tie-ups with telecommunications carriers in emerging countries in which NTT Group has invested. Through these measures, NTT Group will reinforce its overseas customer bases and abilities to provide services.

In addition to expanding business in the four areas discussed above, NTT Group will continue its efforts to raise business efficiency by reviewing business processes throughout the group, consolidating business sites, and outsourcing operations.

With respect to the global environment, a topic that has become a major issue for businesses around the world, the entire group will implement policies under the “Green NTT” banner to encourage the generation and use of electricity from natural sources. NTT Group will also reinforce its measures for the prevention of global warming, such as pursuing the installation of high energy efficiency equipment.

To carry out these measures and policies, NTT will conduct group management by using the benefits of its holding company structure, including the dynamic and flexible allocation of management resources and integrated fundamental research and development. NTT will also provide necessary advice, intermediary services, efficient capital procurement, and other services to individual group companies.

With respect to research and development, NTT will work to create the fundamental technologies which will pave the way for the development of the sophisticated networks and new services that will in turn contribute to the development of a social infrastructure based on safe, secure and convenient broadband and ubiquitous services. NTT will collaborate closely with group companies and conduct development geared towards practical application to ensure that research and development results are steadily reflected in business. NTT will work to disseminate the results of fundamental research and development and energetically participate in activities for the overseas transfer of NGN technologies, international standardization activities, and research and development with other research institutions.

NTT Group will continue its efforts to create abundant communications environments through the provision of broadband and ubiquitous services, increase the efficiency of business activities, create new business opportunities, contribute to solutions to a wide range of societal issues such as low birth rates, the aging of the population and various environmental problems, and to maximize group corporate value.

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2008	March 31, 2009	Increase (Decrease)

ASSETS
Current assets:
Cash and cash equivalents	¥1,169,566	¥1,052,777	¥(116,789)
Short-term investments	17,566	20,264	2,698
Notes and accounts receivable, trade	1,843,468	1,947,765	104,297
Allowance for doubtful accounts	(36,286)	(45,208)	(8,922)
Inventories	343,978	313,494	(30,484)
Prepaid expenses and other current assets	375,661	512,479	136,818
Deferred income taxes	276,178	266,480	(9,698)

Total current assets	3,990,131	4,068,051	77,920

Property, plant and equipment:
Telecommunications equipment	14,699,272	14,705,383	6,111
Telecommunications service lines	13,701,735	13,968,838	267,103
Buildings and structures	5,792,345	5,770,337	(22,008)
Machinery, vessels and tools	1,761,348	1,755,854	(5,494)
Land	1,078,118	1,111,734	33,616
Construction in progress	301,722	305,167	3,445

	37,334,540	37,617,313	282,773
Accumulated depreciation	(26,948,961)	(27,415,794)	(466,833)

Net property, plant and equipment	10,385,579	10,201,519	(184,060)

Investments and other assets:
Investments in affiliated companies	416,140	622,735	206,595
Marketable securities and other investments	347,899	277,375	(70,524)
Goodwill	427,888	453,617	25,729
Other intangibles	1,384,311	1,406,991	22,680
Other assets	959,096	894,828	(64,268)
Deferred income taxes	607,735	871,272	263,537

Total investments and other assets	4,143,069	4,526,818	383,749

Total assets	¥18,518,779	¥18,796,388	¥277,609

	Millions of yen
	March 31, 2008	March 31, 2009	Increase (Decrease)
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥568,068	¥388,028	¥(180,040)
Current portion of long-term debt	659,598	603,041	(56,557)
Accounts payable, trade	1,492,450	1,302,607	(189,843)
Accrued payroll	466,689	454,575	(12,114)
Accrued interest	11,809	12,481	672
Accrued taxes on income	234,074	288,803	54,729
Accrued consumption tax	36,074	28,326	(7,748)
Advances received	98,261	114,934	16,673
Other	344,886	501,404	156,518

Total current liabilities	3,911,909	3,694,199	(217,710)

Long-term liabilities:
Long-term debt	3,416,740	3,691,688	274,948
Obligations under capital leases	60,488	47,394	(13,094)
Liability for employees’ retirement benefits	1,294,813	1,639,785	344,972
Other	560,070	577,692	17,622

Total long-term liabilities	5,332,111	5,956,559	624,448

Minority interests in consolidated subsidiaries	1,863,998	1,847,520	(16,478)

Shareholders’ equity:
Common stock, no par value -	937,950	937,950	—
Additional paid-in capital	2,841,079	2,841,037	(42)
Retained earnings	4,663,296	5,066,637	403,341
Accumulated other comprehensive income (loss)	(26,428)	(341,917)	(315,489)
Treasury stock, at cost	(1,005,136)	(1,205,597)	(200,461)

Total shareholders’ equity	7,410,761	7,298,110	(112,651)

Total liabilities, minority interests and shareholders’ equity	¥18,518,779	¥18,796,388	¥277,609

(2) CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥2,831,138	¥2,581,041	¥(250,097)
Mobile voice related services	2,739,832	2,283,890	(455,942)
IP / packet communications services	2,567,440	2,897,976	330,536
Sale of telecommunication equipment	653,499	709,590	56,091
System integration	1,156,997	1,211,681	54,684
Other	731,985	732,127	142

	10,680,891	10,416,305	(264,586)

Operating expenses:
Cost of services (exclusive of items shown separately below)	2,419,148	2,436,234	17,086
Cost of equipment sold (exclusive of items shown separately below)	1,262,789	936,142	(326,647)
Cost of system integration (exclusive of items shown separately below)	794,867	788,294	(6,573)
Depreciation and amortization	2,161,878	2,139,175	(22,703)
Impairment loss	5,032	4,340	(692)
Selling, general and administrative expenses	3,047,236	2,993,164	(54,072)
Write-down of goodwill and other intangible assets	2,888	9,204	6,316
Gain on transfer of the substitutional portion of the Employee Pension Fund	(317,556)	—	317,556

	9,376,282	9,306,553	(69,729)

Operating income	1,304,609	1,109,752	(194,857)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(63,775)	(58,887)	4,888
Interest income	24,495	26,629	2,134
Other, net	56,962	27,669	(29,293)

	17,682	(4,589)	(22,271)

Income (loss) before income taxes, minority interests and equity in earnings (losses) of affiliated companies	1,322,291	1,105,163	(217,128)

Income tax expense (benefit):
Current	377,065	472,300	95,235
Deferred	143,712	(102,217)	(245,929)

	520,777	370,083	(150,694)

Income (loss) before minority interests, equity in earnings (losses) of affiliated companies	801,514	735,080	(66,434)
Minority interests in consolidated subsidiaries	(197,384)	(194,485)	2,899
Equity in earnings (losses) of affiliated companies	31,026	(1,916)	(32,942)

Net income (loss)	¥635,156	¥538,679	¥(96,477)

	Shares or yen
	2008	2009*
Per share of common stock:
Weighted average number of shares outstanding	13,775,614	1,345,302,411
Net income (loss)	¥46,107.27	¥400.41

*	Per share of common stock for the Year Ended March 31, 2009 reflects the stock split that took effect on January 4, 2009.

(3) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEAR ENDED MARCH 31

	Millions of yen
	2008	2009	Increase (Decrease)
Common stock:
At beginning of year	¥937,950	¥937,950	¥—

At end of year	937,950	937,950	—

Additional paid-in capital:
At beginning of year	2,844,103	2,841,079	(3,024)
Other	(3,024)	(42)	2,982

At end of year	2,841,079	2,841,037	(42)

Retained earnings:
At beginning of year	4,145,608	4,663,296	517,688
Cash dividends	(117,468)	(135,338)	(17,870)
Net income (loss)	635,156	538,679	(96,477)

At end of year	4,663,296	5,066,637	403,341

Accumulated comprehensive income (loss):
At beginning of year	102,529	(26,428)	(128,957)
Other comprehensive income (loss)	(128,957)	(315,489)	(186,532)

At end of year	(26,428)	(341,917)	(315,489)

Treasury stock, at cost:
At beginning of year	(909,422)	(1,005,136)	(95,714)
Net change in treasury stock	(95,714)	(200,461)	(104,747)

At end of year	(1,005,136)	(1,205,597)	(200,461)

Shareholders’ equity at end of year	7,410,761	7,298,110	(112,651)

Summary of total comprehensive income (loss)
Net income (loss)	635,156	538,679	(96,477)
Other comprehensive income (loss)	(128,957)	(315,489)	(186,532)

Comprehensive income (loss)	¥506,199	¥223,190	¥(283,009)

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥635,156	¥538,679	¥(96,477)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	2,161,878	2,139,175	(22,703)
Impairment loss	5,032	4,340	(692)
Deferred taxes	143,712	(102,217)	(245,929)
Minority interest in consolidated subsidiaries	197,384	194,485	(2,899)
Write-down of goodwill and other intangible assets	2,888	9,204	6,316
Loss on disposal of property, plant and equipment	140,511	120,893	(19,618)
Gain on transfer of the substitutional portion of the Employee Pension Fund	(317,556)	—	317,556
Equity in (earnings) losses of affiliated companies	(31,026)	1,916	32,942
(Increase) decrease in notes and accounts receivable, trade	289,627	(69,928)	(359,555)
(Increase) decrease in inventories	(34,582)	30,330	64,912
(Increase) decrease in other current assets	(23,310)	(53,711)	(30,401)
Increase (decrease) in accounts payable, trade and accrued payroll	(80,883)	(204,483)	(123,600)
Increase (decrease) in accrued consumption tax	(9,632)	(7,735)	1,897
Increase (decrease) in accrued interest	(2,732)	701	3,433
Increase (decrease) in advances received	50,875	16,764	(34,111)
Increase (decrease) in accrued taxes on income	125,494	55,247	(70,247)
Increase (decrease) in other current liabilities	(12,562)	(30,722)	(18,160)
Increase (decrease) in liability for employees’ retirement benefits	(183,377)	(27,049)	156,328
Increase (decrease) in other long-term liabilities	51,957	63,490	11,533
Other	(18,062)	(165,279)	(147,217)

Net cash provided by operating activities	¥3,090,792	¥2,514,100	¥(576,692)

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,259,719)	¥(1,411,979)	¥(152,260)
Proceeds from sale of property, plant and equipment	81,991	102,170	20,179
Payments for purchase of non-current investments	(199,780)	(393,454)	(193,674)
Proceeds from sale and redemption of non-current investments	124,183	50,693	(73,490)
Payments for purchase of short-term investments	(14,293)	(37,549)	(23,256)
Proceeds from redemption of short-term investments	5,586	37,467	31,881
Acquisition of intangibles and other assets	(728,610)	(617,006)	111,604

Net cash used in investing activities	(1,990,642)	(2,269,658)	(279,016)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	508,922	907,601	398,679
Payments for settlement of long-term debt	(878,267)	(659,634)	218,633
Proceeds from issuance of short-term debt	2,861,490	4,067,859	1,206,369
Payments for settlement of short-term debt	(2,709,385)	(4,248,234)	(1,538,849)
Dividends paid	(117,468)	(135,338)	(17,870)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(95,650)	(200,503)	(104,853)
Acquisition of treasury stocks by subsidiary	(173,002)	(136,846)	36,156
Other	(123,024)	51,756	174,780

Net cash provided by (used in) financing activities	(726,384)	(353,339)	373,045

Effect of exchange rate changes on cash and cash equivalents	(455)	(7,892)	(7,437)

Net increase (decrease) in cash and cash equivalents	373,311	(116,789)	(490,100)
Cash and cash equivalents at beginning of year	796,255	1,169,566	373,311

Cash and cash equivalents at end of year	¥1,169,566	¥1,052,777	¥(116,789)

Cash paid during the year for:
Interest	¥66,568	¥58,215	¥(8,353)
Income taxes, net	237,311	403,850	166,539
Noncash investing and financing activities:
Capital lease obligations incurred during the year	7,694	31,019	23,325
Acquisition of stocks through share exchanges	¥19,864	¥—	¥(19,864)

(5) Going Concern Assumption

None

(6) Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc.)

<1> Application of New Accounting Standard

Fair Value Measurements

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion, and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and demands expanded disclosures of assets and liabilities measured at fair value. The adoption of SFAS 157 did not have a material impact on the results of operations or financial position of NTT Group.

The Fair Value Measurement Option for Financial Assets and Financial Liabilities

Effective April 1, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Measurement Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair market value that are not currently required to be measured at fair market value. Subsequent changes in fair value for designated items will be required to be reported in earnings or losses in the current period. SFAS 159 also establishes disclosure requirements for similar types of assets and liabilities measured at fair value. NTT Group has not elected the fair value option upon adoption of SFAS 159 for the year ended March 31, 2009.

Disclosures about Derivative Instruments and Hedging Activities

Effective January 1, 2009, NTT Group adopted Statement of Financial Accounting Standards No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The adoption of SFAS 161 did not have any impact on the results of operations or financial position of NTT Group.

The Hierarchy of Generally Accepted Accounting Principles

Effective November 15, 2008, NTT Group adopted Statement of Financial Accounting Standards No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 makes the application of the hierarchy of generally accepted accounting principles explicitly and directly applicable to the preparers of financial statements, a step that recognizes the preparers’ responsibilities for selecting the accounting principles for their financial statements. The adoption of SFAS 162 did not have an impact on the results of operations or the financial position of NTT Group.

<2> Principal Accounting Policies, etc

Marketable Securities

SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” applies.

Inventories

Inventories are stated at cost, not in excess of market value. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

Property, Plant and Equipment and Depreciation

Property, plant, and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings for which the straight-line method is used.

Goodwill and Other Intangible Assets

SFAS 142, “Goodwill and Other Intangible Assets” applies.

Liability for Employees’ Retirement Benefits

SFAS 87, “Employers’ Accounting for Pensions,” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” apply.

Derivative Financial Instruments

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” apply.

Income Taxes

Income taxes are computed based on income (loss) before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

Change in Accounting Estimate

As 2G “mova” mobile phone service subscribers have been steadily migrating to 3G service, “FOMA”, in mobile communications business, NTT Group has decided to terminate “mova” services on March 31, 2012 and to concentrate its management resources on “FOMA” services. As a result, effective October 1, 2008, NTT Group decreased the estimated useful lives of its long-term assets related to the “mova” services. The change resulted in a decrease of 60,072 million yen in operating income, 23,539 million yen in net income, and 17.50 yen in earnings per share for year ended March 31, 2009.

<3> Stock Split and Implementation of Unit Share System

With the implementation of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), on January 5, 2009, share certificates of listed companies were converted to electronic form.

The introduction of the electronic share certificate system required that fractional shares be eliminated. In order to provide for a smooth transition away from the fractional share system, the board of directors, at their meeting held May 13, 2008, resolved that, subject to approval of the introduction of the unit share system at the 23rd general shareholders meeting and the approval of the Minister of Internal Affairs and Communications, on the day immediately preceding the implementation date of the electronic share certificate system, one share of common stock be split into 100 shares, and the number of shares constituting one unit be set at 100. This resolution was approved at the 23rd general shareholders meeting and by the Minister of Internal Affairs and Communications on June 25, 2008.

The effective date of the stock split was determined when the implementation date of the Settlement Streamlining Law was set as January 5, 2009. Accordingly, on January 4, 2009, NTT effected the split of one share of its common stock into 100 shares, pursuant to the foregoing resolution. Figures previously reported as “per share of common stock” in this release, which is earnings or income per share, net assets per share, and dividends per share as of the year ended March 31, 2008, are not retroactively changed to those calculated based on the number of shares after the above-mentioned stock split. Figures of March 31, 2009 are calculated based on the number of shares after it.

<4> Investment to Tata Teleservices Limited

On November 12, 2008, NTT DOCOMO entered into an agreement on a strategic alliance with Tata Sons Limited, the prime promoter for Tata companies, and Tata Teleservices Limited (TTSL). On March 25, 2009, NTT Group acquired approximately 26% of outstanding common shares of TTSL for ¥252,321 million pursuant to the agreement and accounted for the investment by applying the equity method.

<5> Subsequent Event

On March 27, 2009, the board of directors resolved that NTT may raise up to ¥230 billion by issuing bonds or incurring long-term borrowings during the period from April 1 to June 30, 2009. Based on this resolution, NTT issued bonds as follows:

Series 57 Nippon Telegraph and Telephone straight bonds

Date of payment	April 30, 2009
Issue amount	¥60 billion
Issue price	¥100 per ¥100
Interest rate	1.00%
Date of maturity	April 30, 2013
Use of proceeds	Capital investments

(7) Business Segments (Consolidated)

1. Sales and operating revenue

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)
Regional communications services
Customers	3,591,767	3,499,092	(92,675)
Intersegment	617,962	565,680	(52,282)

Total	4,209,729	4,064,772	(144,957)

Long-distance communications and international services
Customers	1,199,840	1,191,989	(7,851)
Intersegment	122,970	123,507	537

Total	1,322,810	1,315,496	(7,314)

Wireless services
Customers	4,652,696	4,398,425	(254,271)
Intersegment	59,131	49,555	(9,576)

Total	4,711,827	4,447,980	(263,847)

Data communications services
Customers	928,839	997,621	68,782
Intersegment	130,675	129,621	(1,054)

Total	1,059,514	1,127,242	67,728

Other
Customers	340,549	329,178	(11,371)
Intersegment	844,531	836,012	(8,519)

Total	1,185,080	1,165,190	(19,890)

Other - Corporate adjustment (*)	(32,800)	—	32,800
Elimination of intersegment	(1,775,269)	(1,704,375)	70,894

Consolidated total	10,680,891	10,416,305	(264,586)

(*)	Corporate adjustment to reverse and defer telephone card revenue for expected future usage.

2. Segment profit or loss

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)
Operating income
Regional communications services	285,631	70,454	(215,177)
Long-distance communications and international services	105,815	96,861	(8,954)
Wireless services	796,501	825,403	28,902
Data communications services	58,841	86,772	27,931
Other	78,900	15,178	(63,722)

Total	1,325,688	1,094,668	(231,020)
Other - Corporate adjustment (*)	(32,800)	—	32,800
Elimination of intersegment	11,721	15,084	3,363

Consolidated total	1,304,609	1,109,752	(194,857)

(*)	Corporate adjustment to reverse and defer telephone card revenue for expected future usage.

3. Assets

	(Millions of yen)
	March 31, 2008	March 31, 2009	Increase (Decrease)
Total Assets
Regional communications services	7,843,239	7,748,563	(94,676)
Long-distance communications and international services	1,406,430	1,338,317	(68,113)
Wireless services	6,278,088	6,639,893	361,805
Data communications services	1,267,830	1,361,709	93,879
Other	10,146,404	9,925,600	(220,804)

Total	26,941,991	27,014,082	72,091
Elimination of intersegment	(8,423,212)	(8,217,694)	205,518

Consolidated total	18,518,779	18,796,388	277,609

4. Other significant items

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)
Depreciation and amortization
Regional communications services	967,243	909,352	(57,891)
Long-distance communications and international services	141,483	138,035	(3,448)
Wireless services	787,795	809,715	21,920
Data communications services	142,559	151,205	8,646
Other	114,165	123,549	9,384

Total	2,153,245	2,131,856	(21,389)
Elimination of intersegment	8,633	7,319	(1,314)

Consolidated total	2,161,878	2,139,175	(22,703)

Capital investments for segment assets (*)
Regional communications services	856,894	879,313	22,419
Long-distance communications and international services	135,041	140,057	5,016
Wireless services	758,743	737,606	(21,137)
Data communications services	176,826	180,068	3,242
Other	201,357	208,020	6,663

Consolidated total	2,128,861	2,145,064	16,203

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)

Payments for property, plant and equipment	1,259,719 million yen	1,411,979 million yen	152,260 million yen

Acquisition of intangible and other assets	728,610 million yen	617,006 million yen	(111,604) million yen

Total	1,988,329 million yen	2,028,985 million yen	40,656 million yen

Difference from the total of capital investments	(140,532) million yen	(116,079) million yen	24,453 million yen

(8) Related Party Transactions (Consolidated)

Transactions with affiliated companies and related balances:

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009
Operating revenues	12,489	14,929
Operating expenses	85,740	98,661

	(Millions of yen)
	March 31, 2008	March 31, 2009
Receivables	7,634	9,478
Payables	27,612	76,987

(9) Income Taxes (Consolidated)

Significant components of deferred tax assets and liabilities:

	(Millions of yen)
	March 31, 2008	March 31, 2009
Deferred tax assets:
Liability for employees’ retirement benefits	513,508	667,866
Property, plant and equipment and intangible assets principally due to differences in depreciation	325,994	414,788
Operating loss carryforwards	234,354	164,522
Foreign currency translation adjustments	—	12,550
Other	406,626	458,790

Total gross deferred tax assets	1,480,482	1,718,516

Less - Valuation allowance	(212,073)	(248,532)

Total deferred tax assets	1,268,409	1,469,984

Deferred tax liabilities:
Changes in interests in subsidiaries as a result of issuance of their common stock etc.	(447,344)	(361,151)
Foreign currency translation adjustments	(798)	—
Other	(130,704)	(113,183)

Total gross deferred tax liabilities	(578,846)	(474,334)

Net deferred tax assets	689,563	995,650

(10) Securities (Consolidated)

1. Available-for-sale

		(Millions of yen)
		March 31, 2008	March 31, 2009	Increase (Decrease)
Equity securities	Carrying amounts	198,725	152,611	(46,114)
	Gross unrealized gains	69,596	25,474	(44,122)
	Gross unrealized losses	23,781	11,279	(12,502)
	Fair value	244,540	166,806	(77,734)
Debt securities	Carrying amounts	3,299	4,124	825
	Gross unrealized gains	8	34	26
	Gross unrealized losses	193	413	220
	Fair value	3,114	3,745	631

2. Held-to-maturity

		(Millions of yen)
		March 31, 2008	March 31, 2009	Increase (Decrease)
Debt securities	Carrying amounts	10,145	8,937	(1,208)
	Gross unrealized gains	176	158	(18)
	Gross unrealized losses	3	—	(3)
	Fair value	10,318	9,095	(1,223)

(11) Employees’ Retirement Benefits (Consolidated)

Retirement Benefits and Contract-type Corporate Pension Plan

1. Benefit obligations

	(Millions of yen)
	March 31, 2008	March 31, 2009
Benefit obligation, end of year	(2,279,725)	(2,212,663)

Fair value of plan assets, end of year	1,268,711	1,036,591

Funded status	(1,011,014)	(1,176,072)

The amounts recorded in the consolidated balance sheets are as follows

	(Millions of yen)
	March 31, 2008	March 31, 2009
Liability for employees’ retirement benefits	(1,011,360)	(1,176,090)
Other assets	346	18
Accumulated other comprehensive loss (income)	96,506	373,201
Net amount recognized	(914,508)	(802,871)

The amounts recorded as accumulated other comprehensive income are as follows

	(Millions of yen)
	March 31, 2008	March 31, 2009
Net actuarial loss	209,356	458,676
Transition obligation	1,332	1,194
Prior service cost	(114,182)	(86,669)
Total	96,506	373,201

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009
Service cost	79,702	75,275
Interest cost on projected benefit obligation	50,037	49,598
Expected return on plan assets	(34,782)	(31,398)
Net amortization and deferral	(28,967)	(24,511)

Net periodic benefit cost	65,990	68,964
Curtailment loss	2,160	—

Total	68,150	68,964

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2008	Year ended March 31, 2009
Discount rate	Project benefit obligation	2.3%	2.2%
	Net pension cost	2.2%	2.3%
Long-term rate of salary increases		1.9-3.2%	1.9-3.2%
Long-term rate of return on plan assets		2.5%	2.5%

The NTT Kigyou-Nenkin-Kikin (Employee Pension Fund)

1. Benefit obligations

	(Millions of yen)
	March 31, 2008	March 31, 2009
Benefit obligation, end of year	(1,241,986)	(1,294,309)
Fair value of plan assets, end of year	958,533	830,614
Funded status	(283,453)	(463,695)

The amounts recorded in the consolidated balance sheets are as follows

	(Millions of yen)
	March 31, 2008	March 31, 2009
Liability for employees’ retirement benefits	(283,453)	(463,695)
Accumulated other comprehensive loss (income)	55,397	203,104
Net amount recognized	(228,056)	(260,591)

The amounts recorded as accumulated other comprehensive loss are as follows

	(Millions of yen)
	March 31, 2008	March 31, 2009
Net actuarial loss	77,918	221,094
Prior service cost	(22,521)	(17,990)
Total	55,397	203,104

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009
Service cost	39,040	37,043
Interest cost on projected benefit obligation	43,273	28,419
Expected return on plan assets	(32,506)	(23,994)
Net amortization and deferral	2,042	3,591
Employee contributions	(4,042)	(3,712)

Total cost for employees’ retirement benefits	47,807	41,347
Gain on transfer of the substitutional portion of the Employee Pension Fund	(317,556)	—

Total	(269,749)	41,347

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2008	Year ended March 31, 2009
Discount rate	Project benefit obligation	2.3%	2.2%
	Net pension cost	2.2%	2.3%
Long-term rate of salary increases		3.4%	3.4%
Long-term rate of return on plan assets		2.5%	2.5%

(12) Other (Consolidated)

In accordance with the provisions of Additional Rule No. 54, etc. of the Law to Partially Amend the Japanese Welfare Pension Insurance Law (Law No. 82, 1996), NTT Group pays contributions every year, based on notification from the Social Insurance Agency, to cover the cost based on the Former Public Corporation Mutual Aid Association Law, which covers pension benefits for the period of services in and prior to June 1956 of employees who retired in July 1956 or later from working at NTT, the Nippon Telegraph and Telephone Public Corporation, and/or their predecessor government organizations (Ministry of Communications [in the area of telecommunications] and the Ministry of Telecommunications). The total amount of such contribution for the year ended March 31, 2009 is ¥58,839 million.

Since the contribution is in the nature of a contribution under a public pension plan, the amount paid is, like insurance premiums (welfare pension insurance premiums) under other public pension plans, recorded as the costs incurred in each year.

(Note) Notes to Leases, Asset retirement obligations, Financial instruments and Derivative financial instruments are omitted because materiality for disclosure is not so significant in this report.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2008	March 31, 2009	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	22,459	7,695	(14,764)
Accounts receivable, trade	1,265	1,018	(247)
Supplies	306	317	10
Advance payment	741	828	87
Deferred income taxes	1,408	1,434	26
Short-term loans receivable	471,950	415,777	(56,173)
Accounts receivable, other	76,790	70,262	(6,527)
Subsidiary deposits	27,000	57,000	30,000
Other current assets	8,798	7,793	(1,004)

Total current assets	610,720	562,127	(48,593)

Fixed assets:
Property, plant and equipment
Buildings	136,607	131,904	(4,702)
Structures	5,496	4,977	(519)
Machinery, equipment and vehicles	389	384	(4)
Tools, furniture and fixtures	24,068	22,071	(1,997)
Land	29,674	29,674	—
Lease assets	529	478	(50)
Construction in progress	852	389	(463)

Total property, plant and equipment	197,618	189,880	(7,737)

Intangible fixed assets	50,391	55,870	5,479

Investments and other assets
Investment securities	32,378	23,766	(8,612)
Investments in subsidiaries and affiliated companies	4,779,008	4,794,244	15,236
Other securities of subsidiaries and affiliated companies	—	3,872	3,872
Contributions in affiliated companies	—	2	2
Long-term loans receivable to subsidiaries	1,937,023	1,815,759	(121,264)
Deferred income taxes	25,169	23,078	(2,091)
Subsidiary long-term deposits	35,000	35,000	—
Other investments and assets	1,812	1,420	(391)

Total investments and other assets	6,810,391	6,697,144	(113,247)

Total fixed assets	7,058,400	6,942,895	(115,505)

TOTAL ASSETS	7,669,121	7,505,022	(164,098)

	Millions of yen
	March 31, 2008	March 31, 2009	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	584	189	(394)
Current portion of corporate bonds	170,000	200,000	30,000
Current portion of long-term borrowings	187,381	186,264	(1,117)
Current portion of long-term loans payable-subsidiary	50,000	—	(50,000)
Lease obligations	83	87	3
Accounts payable, other	66,230	50,010	(16,220)
Accrued expenses	9,236	9,193	(42)
Accrued taxes on income	210	146	(63)
Advance received	918	1,066	147
Deposit received	241	3	(237)
Deposit received from subsidiaries	39,796	91,500	51,704
Unearned revenue	1	1	0
Other current liabilities	1,175	641	(534)

Total current liabilities	525,858	539,104	13,245

Long-term liabilities:
Corporate bonds	1,340,791	1,340,906	114
Long-term borrowings	760,638	728,874	(31,764)
Lease obligations	847	782	(65)
Liability for employees’ retirement benefits	24,670	26,333	1,662
Other long-term liabilities	1,008	677	(331)

Total long-term liabilities	2,127,956	2,097,573	(30,383)

TOTAL LIABILITIES	2,653,815	2,636,678	(17,137)

NET ASSETS

Shareholders’ equity
Common stock	937,950	937,950	—
Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Other capital surplus	1,058	1,017	(41)

Total capital surplus	2,673,884	2,673,843	(41)

Earned surplus
Legal reserve	135,333	135,333	—
Other earned surplus	2,263,503	2,324,147	60,644
Other reserve	1,131,000	1,131,000	—
Accumulated earned surplus	1,132,503	1,193,147	60,644

Total earned surplus	2,398,836	2,459,481	60,644

Treasury stock	(1,005,136)	(1,205,597)	(200,460)

Total shareholders’ equity	5,005,535	4,865,677	(139,857)

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	9,771	2,667	(7,103)

Total unrealized gains (losses), translation adjustments, and others	9,771	2,667	(7,103)

TOTAL NET ASSETS	5,015,306	4,868,344	(146,961)

TOTAL LIABILITIES AND NET ASSETS	7,669,121	7,505,022	(164,098)

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues
Dividends received	213,202	199,050	(14,152)
Revenues from group management	19,077	18,600	(477)
Revenues from basic R&D	126,883	126,999	115
Other services	16,630	19,109	2,478

Total operating revenues	375,794	363,759	(12,034)

Operating expenses
Administration	20,713	25,010	4,296
Experiment and research	99,011	97,720	(1,291)
Depreciation and amortization	40,371	42,640	2,268
Retirement of fixed assets	2,857	2,002	(854)
Miscellaneous taxes	2,873	3,051	178

Total operating expenses	165,827	170,425	4,597

Operating income	209,966	193,334	(16,632)

Non-operating revenues:
Interest income	42,312	36,343	(5,969)
Lease and rental income	11,515	11,405	(110)
Miscellaneous income	4,755	2,179	(2,576)

Total non-operating revenues	58,583	49,928	(8,655)

Non-operating expenses:
Interest expenses	14,531	13,700	(830)
Corporate bond interest expenses	28,617	24,579	(4,038)
Lease and rental expenses	5,834	5,473	(361)
Miscellaneous expenses	1,856	3,070	1,214

Total non-operating expenses	50,840	46,824	(4,015)

Recurring profit	217,710	196,438	(21,272)

Special profits
Gain on transfer of the substitutional portion of the Employee Pension Fund	6,685	—	(6,685)

Total special profits	6,685	—	(6,685)

Special losses
Write-off of investments in affiliated companies	—	4,741	4,741
Loss on disposal of property, plant and equipment	7,823	—	(7,823)
Loss on sales of fixed assets	5,386	—	(5,386)
Impact of applying lease accounting standards	407	—	(407)

Total special losses	13,618	4,741	(8,876)

Income before income taxes	210,777	191,697	(19,080)

Corporation, inhabitant, and enterprise taxes	(6,089)	(7,861)	(1,772)
Deferred tax expenses (benefits)	21,032	3,574	(17,458)

Total income taxes	14,943	(4,286)	(19,230)

Net income	195,833	195,983	150

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Shareholders’ equity
Common stock
At the previous year end	937,950	937,950	—
Net change during the annual period

Total net change during the annual period	—	—	—

At the year end	937,950	937,950	—

Capital surplus
Additional paid-in capital
At the previous year end	2,672,826	2,672,826	—
Net change during the annual period

Total net change during the annual period	—	—	—

At the year end	2,672,826	2,672,826	—

Other capital surplus
At the previous year end	994	1,058	64
Net change during the annual period
Resale of treasury stock	64	(41)	(106)

Total net change during the annual period	64	(41)	(106)

At the year end	1,058	1,017	(41)

Total capital surplus
At the previous year end	2,673,820	2,673,884	64
Net change during the annual period
Resale of treasury stock	64	(41)	(106)

Total net change during the annual period	64	(41)	(106)

At the year end	2,673,884	2,673,843	(41)

Earned surplus
Legal reserve
At the previous year end	135,333	135,333	—
Net change during the annual period

Total net change during the annual period	—	—	—

At the year end	135,333	135,333	—

Other earned surplus
Reserve for special depreciation
At the previous year end	11	—	(11)
Net change during the annual period
Return of reserve for special depreciation to retained earnings	(11)	—	11

Total net change during the annual period	(11)	—	11

At the year end	—	—	—

Other reserve
At the previous year end	1,131,000	1,131,000	—
Net change during the annual period

Total net change during the annual period	—	—	—

At the year end	1,131,000	1,131,000	—

	Millions of yen
	2008	2009	Increase (Decrease)
Accumulated earned surplus
At the previous year end	1,054,125	1,132,503	78,377
Net change during the annual period
Return of reserve for special depreciation to retained earnings	11	—	(11)
Cash dividends	(117,467)	(135,338)	(17,871)
Net income	195,833	195,983	150

Total net change during the annual period	78,377	60,644	(17,732)

At the year end	1,132,503	1,193,147	60,644

Total earned surplus
At the previous year end	2,320,470	2,398,836	78,365
Net change during the annual period
Cash dividends	(117,467)	(135,338)	(17,871)
Net income	195,833	195,983	150

Total net change during the annual period	78,365	60,644	(17,721)

At the year end	2,398,836	2,459,481	60,644

Treasury stock
At the previous year end	(909,422)	(1,005,136)	(95,714)
Net change during the annual period
Payments to acquire treasury stock	(96,303)	(201,439)	(105,135)
Resale of treasury stock	589	979	389

Total net change during the annual period	(95,714)	(200,460)	(104,746)

At the year end	(1,005,136)	(1,205,597)	(200,460)

Total shareholders’ equity
At the previous year end	5,022,819	5,005,535	(17,284)
Net change during the annual period
Cash dividends	(117,467)	(135,338)	(17,871)
Net income	195,833	195,983	150
Payments to acquire treasury stock	(96,303)	(201,439)	(105,135)
Resale of treasury stock	653	937	283

Total net change during the annual period	(17,284)	(139,857)	(122,573)

At the year end	5,005,535	4,865,677	(139,857)

	Millions of yen
	2008	2009	Increase (Decrease)
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities
At the previous year end	12,816	9,771	(3,045)
Net change during the annual period
Others, net	(3,045)	(7,103)	(4,058)

Total net change during the annual period	(3,045)	(7,103)	(4,058)

At the year end	9,771	2,667	(7,103)

Total unrealized gains (losses), translation adjustments, and others
At the previous year end	12,816	9,771	(3,045)
Net change during the annual period
Others, net	(3,045)	(7,103)	(4,058)

Total net change during the annual period	(3,045)	(7,103)	(4,058)

At the year end	9,771	2,667	(7,103)

Total net assets
At the previous year end	5,035,635	5,015,306	(20,329)
Net change during the annual period
Cash dividends	(117,467)	(135,338)	(17,871)
Net income	195,833	195,983	150
Payments to acquire treasury stock	(96,303)	(201,439)	(105,135)
Resale of treasury stock	653	937	283
Others, net	(3,045)	(7,103)	(4,058)

Total net change during the annual period	(20,329)	(146,961)	(126,632)

At the year end	5,015,306	4,868,344	(146,961)

(4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from operating activities:

Income before income taxes	210,777	191,697	(19,080)
Depreciation and amortization	43,492	45,501	2,009
Loss on disposal of property, plant and equipment	8,977	758	(8,219)
Loss on sales of fixed assets	5,386	—	(5,386)
Impact of applying lease accounting standards	407	—	(407)
Dividends received	(213,202)	(199,050)	14,152
Write-off of investments in affiliated companies	—	4,741	4,741
Gain on the transfer of substitutional portion of the Employee Pension Fund	(6,685)	—	6,685
Increase (decrease) in liability for employees’ retirement benefits	947	1,662	715
(Increase) decrease in accounts receivable	38,980	3,906	(35,073)
Increase (decrease) in accounts payable and accrued expenses	(29,707)	(12,745)	16,961
Increase (decrease) in accrued consumption tax	982	(149)	(1,132)
Increase (decrease) in deposit received from subsidiaries	(56,001)	51,704	107,705
Other	(2,035)	2,804	4,839

Sub-total	2,319	90,829	88,510

Interest and dividends received	257,595	236,020	(21,574)
Interest paid	(45,517)	(38,203)	7,313
Income taxes received (paid)	1,139	10,527	9,387

Net cash provided by (used in) operating activities	215,536	299,174	83,637

Cash flows from investing activities:

Payments for property, plant and equipment	(54,400)	(48,371)	6,028
Proceeds from sale of property, plant and equipment	2,015	395	(1,620)
Payments for purchase of investment securities	(7,716)	(24,488)	(16,772)
Proceeds from sale of investment securities	411	43	(368)
Payments for long-term loans	(314,000)	(265,000)	49,000
Proceeds from long-term loans receivable	585,972	444,068	(141,904)
(Increase) decrease in long-term deposits of affiliated companies	(35,000)	—	35,000
Other	(421)	(107)	314

Net cash provided by (used in) investing activities	176,861	106,538	(70,323)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	313,897	354,476	40,579
Payments for settlement of long-term debt	(590,106)	(407,381)	182,725
Payments for settlement of lease obligations	(106)	(99)	6
Dividends paid	(117,467)	(135,338)	(17,871)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(95,649)	(200,502)	(104,852)

Net cash provided by (used in) financing activities	(489,433)	(388,846)	100,587

Net increase (decrease) in cash and cash equivalents	(97,035)	16,866	113,901

Cash and cash equivalents at beginning of year	174,377	77,341	(97,035)

Cash and cash equivalents at end of year	77,341	94,208	16,866

(5) Going Concern Assumption

None

(6) Significant Matters Pertaining to the Preparation of Non-Consolidated Financial Statements

<1>	Valuation of certain assets

a)	Securities

Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which are determined by the moving average method.

Other securities

•	Marketable securities

The securities whose fair value are readily determinable are stated at fair value as of balance sheet date with unrealized gains and losses directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

•	Non-marketable securities

The securities whose fair value are not readily determinable are stated at cost, which are determined by the moving average method.

b)	Inventories

Supplies are stated at cost, which are determined by the last purchase cost method (the balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).

(Change in Accounting Policy)

From the current fiscal year, the Company applies the Accounting Standards Board of Japan Statements No. 9 “Accounting Standard for Measurement of Inventories” July 5, 2006. Application of this change has no effect on the statements of income for the current fiscal year.

<2>	Depreciation and amortization of fixed assets

a)	Property, plant, and equipment (except lease assets) and intangible assets (except lease assets)

Property, plant, and equipment (except lease assets) are depreciated by using the declining-balance method with the exception of buildings for which the straight-line method is used. Intangible assets (except lease assets) are amortized on a straight-line basis. The useful lives are calculated on the estimated cycle of the assets and the residual values are calculated based on real residual values.

Internal-use software is amortized on a straight-line basis over their estimated useful lives within five years.

b)	Leases assets

Financial leases other than those deemed to transfer ownership of properties to lessees.

Depreciation of property, plant and equipment is computed by the declining-balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are the terms of leases and the residual values of the assets are determined substantially. In a case where the residual value of a leased asset other than a building equals zero, depreciation of such asset is computed by multiplying ten-ninths to the equivalent amount computed by the declining-balance method under an assumption that the residual value of the asset is 10% of its acquisition cost. Intangible assets are amortized over the term of leases on a straight-line basis.

<3>	Allowances

a)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability.

No allowance is accrued as of this year-end.

b)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of this year-end.

Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

Actuarial net gain or loss is amortized on a straight-line basis over the average remaining service periods at the time of recognition.

<4>	Hedging Activities

a)	Accounting for Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote 14).

b)	Hedging Instruments and Hedged Items

Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and combinations of the above.

Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

c)	Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps and other instruments are employed in compliance with internal rules.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal rules.

d)	Assessment of Hedge Effectiveness

At the end of each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where important terms and conditions such as principal, interest-rate and duration are identical between hedging instruments and hedged items.

<5>	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

(7) Notes to Non-Consolidated Balance Sheets

Accumulated depreciation on property, plant and equipment:

March 31, 2008:	240,963 million yen
March 31, 2009:	255,251 million yen

In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999, and the total assets of the four companies above have been pledged as general collateral for the said bonds.

(8) Note to Non-Consolidated Statements of Income

Research & Development expenses included in operating expenses:

Year ended March 31, 2008:	134,802 million yen
Year ended March 31, 2009:	143,680 million yen

(9) Notes to Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Matters Pertaining to Treasury Stock

Type of stock	Common stock

Number of shares on March 31, 2008	210,247,082 shares

Increase in number of shares during this annual period (Purchase from stock market)	40,517,500 shares

Increase in number of shares during this annual period (Purchase of shares less than one unit by shareholders requirement)	283,245 shares

Decrease in number of shares during this annual period (Resale of shares less than one unit by shareholders requirement)	203,660 shares

Number of shares on March 31, 2009	250,844,167 shares

(Additional information)

On January 4, 2009, NTT effected the split of one share of its common stock into 100 shares. The number of treasury stock above is retrospectively adjusted to reflect the stock split made as of the beginning of the previous fiscal year.

(10) Securities (Non-Consolidated)

March 31, 2008

Marketable investments in subsidiaries and affiliated companies

	Amount included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	5,153,078 million yen	5,111,948 million yen

Investments in subsidiaries and affiliated companies	9,804 million yen	16,202 million yen	6,397 million yen

Total	50,934 million yen	5,169,281 million yen	5,118,346 million yen

March 31, 2009

Marketable investments in subsidiaries and affiliated companies

	Amounts included in the balance sheet	Fair value	Difference

Investments in subsidiaries	41,129 million yen	4,276,139 million yen	4,235,009 million yen

Investments in subsidiaries and affiliated companies	5,289 million yen	5,289 million yen	- million yen

Total	46,419 million yen	4,281,429 million yen	4,235,009 million yen

(11) Income Taxes (Non-Consolidated)

Breakdown of deferred tax assets and liabilities:

March 31, 2008

(Millions of yen)
Deferred tax assets:
Fixed assets	23,439
Securities	12,395
Liability for employees’ retirement benefits	10,027
Other	5,178

Total gross deferred tax assets	51,041

Less - Valuation allowance	(22,050)

Total deferred tax assets	28,991

Deferred tax liabilities:
Net unrealized gains/losses on securities	(2,182)
Other	(231)

Total gross deferred tax liabilities	(2,413)

Net deferred tax assets	26,577

March 31, 2009

(Millions of yen)
Deferred tax assets:
Fixed assets	18,524
Securities	10,471
Liability for employees’ retirement benefits	10,701
Other	8,454

Total gross deferred tax assets	48,151

Less - Valuation allowance	(22,689)

Total deferred tax assets	25,461

Deferred tax liabilities:
Net unrealized gains/losses on securities	(672)
Other	(276)

Total gross deferred tax liabilities	(948)

Net deferred tax assets	24,512

6. OTHER

CHANGES IN BOARD OF DIRECTORS

(1)	Candidates for Directors

	Hiromichi Shinohara	(Director, Information Sharing Laboratory Group of Nippon Telegraph and Telephone Corporation)

	Tetsuya Shouji	(Senior Vice President, Nippon Telegraph and Telephone West Corporation)

(2)	Directors scheduled to resign from office

	Kiyoshi Kosaka	(Senior Vice President; scheduled to become President, NTT Business Associe Corporation)

	Takashi Hanazawa	(Senior Vice President; scheduled to become Senior Executive Vice President, NTT Advanced Technology Corporation)

(3)	Candidates scheduled to take office as Executive Vice President

	Yasuyoshi Katayama	(Senior Vice President)

(4)	New executive positions and organizational responsibilities

New Positions and Organizational Responsibilities	Name	Current Positions and Organizational Responsibilities
Executive Vice President,	Yasuyoshi Katayama	Senior Vice President,
Director of Technology Planning Department,		Director of Technology Planning Department,
Director of Next Generation Network Office,		Director of Next Generation Network Office,
Technology Planning Department		Technology Planning Department

Senior Vice President,	Hiromichi Shinohara
Director of Research and Development Planning Department

Senior Vice President,	Tetsuya Shouji
Director of General Affairs Department,
Director of Internal Control Office,
General Affairs Department

(Notes)	Directors scheduled to resign from office are scheduled to relinquish their seats as Senior Vice Presidents at the close of the 24th Ordinary General Meeting of Shareholders (scheduled to be held on June 24, 2009).

Attachment

Nippon Telegraph and Telephone Corporation

May 13, 2009

NTT’s Shares and Shareholders (as of March 31, 2009)

1.	Classification of Shareholders

Details		NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
		Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
						Non- Individuals	Individuals
Total Holders		4	339	95	8,784	1,273	971	1,021,546	1,033,012	—

Total Shares (Units)		5,305,907	2,275,951	71,631	179,740	2,964,417	6,018	4,917,167	15,720,831	2,037,800

	%	33.75	14.48	0.46	1.14	18.86	0.04	31.28	100.00	—

Notes:	1.	“Domestic Individuals, etc.” includes 2,508,444 units of treasury stock, and “Shares Representing Less Than One Unit” includes 67 shares of treasury stock. 250,844,467 shares of treasury stock (2,508,444 units) represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of March 31, 2009 was 250,844,167.
	2.	“Other Domestic Corporations” includes 185 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
	3.	The number of shareholders who own only shares representing less than one unit is 241,884.

2.	Classification by Number of Shares

Details		NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
		At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Units	Total
Number of Holders		408	187	976	1,162	26,953	64,314	939,012	1,033,012	—

	%	0.04	0.02	0.09	0.11	2.61	6.23	90.90	100.00	—

Total Shares (Units)		13,065,679	131,269	201,047	75,952	412,153	390,062	1,444,669	15,720,831	2,037,800

	%	83.11	0.84	1.28	0.48	2.62	2.48	9.19	100.00	—

Notes:	1.	“At Least 1,000 Units” includes 2,508,444 units of treasury stock, and “Shares Representing Less Than One Unit” includes 67 shares of treasury stock.
	2.	“At Least 1,000 Units” includes 185 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percent of Total Shares Issued (%)
The Minister of Finance	530,572	33.71
Japan Trustee Services Bank, Ltd. (Trust Account)	58,315	3.70
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	53,453	3.40
The Master Trust Bank of Japan, Ltd. (Trust Account)	41,142	2.61
Moxley and Company	36,761	2.34
NTT Employee Share-Holding Association	12,559	0.80
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	11,398	0.72
State Street Bank and Trust Company	9,702	0.62
State Street Bank and Trust Company 505225	9,653	0.61
Mellon Bank, N.A. As Agent For Its Client Mellon Omnibus US Pension	9,505	0.60

Total	773,064	49.11

Note: The Company’s holdings of treasury stock (250,844,167 shares) are not included in the above table.

Financial Results for the Year Ended March 31, 2009

May 13, 2009

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2008 Highlights and Forecasts

[Consolidated Results]

Operating Revenues : 10,416.3 billion yen, Operating Income : 1,109.8 billion yen

[Compared with FY2007]

Operating Revenues : (264.6) billion yen, Operating Income : (194.9) billion yen

(Operating Income excluding the effect of FY2007 special factors : (35.0) billion yen)

[Compared with FY2008 Revised Forecasts]

Operating Revenues : (163.7) billion yen, Operating Income : (50.2) billion yen

(Billions of yen)

FY2008

Change year-on-year

[%]

Difference from Forecasts

FY2007

FY2008 Revised Forecasts

Operating Revenues

10,416.3

(264.6)

(2.5)%

(163.7)

10,680.9

10,580.0

Operating

Expenses

9,306.6

(69.7)

(0.7)%

(113.4)

9,376.3

9,420.0

Operating Income

(194.9)

1,304.6

1,109.8

(14.9)%

(50.2)

1,160.0

excluding the effect of special factors : (35.0)

excluding the effect of special factors : 1,144.7

Net income

538.7

(96.5)

(15.2)%

(21.3)

635.2

560.0

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)FY2008 Results of Operating Income (vs. FY2008 Revised Forecasts)

Operating Income : 1,109.8 billion yen (Compared with FY2008 forecasts : (50.2) billion yen)The effects of the down turn in the economy which had a limited impact on our Income for the previous nine months became apparent in various forms

Operating Income [Difference from Forecasts:(50.2) ]

(Billions of yen)

1,160.0

(35.0)

<Difference from initial forecasts (disclosed in May 2008)>

Widening of the increase in doubtful accounts expenses for finance businesses

Sluggishness and increase in write-downs in the residential property sales business

(15.0) Decrease in income for the SI business

±0.0 <negative factors>Impairment of goodwill, etc

Additional reserve for pre-paid telephone cards <positive factors>

Cut down in expenses etc

1,109.8

FY2008 Results

FY2008 Revised Forecasts (disclosed in Nov. 2008)

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP) FY2008 Contributing Factors by Segment

Regional / Long distance and international communications business : decrease in revenues and income (due to the effects in gains from last year’s transfer of the substitutional portion of the Employees’ Pension Fund to the Japanese government) Mobile communications business : decrease in revenues, increase in income (due to a decrease in expenses attributable to growth in new handset purchase methods) Data communications business : increase in revenues and income (due to expansion of consolidated subsidiaries)

10,680.9

Operating Revenues

[year-on-year: (264.6) ]

FY2007

(145.0)

Regional communications business

(7.3)

Long distance and international communications business

Mobile communications business (263.8)

Data communications business +67.7

Other business (19.9)

Elimination of intersegment/Others +103.7

(Billions of yen)

10,416.3 FY2008

Operating [year-on-year: (69.7) ] Expenses

9,376.3 FY2007

+70.2

Regional communications business

+1.6

Long distance and international communications business

Mobile communications business (292.7)

Data communications business +39.8

Other business +43.8

Elimination of intersegment/Others +67.6

9,306.6 FY2008

Operating Income [year-on-year: (194.9) ]

FY2007 1,304.6

Regional communications business (215.2)

Long distance and international communications business (9.0)

Mobile communications business +28.9

Data communications business +27.9

Other business (63.7)

Elimination of intersegment/Others +36.2

FY 2008 1,109.8

[year-on-year (excluding FY2007 special factors): (35.0) ]

1,144.7 (23.1) +0.6 +29.7 +4.1 (49.6) +3.3 1,109.8

—4— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009 Forecast Highlights

Operating Income : 1,110.0 billion yen

(Compared with FY2008 Results : +0.2 billion yen)

Despite a large decrease in revenues, consolidated operating income remains about the same as FY2008 due to thorough cost reduction

(Billions of yen)

FY2008 Results FY2009 Forecasts Change year-on-year [%]

Operating Revenues 10,416.3 10,300.0 (116.3) (1.1)%

Operating Expenses 9,306.6 9,190.0 (116.6) (1.3)%

Operating Income 1,109.8 1,110.0 0.2 0.0%

Net income * 538.7 460.0 (78.7) (14.6)%

* Net income for FY2009 Forecasts represents net income attributable to the parent, excluding noncontrolling interests.

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2008
FY2009 E
(Billions of yen)
Operating Revenues
2,002.7
(49.7)
(2.5)%
Voice Transmission Services (120.7)
IP Services +101.2
Others (30.2)
Difference from FY2008 forecasts (7.0)
1,952.9
(27.9)
(1.4)%
Voice Transmission Services (93.2)
IP Services +90.0
Others (24.8)
1,925.0
FY2007
FY2008
FY2009 E
Operating Expenses
1,957.7
(41.4)
(2.1)%
Personnel expenses +6.0
Expenses for purchase of goods and services and other expenses (43.1)
Depreciation expenses and loss on disposal of assets (4.3)
1,916.2
(31.2)
(1.6)%
Personnel expenses +11.9
Expenses for purchase of goods and services and other expenses (30.5)
Depreciation expenses and loss on disposal of assets (12.7)
1,885.0
FY2007
FY2008
FY2009 E
Operating Income
Difference from FY2008 forecasts (3.3)
44.9
(8.2)
(18.4)%
36.6
+3.3
+9.0%
40.0

−6−

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2008 FY2009 E

(Billions of yen)

Operating Revenues

(49.7)

(2.5)%

Difference from FY2008 forecasts (7.0)

(27.9)

(1.4)%

2,002.7

Voice Transmission Services (120.7)

IP Services +101.2

Others (30.2)

1,952.9

Voice Transmission Services (93.2)

IP Services +90.0

Others (24 .8)

1,925.0

FY2007 FY2008 FY2009 E

Operating Expenses

(41.4)

(2.1)%

(31.2)

(1.6)%

1,957.7

Personnel expenses +6.0

Expenses for purchase of goods and services and other expenses (43.1)

Depreciation expenses and loss on disposal of assets (4.3)

1,916.2

Personnel expenses +11.9

Expenses for purchase of goods and services and other expenses (30.5)

Depreciation expenses and loss on disposal of assets (12.7)

1,885.0

FY2007 FY2008 FY2009 E

Operating Income

Difference from FY2008 forecasts (3.3)

44.9 (8.2) 36.6 +3.3 40.0

(18.4)% +9.0%

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

FY2008
FY2009 E
(Billions of yen)
Operating Revenues
1,901.2
(76.9)
(4.0)%
Voice Transmission Services (120.2)
IP Services +74.5
Others (31.2)
Difference from FY2008 forecasts (4.6)
1,824.3
(45.3)
(2.5)%
Voice Transmission Services (101.4)
IP Services +71.5
Others (15.4)
1,779.0
FY2007
FY2008
FY2009 E
Operating Expenses
1,887.3
(70.7)
(3.7)%
Personnel expenses +9.4
Expenses for purchase of goods and services and other expenses (58.6)
Depreciation expenses and loss on disposal of assets (21.5)
1,816.5
(42.5)
(2.3)%
Personnel expenses +11.3
Expenses for purchase of goods and services and other expenses (25.7)
Depreciation expenses and loss on disposal of assets (28.2)
1,774.0
FY2007
FY2008
FY2009 E
Operating Income
Difference from FY2008 forecasts +2.7
13.9
(6.1)
(44.2)%
7.7
(2.7)
(35.6)%
5.0

–7–

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

FY2008 FY2009 E

Operating Revenues

(Billions of yen)

Difference from FY2008 forecasts (4.6)

1,901.2

(76.9)

(4.0)%

(45.3)

(2.5)%

Voice Transmission Services (120.2)

IP Services +74.5

Others(31.2)

1,824.3

Voice Transmission Services (101.4)

IP Services +71.5

Others(15.4)

1,779.0

FY2007 FY2008 FY2009 E

Operating Expenses

(70.7)

(3.7)%

(42.5)

(2.3)%

1,887.3

Personnel expenses +9.4

Expenses for purchase of goods and services and other expenses (58.6)

Depreciation expenses and loss on disposal of assets (21.5)

1,816.5

Personnel expenses +11.3

Expenses for purchase of goods and services and other expenses (25.7)

Depreciation expenses and loss on disposal of assets (28.2)

1,774.0

FY2007 FY2008 FY2009 E

Operating Income

Difference from FY2008 forecasts +2.7

13.9 (6.1) 7.7 (2.7) 5.0

(44.2)% (35.6)%

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Com Financial Results

FY2008 | **FY2009 E**

(Billions of yen)

Operating Revenues

Operating Expenses

Operating Income

Difference from FY2008 forecasts (9.1)
104.7
(3.8)
(3.7)%
100.8
(10.8)
(10.8)%
90.0

—8—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Com Financial Results

FY2008 FY2009 E

Operating Revenues

(Billions of yen)

Difference from FY2008 forecasts +5.1

1,154.5

(27.3)

(2.4)%

(45.1)

(4.0)%

Voice Transmission Services (36.5) IP Services +19.8

Solution Business +4.1 Others (14.8)

1,127.1

Voice Transmission Services (39.8)

IP Services +18.9

Solution Business (7.0)

Others (17.2)

1,082.0

FY2007 FY2008 FY2009 E

Operating Expenses

(23.4)

(2.2)%

(34.3)

(3.3)%

1,049.7

Personnel expenses +0.4

Expenses for purchase of goods and services and other expenses (10.7)

Depreciation expenses and loss on disposal of assets (13.2)

1,026.3

Personnel expenses +1.0

Expenses for purchase of goods and services and other expenses (34.1)

Depreciation expenses and loss on disposal of assets (1.2)

992.0

FY2007 FY2008 FY2009 E

Operating Income

Difference from FY2008 forecasts

(9.1)

104.7 (3.8) 100.8 (10.8) 90.0

(3.7)% (10.8)%

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2008
FY2009 E
(Billions of yen)
Operating Revenues
+64.6
+6.0%
Difference from FY2008 forecasts +19.0
+30.9
+2.7%
1,074.4
1,139.0
1,170.0
FY2007
FY2008
FY2009 E
Operating Expenses
+62.0
+6.3%
+39.4
+3.8%
978.4
1,040.5
1,080.0
FY2007
FY2008
FY2009 E
Operating Income
Difference from FY2008 forecasts (6.4)
95.9
+2.6
+2.7%
98.5
(8.5)
(8.7)%
90.0

–9–

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2008 FY2009 E

(Billions of yen)

Operating Revenues

Difference from FY2008 forecasts +19.0

+64.6

+6.0%

+30.9

+2.7%

1,074.4 1,139.0 1,170.0

FY2007 FY2008 FY2009 E

Operating Expenses

+62.0

+6.3%

+39.4

+3.8%

978.4 1,040.5 1,080.0

FY2007 FY2008 FY2009 E

Operating Income

Difference from FY2008 forecasts (6.4)

95.9 +2.6 98.5 (8.5) 90.0

+2.7% (8.7)%

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2008
FY2009 E
(Billions of yen)
Operating Revenues
4,711.8
(263.8)
(5.6)%
Difference from FY2008 forecasts (149.0)
4,448.0
(66.0)
(1.5)%
4,382.0
FY2007
FY2008
FY2009 E
Operating Expenses
3,903.5
(286.5)
(7.3)%
3,617.0
(65.0)
(1.8)%
3,552.0
FY2007
FY2008
FY2009 E
Operating Income
808.3
+22.6
+2.8%
Difference from FY2008 forecasts +1.0
831.0
(1.0)
(0.1)%
830.0

—10—
Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2008 FY2009 E

Operating Revenues

(Billions of yen)

Difference from FY2008 forecasts (149.0)

(263.8)

(5.6)%

(66.0)

(1.5)%

4,711.8 4,448.0 4,382.0

FY2007 FY2008 FY2009 E

Operating Expenses

(286.5)

(7.3)%

(65.0)

(1.8)%

3,903.5 3,617.0 3,552.0

FY2007 FY2008 FY2009 E

Operating Income

Difference from FY2008 forecasts +1.0

808.3 +22.6 831.0 (1.0) 830.0

+2.8% (0.1)%

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S.GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

(Billions of yen)

FY2007

+147.2

+89.5

1,304.6

1,067.9

NTT (Holding Company) : 3.2

NTT URBAN DEVELOPMENT (Consolidated) : 28.7 NTT COMWARE : 20.5 NTT FINANCE (Consolidated) : 1.1 Outsourcing companies (East) : 14.8 * Outsourcing companies (West) : (7.9) * Other companies : 35.5

Gain on transfer of substitutional portion of the EPF : +292.9 Change related to revision of depreciation method (including D70) : (57.4) Deferred revenue for the future usage of telephone cards: (32.8) NTT DATA’s revision of the personnel transfer program:(39.7) Adjustments between operating and non - operating items, including eliminations, etc.

FY2008

1,074.8

Total operating income of 5 major subsidiaries (JPN GAAP)

+1.1 +33.8

NTT (Holding Company) : (5.7)

NTT URBAN DEVELOPMENT (Consolidated) : 25.2 NTT COMWARE : 7.0 NTT FINANCE (Consolidated) : (22.3) Outsourcing companies (East) : 1.1 * Outsourcing companies (West) : 0.1 * Other companies : 28.4 Total operating income of subsidiaries other than 5 major ones (excluding the effect of dividends received by NTT (Holding Company)) (JPN GAAP)

Change related to revision of depreciation method (including D70) : (33.0) Pension (actuarial difference etc.) : +24.0 Adjustments between operating and non - operating items, including eliminations, etc.

Elimination and U.S. GAAP adjustments

1,109.8

Consolidated operating income (U.S. GAAP)

*The definition of Outsourcing companies (East) and Outsourcing companies (West) was revised from the disclosure for the six-month period ended September 30, 2008.

—11— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

<FY2008>

Net cash provided by operating activities decreased year-on-year by 18.7% (576.7 billion yen).

Accounts receivable increased by 359.6 billion yen due to a bank holiday (on Mar. 31, 2007) and expansion of installment credits and corporate taxes on income by 166.5 billion yen.

Net cash used in investing activities increased year-on-year by 14.0% (279.0 billion yen).

Payments for purchase of property, plant and equipment increased by 152.3 billion yen and payments for purchase of non-current investments increased by 193.7 billion yen.

Net cash used in financing activities decreased year-on-year by 51.4% (373.0 billion yen).

Interest-bearing debt increased by 222.1 billion yen and payments for acquisition of treasury stock increased by 104.9 billion yen.

(Billions of yen)

CFs from operating activities (A)

CFs from investing activities (B)

(A) + (B)

CFs from financing activities

4,000

3,090.8

3,000

2,514.1

2,000

1,100.2

1,000

244.4

0

(353.3)

(1,000)

(726.4)

(2,000)

FY2007

FY2008

(1,990.6)

(2,269.7)

(3,000)

Interest-

bearing Debt

5,000

4,900.0

4,899.3

4,677.2

4,500

4,000

3,500

3,000

FY2007 FY2008 FY2009E

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Shareholder Returns

NTT

(yen)
150
100
50
0
Dividends per share *2
40%
30%
20%
10%
0%
Pay-out Ratio
Dividends per share
Pay-out Ratio
Excluding special factors *1
Approx. 23%
50
60
60
80
90
110
120
12.3%
13.1%
17.2%
23.2%
19.5%
27.5%
34.5%
10 yen increase
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009E

—13—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Enhancing medium-term returns for shareholders

In the fiscal year ending March 31, 2010, an increase of 10 yen in dividends is forecasted, bringing the total dividend forecast for the year to 120 yen per share

(yen)

150 40%

Excluding 34.5%

Dividends per share Pay-out Ratio special 120

factors *1 Approx. 23% 110 30%

90

100 80 27.5%

Pay

Dividends 60 60 17.2% 23.2% 19.5% 20% - out

per 50

50 13.1% Ratio

share 12.3% 10 yen 10%

increase

*2

0 0%

FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009E

*1 The assumed impact on the net income is calculated by multiplying the special factor amount of operating income (159.9 billion yen) by (1-the effective tax rate)

*2 Due to the January 2009 stock split of one share of common stock into 100 shares, the dividend amount per share has been retroactively adjusted

—13— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Road to Service Creation Business Group

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

NTT

Number of FLET'S Hikari Subscribers

(Thousands)
20,000
10,000
0
1,665
3,419
6,076
8,777
11,134
13,634
2005.3
2006.3
2007.3
2008.3
2009.3
2010.3 E

－14－
Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

1-1 HIKARI WITH NGN SERVICE ROLLOUT – EXPANSION OF HIKARI BROADBAND

NUMBER OF FLET’S HIKARI SUBSCRIBERS

(THOUSANDS)

20,000

13,634

10,000 11,134

8,777

6,076

3,419

0 1,665

2005.3 2006.3 2007.3 2008.3 2009.3 2010.3 E

—14— COPYRIGHT(C) 2009 NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Reference)

NTT

Prefecture	Municipalities
Hokkaido	Niseko-cho, Dec.04
	Shimamaki-mura, Apr.09
	Other (1city)
Aomori Prefecture	Rokkasho-mura, Aug.08
Iwate Prefecture	Sumita-cho, Mar.08
Miyagi Prefecture	Motoyoshi-cho, Mar.09
Akita Prefecture	Kazuno-shi, Jun.07
	Others (1 city, 1 town)
Yamagata Prefecture	Asahi-machi, Mar.07
	Nanyo-shi, Sep.07
	Shonai-machi, Dec.07
	Mamurogawa-machi, Mar.08
	Iide-machi, Nov.08
	Funagata-machi, Feb.09
Fukushima Prefecture	Bandai-machi, Mar.05
	Nihonmatsu-shi (former Iwashiro-machi), Mar.06
	Tadami-machi, Nov.06
	Inawashiro-machi, Mar.07
	Minamiaizu-machi, Mar.07
	Others (2 cities, 4 towns, 3 villages)
Niigata Prefecture	Murakami-shi (former Asahi-mura, Sep.07 / former Sanboku-machi, Mar.08)
	Others (1city)
	Others (1city)
Nagano Prefecture	1 village
Ibaraki Prefecture	1 town
Saitama Prefecture	1 city
Yamanashi Prefecture	Doushi-mura, Jul.07
Gifu Prefecture	Nakatsugawa-shi, Sep.07
	Mizuho-shi, Dec.09
Fukui Prefecture	Ohi-cho, Jun.07
	Katsuyama-shi, Nov.08
Kyoto Prefecture	Kyotango-shi, Dec.09
Wakayama Prefecture	Shirahama-cho, Oct.07
	Kinokawa-shi, Apr.08
Hyogo Prefecture	Tamba-shi (former Hikami-gun), Sep.03
	Minamiawaji-shi, Oct.06
	Kamigori-cho, Apr.09
Okayama Prefecture	Maniwa-shi, Feb.07
	Nishiawakura-son, Mar.07
	Shinjyo-son, Oct.07
	Mimasaka-shi, Jul.08
Hiroshima Prefecture	Onomichi-shi (former Mitsugi-cho), Oct.03
Ehime Prefecture	Kamijima-cho, May.09
Nagasaki Prefecture	Goto-shi, Apr.08
Kagoshima Prefecture	Wadomari-cho, Jun.09
Oita Prefecture	Bungotakada-shi, Feb.08
Tokushima Prefecture	Mima-shi, Nov.08

Coverage Planned

—15—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

(Reference)

Expansion of Fiber-Optic Service Coverage Through Collaboration with Local Governments and Others

??Through collaboration with local governments and residents, we are promoting the expansion of fiber-optic service coverage

Asahi-machi, Mar.07

Yamagata Shonai-machi, Nanyo-shi, Sep. Dec.07 07 Akita Kazuno-shi, Jun.07

Prefecture Mamurogawa-machi, Mar.08 Prefecture Others (1 city, 1 town)

Iide-machi, Nov.08

Funagata-machi, Feb.09

Murakami-shi

Niigata (former Asahi-mura, Sep.07

former Sanboku-machi, Mar.08)

Prefecture Others (1city)

Others (1city)

Nagano

Prefecture 1 village

Maniwa-shi, Feb.07

Okayama Nishiawakura-son, Mar.07

Prefecture Shinjyo-son, Oct.07

Mimasaka-shi, Jul.08

Hiroshima

Prefecture Onomichi-shi (former Mitsugi-cho), Oct.03

Ehime

Prefecture Kamijima-cho, May.09

Nagasaki

Prefecture Goto-shi, Apr.08

Niseko-cho, Dec.04 Hokkaido Shimamaki-mura, Apr.09 Other (1city)

Aomori Rokkasho-mura, Aug.08 Prefecture Iwate Sumita-cho, Mar.08 Prefecture Miyagi Motoyoshi-cho, Mar.09 Prefecture

Bandai-machi, Mar.05

Nihonmatsu-shi (former Iwashiro-machi), Mar.06 Fukushima Tadami-machi, Nov.06 Prefecture Inawashiro-machi, Mar.07 Minamiaizu-machi, Mar.07 Others (2 cities, 4 towns, 3 villages)

Kagoshima Wadomari-cho, Jun.09

Prefecture

Oita Prefecture Bungotakada-shi, Feb.08

Tokushima Prefecture Mima-shi, Nov.08

Gifu Nakatsugawa-shi, Sep.07

Prefecture Mizuho-shi, Dec.09

Fukui Ohi-cho, Jun.07

Prefecture Katsuyama-shi, Nov.08

Kyoto

Prefecture Kyotango-shi, Dec.09

Wakayama Shirahama-cho, Oct.07

Prefecture Kinokawa-shi, Apr.08

Hyogo Tamba-shi (former Hikami-gun), Sep.03

Prefecture Minamiawaji-shi, Oct.06

Kamigori-cho, Apr.09

Ibaraki

1	town

Prefecture

Saitama

1	city

Prefecture

Yamanashi

Doushi-mura, Jul.07

Prefecture

Coverage Planned

—15— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

1-2 Hikari with NGN Service Rollout – Expansion of NGN Service Area

By the end of FY2009, Hikari Next (NGN) service will be available to approximately 90% of households and businesses in the existing FLET’S Hikari (fiber-optic access) service areas

By the end of FY2010, the service will be available in all existing FLET’S service areas (available to 90% of households and businesses nationwide)

We introduced an optical wiring system within multi-unit dwellings that uses fiber-optic cables to connect directly to every residence in the buildings, thereby promoting the expansion of fiber-optic access area

service maps are images of area deployment

NGN

Service will be available to all existing FLET’S Hikari service areas Service will be available to End of FY2010 approx. 90% of households and businesses in existing Service available to approx. FLET’S Hikari service areas 60% of households and End of FY2009 businesses in existing FLET’S Available to all service areas in

Hikari service areas eastern Japan and 80% of service End of FY2008 areas in western Japan

Commercial service launched

March 2008 Fiscal Year

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

1-3 Hikari/NGN Service Rollout – Service Rollout Centering on the NGN

For business users: Provide highly reliable services such as FLET’S VPN Wide that can be used throughout Japan by connecting the networks of NTT East and NTT West. Will deploy secure bandwidth data transmission services and other means that serve various uses of the NGN.

For home users: Increase video services and terminal device lineups that take advantage of fiber-optics. Will provide convenient services that combine PCs, TVs and mobile phones.

FY2008 Present FY2009

For Business For Home

Highly reliable corporate data networks

ICT solutions that support business creation and efficiency

High quality triple play service

Applications and terminal devices that expand the usage of fiber optics

Mar: FLET’S VPN Gate

Mar: Business Ether-Wide

Mar: Hikari Denwa*1 Office Type

Aug: FLET’S VPN Wide

(Connecting NTT East and NTT West and existing FLET’S service)

Secured bandwidth data transmission

Hikari Denwa

(for large businesses)

Oct: New key telephone system

(compatible with the NGN)

Nov: Digital signage

(business model trial)

Apr: EMR for clinics

SaaS common platform

Digital Cinema

Jun: Ubiquitous Desk (NEC)

Mar: FLET’S Hikari Next

Mar: Hikari Denwa*1

Mar: FLET’S Phone

Mar: Hikari T V

May: Retranmission of DTT over IP (Hikari TV)

Apr: Earthquake early warning

Oct: Tele presence

(Cisco Systems)

Oct: Session Plus

Apr: HD quality video conference system (NEC)

Feb: Hikari softphone

Feb: Hikari digital photo frame

Jul: FLET’S TV

Sep: GyaO NEXT (USEN)

Dec: “NHK On-demand” (via Hikari TV)

Aug: Music broadcasting (USEN)

Hikari Box (tentative name)

(PC that connects the TV set to access the Internet)

Standby display with communication terminal*2 (Advanced digital photo frame)

Retransmission of satellite broadcasts over IP*3 (Hikari TV) Hikari TV and mobile seamless service

Apr: PC equipped with Hikari TV tuner Femtocell Mobile-PC seamless services (e.g. e-mail)

Note: Black: network services, Blue: terminal devices and systems. Green: applications and solutions

Italics: services provided by non-NTT Group service providers and manufacturers.

(Company names are in parentheses)

*1 Fiber-optic (Hikari) based IP telephony service provided by NTT East and NTT West

*2 Automatically updating the contents

*3 With broadcasters’ consent for retransmission

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

1-4 Hikari/NGN Service Rollout

Cultivating the Video Service Market with “Hikari

TV”

The number of subscribers to video services over fiber optics ( “Hikari TV” and “FLET’S TV”) is expanding rapidly, cultivating a new video service market such as VOD

Aim to pursue further growth in demand through service expansion centering on “Hikari TV”

1.4 million

Services and features of Hikari TV

“NHK On-demand”

PC equipped with Hikari TV tuner

Karaoke service

TV set equipped with Hikari TV tuner

VOD unlimited plan

<Future services>

Expansion of HD quality broadcast channels

Retransmission of satellite broadcasts over IP*2

Seamless service with mobile phones

Recording function with high technology STB (internal HDD)

Hikari TV

0.63 million (2,625

Yen VOD ~/month)

Multichannel broadcast

(2,625Yen~/month)

VOD + multichannel broadcast

(3,675Yen~/month)

FLET’S TV*1 (682.5Yen ~/month)

FY2008 FY2009 Fiscal year

*1 FLET’S TV is a service that will be provided to those who subscribe to both FLET’s TV Transmission Service provided by NTT East/West and SKY PerfecTV!HIKARI (Home Type Wide or Condominium Type Optical Cabling System) provided by Opticast Inc. The fee includes a service fee for SKY PerfecTV!HIKARI of 210Yen/month.

*2 With broadcasters’ consent for retransmission

—18— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

2-1 Expansion of Upper Layer Business

Home ICT Promotion of remote healthcare utilizing NGN Trial implementation of remote health care in conjunction with obligatory metabolic syndrome checkups and health prescription Consider expanded uses in the healthcare field

PCs Services and linking other devices mobiles, Provide seamless services in a multi-device environment (including mobile phones and PCs) Mobile/PC linked services for search and e-mail Consider provision of seamless video services

e-learning Revolutionize e-learning through “rich, flexible and fun” learning using broadband

Digital cinema Secure NGN-based, high-quality cinema content distribution; can be used for live events and public viewings Preparations underway for launch this fall in collaboration with TOHO and Kadokawa

Digital signage Promote the use of digital signage Conduct field studies and consider commercialization in collaboration with Dentsu and other partners

SaaS and cloud computing Promote “SaaS over NGN” and migration of services to cloud computing services

Support functions for residential services Prepare launch of NTT Single Sign-on (provisional name) and NTT Payment (provisional name)

Support functions for business services Full lineup of SaaS platforms (BiZCity and VANADIS)

Next-Generation Services Joint Development Forum, NTT Investment Partners (NTT-IP) Promote community activities among partners, including NGN application development by the “development community”

Promote capital and business alliances with venture firms and other partners through NTT-IP: including ngi group, EnterpriseDB, Broad Earth, Softfront, OpSource, eflow and OPTiM

—19— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

2-2 Examples of Upper Layer Business Efforts – e-Learning

NTT Group (NTTLS, etc.) and Digital Knowledge to set up a company for developing online learning services A business and capital tie-up planned with Cerego Japan (online learning site “smart.fm”) Study system using 3Di’s “3Di OpenSim” (3D virtual space construction software) to be developed

“Rich” Offer opportunities for high-quality learning

“Flexible” Users can design highly personalized courses of study

“Fun” Web2.0+broadband adds fun to learning

“Learning Forest (Manabi no Mori)” A lively learning environment

Example of a virtual English conversation school

Entertainment learning Content tools

High-quality, highly effective English conversation learning in a 3D space

Communication among lecturers and students via SNS

Face-to-face consulting with mentor

—20— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

2-3 Examples of Upper Layer Business Efforts

- Support Functions for Residential Services

When using “NTT Single Sign-On (tentative name)”…

When using “NTT Payment (tentative name” …

Enables customers to use services by partner companies using the IDs they use now for services by NTT Group companies (compatible with OpenID)

Enables use of NTT Group settlement services for services by partner companies

Customer

Bank debit cards Credit cards

NTT DOCOMO settlement service

Simple, Secured and Convenient

NTT Communications settlement service

Services by NTT Group Services by partner companies

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

2-4 Examples of Upper Layer Business - SaaS and Cloud Computing

Developing safe, secure, and environmentally-friendly SaaS platforms, which implement cloud computing technology and environmental technology, and in collaboration with partners, provide a diverse range of applications to business users who demand reliability

• Research and development of cloud computing technology (CBoC: large-scale dispersed data processing) and environmentally-friendly technology (e.g., high voltage DC power supply)

• Development of SaaS platforms (authentication collaboration, settlement functions, etc.)

• Offer applications from partners such as Microsoft, Salesforce.com and NTT Group firms

Applications that can be achieved with SaaS and cloud computing

CRM ERP Personnel, payroll Medicine GIS Education Electronic applications . . .

MIJS

Salesforce.com

Microsoft . . .

NTT Group

National and local government

Corporations

SaaS platforms

(BiZCity, VANADIS collaborations)

Cloud computing

Virtual operation and management technology

Large-scale dispersed data processing, etc.

Individual systems

Cloud computing

Green data centers

Environmental technology

High voltage DC power

Solar cells, etc.

Networks (NGN/Mobile)

National and local government

National and local government Schools Hospitals

Corporations

Factories Offices SOHOs

CBoC: Common IT Bases over Cloud Computing MIJS: Made in Japan Software consortium

—22— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

3 Development of new businesses utilizing results of R&D

- Examples of Environmentally-Friendly Businesses

Move forward with initiatives for environmentally-friendly businesses addressing energy conservation and global warming concerns and establish environmentally-friendly data centers by using the technology and know-how gained from promoting low power-consumption ICT in-house.

Solar power systems

Utilize clean energy to minimize environmental impact of data centers

High-voltage DC power supply

DC power supply

Develop and deploy high-voltage DC power supply system with low conversion loss

Data center business featuring the latest energy saving technology

Environmentally friendly data centers

Virtual technology

Utilize virtual technology to share IT device resources, reducing number of devices

High efficiency air cooling technology

Deploy air cooling technology offering optimal efficiency through analysis

Linked control of ICT devices and air conditioning

Main control server

Linked control

ICT devices Sensors Air conditioners

Linked control for standardization of workloads among ICT devices and temperature settings of air conditioners

—23— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

4 Development of Global Business

Using the group’s comprehensive power, double global business sales between FY2007 and FY2010

Expand the group’s ICT service lineup and service areas to establish its status as a global ICT solution partner.

Examples:

Enhanced solution provision capabilities: Germany’s Cirquent Enhanced data center business: Hong Kong’s APTT

Network enhancement: submarine cable between Japan and Russia

Utilize the group’s know-how and record of providing R&D-based services to develop businesses aligned with market environment.

Example: Investment in mobile service carriers: India’s TTSL

Through collaborations with overseas ventures and companies, build new business models and develop business for the global market

Examples: Investments in SaaS platform companies: the U.S.’s OpSource Consider in-video advertising business: the U.S.’s Ooyala

To achieve the foregoing, further augment customer bases and group capability for providing service across the U.S., Europe, Asia and emerging markets through M&A

—24— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

5 Reforming Business Structure

Consolidated Revenue Composition (image)

100%
80%
60%
40%
20%
0%
Solution & New Business, etc.
26%
IP Business
26%
Legacy Business
48%
52%
29%
29%
42%
58%
32%
36%
32%
68%
35%
40%
25%
75%
FY2006
FY2008
FY2010E
FY2012E

Financial indicators

FY2006	FY2008	FY2010E	FY2012E
● Consolidated operating income: 1.1 trillion yen (excluding special factors such as the gain on the transfer of substitutional portion of the employee pension fund)	● Consolidated operating income: 1.1 trillion yen	● Consolidated operating income: 1.2 trillion yen	● Consolidated operating income: 1.3 trillion yen
● Ratio of capital investment to sales (consolidated): 19.9%	● Ratio of capital investment to sales (consolidated): 20.6%	● Ratio of capital investment to sales (consolidated): 19%	● Ratio of capital investment to sales (consolidated): 15%

—25—
Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

5 Reforming Business Structure

Consolidated Revenue Composition (image)

100%

Solution & New Business, etc.

26%

29%

32%

35%

80%

52%

58%

IP Business

68%

75%

60%

26%

29%

36%

Legacy Business

40%

40%

48%

20%

42%

32%

25%

0%

FY2006

FY2008

FY2010E

FY2012E

Financial indicators

Consolidated operating income: 1.1 trillion yen

(excluding special factors such as the gain on the transfer of substitutional portion of the employee pension fund)

Ratio of capital investment to sales (consolidated): 19.9%

Consolidated operating income: 1.1 trillion yen

Ratio of capital investment to sales (consolidated): 20.6%

Consolidated operating income: 1.2 trillion yen

Ratio of capital investment to sales (consolidated): 19%

FY2011 Achieve profitability from fiber-optic services on a single-year basis

Consolidated operating income: 1.3 trillion yen

Ratio of capital investment to sales (consolidated): 15%

—25— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Operation Data

Number of Subscribers for Broadband Access Services

NTT

Number of subscribers

Thousands
18,000
15,000
12,000
9,000
6,000
3,000
0
FLET'S ADSL
FLET'S Hikari
Optical IP Telephone ("Hikari Denwa")
11,975
5,193
6,782
3,793
12,467
5,043
7,424
4,388
12,960
4,864
8,096
5,032
13,434
4,656
8,777
5,725
14,027
4,486
9,541
6,368
14,431
4,335
10,096
6,914
14,813
4,177
10,636
7,458
15,126
3,992
11,134
8,011
17,108
3,474
13,634
10,311
2007.6
2007.9
2007.12
2008.3
2008.6
2008.9
2008.12
2009.3
2010.3 E

Change from the preceding quarter

Thousands

	FY2007 4-6	FY2007 7-9	FY2007 10-12	FY2007 1-3	FY2008 4-6	FY2008 7-9	FY2008 10-12	FY2008 1-3	FY2008	Forecasts for FY2009
FLET'S Hikari *1	706	642	672	682	763	556	539	499	2,357	2,500
# of opened connections *2	919	815	858	951	1,025	806	807	877	3,516	3,880
FLET'S ADSL	(130)	(150)	(179)	(208)	(170)	(151)	(157)	(185)	(664)	(518)
Optical IP Telephone ("Hikari Denwa") *3	619	596	643	694	643	546	544	553	2,285	2,300

–26–

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Broadband Access Services

Number of subscribers

Thousands

18,000 15,000 12,000 9,000 6,000 3,000 0

FLET’S ADSL FLET’S Hikari

Optical IP Telephone (“Hikari Denwa”)

14,813

15,126

14,027

14,431

12,960

13,434

11,975

12,467

4,177

3,992

4,486

4,335

4,864

4,656

5,043

11,134

5,193

10,636

10,096

8,011

9,541

7,458

8,777

6,368

6,914

8,096

5,725

7,424

5,032

6,782

4,388

3,793

2007.6 2007.9 2007.12 2008.3 2008.6 2008.9 2008.12 2009.3

17,108

3,474

13,634 10,311

2010.3 E

Change from the preceding quarter

FY2007

FY2008

Thousands Forecasts for

FY2008

4-6

7-9

10-12

1-3

4-6

7-9

10-12

1-3

FY2009

FLET’S Hikari *1

706

642

672

682

763

556

539

499

2,357

2,500

# of opened

919

815

858

951

1,025

806

807

877

3,516

3,880

connections *2

FLET’S ADSL

(130)

(150)

(179)

(208)

(170)

(151)

(157)

(185)

(664)

(518)

Optical IP Telephone

619

596

643

694

643

546

544

553

2,285

2,300

(“Hikari Denwa”) *3

*1. Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT West.

*2. Number of opened connections excludes openings due to relocations.

*3. Number of Optical IP Telephone Services is calculated by number of thousand channels.

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET’S Hikari

(Yen)

5,800

NTT-East NTT-West

5,600

5,400 5,200 5,000

FY2007

FY2008

4-6

7-9

10-12

1-3

4-6

7-9

10-12

1-3

FY2007

FY2008

FY2009 E

FLET’S*

East

5,060

5,260

5,400

5,450

5,440

5,550

5,600

5,610

5,310

5,550

5,660

Hikari

West

5,350

5,440

5,500

5,530

5,550

5,600

5,640

5,660

5,460

5,620

5,740

* Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (Launched March 31, 2008) provided by NTT West. Please see page 40 regarding the calculation of ARPU.

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-line Telephone Services

Number of subscribers

Thousands

60,000 40,000 20,000 0

ISDN

Telephone Subscriber Lines

49,350

48,262

47,180

46,034

45,026

44,098

6,951

6,774

6,603

43,184

42,085

6,414

6,243

6,079

5,914

5,724

42,399

41,488

40,577

39,620

38,783

38,019

37,270

36,361

2007.6 2007.9 2007.12 2008.3 2008.6 2008.9 2008.12 2009.3

38,275

5,122

33,153

2010.3 E

Change from the preceding quarter

Thousands

FY2007

FY2008

FY2008

FY2009 E

4-6

7-9

10-12

1-3

4-6

7-9

10-12

1-3

Telephone

(944)

(911)

(911)

(957)

(837)

(764)

(749)

(909)

(3,259)

(3,208)

Subscriber Lines *1

ISDN *2

(201)

(177)

(171)

(190)

(171)

(164)

(165)

(190)

(689)

(602)

Total

(1,145)

(1,088)

(1,081)

(1,147)

(1,008)

(928)

(914)

(1,099)

(3,949)

(3,810)

*1. Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).

*2. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-line Telephone Services

(Yen)

3,200 3,100 3,000 2,900 2,800

NTT-East NTT-West

FY2007

FY2008

4-6

7-9

10-12

1-3

4-6

7-9

10-12

1-3

FY2007

FY2008

FY2009 E

Aggregate Fixed

East

3,120

3,120

3,120

3,080

3,060

3,050

3,050

3,010

3,110

3,050

3,020

Line (Telephone

Subscriber Lines

+ ISDN) *

West

2,970

2,970

2,970

2,940

2,920

2,920

2,910

2,870

2,960

2,900

2,850

* Aggregate Fixed-Line ARPU (Telephone Subscriber Lines + ISDN) is the weighted average value of Telephone Subscriber Lines ARPU and ISDN ARPU. Please see page 40 regarding the calculation of ARPU.

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

NTT

Number of subscribers

Thousands
60,000
50,000
40,000
30,000
20,000
10,000
0
Mobile total
FOMA
% of FOMA subscribers
52,846
37,854
71.6%
52,942
40,043
75.6%
53,151
42,078
79.2%
53,388
43,949
82.3%
53,629
45,200
84.3%
53,937
46,444
86.1%
54,155
47,494
87.7%
54,601
49,040
89.8%
55,760
52,980
95.0%
2007.6
2007.9
2007.12
2008.3
2008.6
2008.9
2008.12
2009.3
2010.3 E

Change from the preceding quarter

Thousands

—30—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

Thousands

Mobile total FOMA

% of FOMA subscribers

60,000

52,846

52,942

53,151

53,388

53,629

53,937

54,155

54,601

50,000

47,494

49,040

45,200

46,444

43,949

87.7%

89.8%

42,078

86.1%

40,043

82.3%

84.3%

40,000

37,854

79.2%

75.6%

71.6%

30,000

20,000

10,000

0

2007.6 2007.9 2007.12 2008.3 2008.6 2008.9 2008.12 2009.3

Change from the preceding quarter

55,760 52,980

95.0%

2010.3 E

Thousands

FY2007

FY2008

FY2008

FY2009 E

4-6

7-9

10-12

1-3

4-6

7-9

10-12

1-3

Mobile total *1

225

96

209

237

241

308

218

446

1,213

1,160

FOMA

2,325

2,188

2,035

1,872

1,251

1,244

1,050

1,546

5,091

3,940

* The number of communication module service subscribers is included in total mobile phone subscribers.

—30— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services (FOMA + mova)

(Yen)

8,000 7,500 7,000 6,500 6,000 5,500 5,000 4,500 4,000 3,500 3,000

FOMA + mova FOMA mova

FY2007

FY2008

4-6

7-9

10-12

1-3

4-6

7-9

10-12

1-3

FY2007

FY2008

FY2009 E

FOMA +

6,560

6,550

6,290

6,050

5,890

5,860

5,730

5,390

6,360

5,710

5,280

mova

FOMA

7,370

7,270

6,870

6,530

6,260

6,180

6,000

5,610

6,990

6,010

5,420

mova

4,600

4,440

4,200

3,950

3,890

3,820

3,730

3,490

4,340

3,750

3,340

* Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU. Please see page 40 regarding the calculation of ARPU

—31— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

FY2008 Details of Financial Results (per Item)

Operating Revenues [year-on-year : (264.6)]

(Billions of yen)

10,680.9
FY2007
Voice related services revenues
(706.0)
Fixed voice
Mobile voice
Fixed voice : (250.1)
Mobile voice : (455.9)
SI revenues and sales of telecommunications equipment
+110.8
SI
Telecommunications equipment
SI : +54.7
Telecommunications equipment (Fixed-line) : (7.6)
Telecommunications equipment (Mobile) : +63.7
IP/packet communications services revenues
+330.5
Fixed IP/packet
Mobile IP/packet
Fixed IP/packet : +192.6
Mobile IP/packet : +138.0
Other revenues
+0.1
10,416.3
FY2008

Operating Expenses [year-on-year : (69.7)]

9,376.3
FY2007
(270.6)
Expenses for purchase of goods and services and other expenses
(66.0)
Personnel expenses
(52.8)
Depreciation expenses and loss on disposal of assets
Includes the effects of gains on the transfer of the substitutional portion of the EPF [+317.6]
+319.6
Other expenses
9,306.6
FY2008

—32—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

FY2008 Details of Financial Results (per Item)

(Billions of yen)

Operating Revenues

[ year-on-year (264.6)]

Voice related services revenues

(706.0)

10,680.9

Fixed voice

Mobile voice

SI revenues and sales of telecommunications equipment

+110.8

SI

Telecommunications equipment

IP/packet communications services revenues

+330.5

Fixed IP/packet

Mobile IP/packet

Other revenues

+0.1

FY2007

Fixed voice :(250.1) Mobile voice :(455.9)

Fixed IP/packet : +192.6 Mobile IP/packet : +138.0

10,416.3

SI : +54.7 Telecommunications equipment (Fixed - line) : (7.6) Telecommunications equipment (Mobile) : +63.7

FY2008

Operating

[year-on-year: (69.7) ] Expenses

Includes the effects of gains on the transfer of the substitutional portion of the EPF

[+317.6]

9,376.3

(270.6)

(66.0)

(52.8)

+319.6

9,306.6

Expenses for purchase of goods and services and other expenses

Personnel expenses

Depreciation expenses and loss on disposal of assets

Other expenses

FY2007

FY2008

—32— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

FY2009 Details of Forecasts (per Item)

NTT

(Billions of yen)

Operating Revenues [year-on-year : (116.3)]

Voice related services revenues
(416.9)
Fixed voice
Mobile voice
SI revenues and sales of telecommunications equipment
+78.7
SI
Telecommunications equipment
IP/packet communications services revenues
+222.0
Fixed IP/packet
Mobile IP/packet
Other revenues
(0.1)
10,416.3
10,300.0
Fixed voice : (242.0)
Mobile voice : (174.9)
SI : +27.3
Telecommunications equipment : +51.4
FY2008
FY2009E

Operating Expenses [year-on-year : (116.6)]

+14.2
Expenses for purchase of goods and services and other expenses
+17.7
Personnel expenses
(134.5)
Depreciation expenses and loss on disposal of assets
(13.9)
Other expenses
9,306.6
9,190.0
FY2008
FY2009E

—33—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

FY2009 Details of Forecasts (per Item)

Operating Revenues

[year-on-year (116.3)]

Voice related services revenues

(416.9)

10,416.3

FY2008

Fixed voice

Mobile voice

Fixed voice :(242.0) Mobile voice :(174.9)

SI revenues and sales of telecommunications equipment

+78.7

SI

Telecommunications equipment

IP/packet communications services revenues

+222.0

Fixed IP/packet

Mobile IP/packet

Other revenues

(0.1)

(Billions of yen)

SI

Telecommunications equipment : +51.4

: +27.3

10,300.0

FY2009E

Operating

Expenses [year-on-year (116.6) ]

+17.7 (134.5) +14.2

(13.9)

9,306.6

Expenses for purchase of goods and services and other expenses

Personnel expenses

Depreciation expenses and loss on disposal of assets

Other expenses

9,190.0

FY2009E

FY2008

—33— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

NTT

(Billions of yen)

March 31, 2008

18,518.8

Assets	Liabilities / Minority Interest / Equity
Assets 18,518.8	**Liabilities** 9,244.0
Depreciable Assets (property, plant and equipment) 9,005.7	Interest-Bearing Debt 4,677.2
Deferred Tax Assets (non-current) 607.7	Liability for Employees' Retirement Benefits 1,294.8
	Minority Interest 1,864.0
	Equity 7,410.8
	Treasury Stock (1,005.1)

March 31, 2009

18,796.4

Assets	Liabilities / Minority Interest / Equity
Assets 18,796.4 〔(+277.6)〕	**Liabilities** 9,650.8 〔+406.7〕
Depreciable Assets (property, plant and equipment) 8,784.6 〔(221.1)〕	Interest-Bearing Debt 4,899.3 〔+222.1〕
Deferred Tax Assets (non-current) 871.3 〔+263.5〕	Liability for Employees' Retirement Benefits 1,639.8 〔+345.0〕
	Minority Interest 1,847.5 〔(16.5)〕
	Equity 7,298.1 〔(112.7)〕
	Treasury Stock (1,205.6) 〔(200.5)〕

—34—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2008

(Billions of yen)

March 31, 2009

18,518.8

Assets

18,518.8

Depreciable Assets (property, plant and equipment)

9,005.7

Deferred Tax Assets (non-current) 607.7

Liabilities

9,244.0

Interest-Bearing Debt 4,677.2

Liability for Employees’ Retirement Benefits 1,294.8

Minority Interest 1,864.0

Equity

7,410.8

Treasury Stock (1,005.1)

18,796.4

Assets

18,796.4 [(+277.6)]

Depreciable Assets (property, plant and equipment)

8,784.6 [(221.1)]

Deferred Tax Assets (non-current) 871.3 [+263.5]

Liabilities

9,650.8 [+406.7] Interest-Bearing Debt 4,899.3 [+222.1] Liability for Employees’ Retirement Benefits 1,639.8 [+345.0] Minority Interest 1,847.5[(16.5)]

Equity

7,298.1 [(112.7)] Treasury Stock (1,205.6) [(200.5)]

—34— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

NTT

(Billions of yen)
Other company
NTT DOCOMO(Consolidated)
NTT DATA(Consolidated)
NTT(Holding Company)
NTT Com
NTT West
NTT East
2,500
2,000
1,500
1,000
500
0
2,236.9
156.1
934.4
139.5
57.7
100.5
412.4
435.9
Opticalization Investment 356.0
2,128.9
211.2
758.7
176.8
50.3
108.1
374.4
449.1
Opticalization Investment 328.0
2,145.1
222.1
737.6
180.0
45.0
112.8
378.2
469.0
Opticalization Investment 316.0
2,020.0
172.0
690.0
144.0
41.0
108.0
405.0
460.0
Opticalization Investment 300.0
FY2006
FY2007
FY2008
FY2009E

−35−

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

Other company

NTT DOCOMO(Consolidated) NTT DATA(Consolidated) NTT(Holding Company) NTT Com NTT West NTT East

2,500

2,236.9

2,128.9

2,145.1

156.1

2,020.0

2,000

211.2

222.1

172.0

934.4

758.7

737.6

1,500

690.0

139.5

176.8

180.0

144.0

1,000

57.7

50.3

45.0

41.0

100.5

108.1

112.8

108.0

412.4

374.4

378.2

405.0

500

0

435.9

Opticalization Investment

356.0

449.1

Opticalization Investment

328.0

469.0

Opticalization Investment

316.0

460.0

Opticalization Investment

300.0

FY2006 FY2007 FY2008

—35— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results

NTT NTT

FY 2008 Consolidated (Holding Company) NTT East NTT West NTT Com NTT DATA NTT DOCOMO

*1 Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S . GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S . GAAP)

Operating Revenues 10,416.3 363.7 1,952.9 1,824.3 1,127.1 1,139.0 4,448.0

Change year-on-year (264.6) (12.0) (49.7) (76.9) (27.3) 64.6 (263.8)

(% change) (2.5)% (3.2)% (2.5)% (4.0)% (2.4)% 6.0% (5.6)%

Operating Expenses 9,306.6 170.4 1,916.2 1,816.5 1,026.3 1,040.5 3,617.0

Change year-on-year (69.7) 4.5 (41.4) (70.7) (23.4) 62.0 (286.5)

(% change) (0.7)% 2.8% (2.1)% (3.7)% (2.2)% 6.3% (7.3)%

Operating Income 1,109.8 193.3 36.6 7.7 100.8 98.5 831.0

Change year-on-year (194.9) (16.6) (8.2) (6.1) (3.8) 2.6 22.6

(% change) (14.9)% (7.9)% (18.4)% (44.2)% (3.7)% 2.7% 2.8%

Income before *2

Income Taxes 1,105.2 196.4 65.3 19.5 113.5 95.5 780.5

Change year-on-year (217.1) (21.2) (2.0) (5.3) 1.5 1.2 (20.2)

(% change) (16.4)% (9.8)% (3.1)% (21.6)% 1.4% 1.3% (2.5)%

Net Income 538.7 195.9 77.5 15.4 89.0 48.3 471.9

Change year-on-year (96.5) 0.1 (19.3) 53.1 26.2 17.9 (19.3)

(% change) (15.2)% 0.1% (19.9)%—41.9% 58.8% (3.9)%

*1. The number of consolidated subsidiaries is 479 and the number of companies accounted for under the equity method is 84.

*2. “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Com and NTT DATA represents their recurring profits.

—36— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Forecasts

(Billions of Yen)

NTT NTT

FY 2009E Consolidated (Holding Company) NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 10,300.0 383.0 1,925.0 1,779.0 1,082.0 1,170.0 4,382.0

Change year-on-year (116.3) 19.2 (27.9) (45.3) (45.1) 30.9 (66.0)

(% change) (1.1)% 5.3% (1.4)% (2.5)% (4.0)% 2.7% (1.5)%

Operating Expenses 9,190.0 170.0 1,885.0 1,774.0 992.0 1,080.0 3,552.0

Change year-on-year (116.6) (0.4) (31.2) (42.5) (34.3) 39.4 (65.0)

(% change) (1.3)% (0.2)% (1.6)% (2.3)% (3.3)% 3.8% (1.8)%

Operating Income 1,110.0 213.0 40.0 5.0 90.0 90.0 830.0

Change year-on-year 0.2 19.6 3.3 (2.7) (10.8) (8.5) (1.0)

(% change) 0.0% 10.2% 9.0% (35.6)% (10.8)% (8.7)% (0.1)%

Income before *1

Income Taxes 1,080.0 216.0 60.0 10.0 95.0 86.0 832.0

Change year-on-year (25.2) 19.5 (5.3) (9.5) (18.5) (9.5) 51.5

(% change) (2.3)% 10.0% (8.2)% (48.8)% (16.4)% (10.0)% 6.6%

*2

Net Income 460.0 216.0 39.0 7.0 56.0 47.0 493.0

Change year-on-year (78.7) 20.0 (38.5) (8.4) (33.0) (1.3) 21.1

(% change) (14.6)% 10.2% (49.7)% (54.7)% (37.1)% (2.8)% 4.5%

*1. “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Com and NTT DATA represents their recurring profits. *2. “Net Income”for NTT Consolidated and NTT DOCOMO represents “Net income attributable to the parent”.

—37— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Financial Indices

FY2007 FY2008 FY2009 E

EBITDA Margin 33.8% 32.4% 31.4%

Operating Free Cash 1,478.1 billion yen 1,224.8 billion yen 1,210.0 billion yen

Flow

ROCE 6.4% 5.4% 5.3%

Notes:

1. EBITDA Margin = (Operating Income + Depreciation and Amortization Expenses and Loss on Disposal)/Operating Revenues

2. Operating Free Cash Flow = Operating Income + Depreciation and amortization expenses and loss on disposal –Capital Investments

3. ROCE = Operating Income×(1—Statutory Tax Rate)/Operating Capital Employed

* Please see page 39 for reconciliation of financial indices.

—38— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Reconciliation of Financial Indices

Items FY2007 FY2008 FY2009 E

(1) Operating Income 1,304.6 1,109.8 1,110.0

EBITDA (2) Depreciation and loss on disposal of property, plant and equipment 2,302.4 2,260.1 2,120.0

(3) EBITDA [ (1)+(2) ] 3,607.0 3,369.8 3,230.0

Margin (4) Operating Revenues 10,680.9 10,416.3 10,300.0

EBITDA Margin [ (3)/(4)×100 ] 33.8% 32.4% 31.4%

(1) Operating Income 1,304.6 1,109.8 1,110.0

Operating Free (2) Depreciation and loss on disposal of property, plant and equipment 2,302.4 2,260.1 2,120.0

(3) EBITDA [ (1)+(2) ] 3,607.0 3,369.8 3,230.0

Cash Flow (4) Capital Investment * 2,128.9 2,145.1 2,020.0

Operating Free Cash Flow [ (3)-(4) ] 1,478.1 1,224.8 1,210.0

(1) Operating Income 1,304.6 1,109.8 1,110.0

Statutory Tax Rate 41% 41% 41%

ROCE (2) Operating Income×(1-Statutory Tax Rate) 770.8 655.8 654.9

(3) Operating capital employed 11,989.8 12,142.7 12,351.7

ROCE [ (2)/(3)×100 ] 6.4% 5.4% 5.3%

* “Capital investment” is the accrual-based amount required for acquisition of property, plant and equipment, and intangibles. The differences between the amounts of “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as follows:

FY2007 FY2008

Payments for property, plant and equipment 1,259.7 1,412.0

Acquisition of intangible and other assets 728.6 617.0

Total 1,988.3 2,029.0

Difference from the total of capital investments (140.5) (116.1)

—39— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-Net and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (mova) services and revenues from Mobile (FOMA) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U. S. GAAP results of operations.

We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

• Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

• FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

- FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next (launched on March, 31 2008) provided by NTT West.

- Commencing in the fiscal year ending March 31, 2009, NTT East has included in its FLET’S Hikari ARPU calculation revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software option, which are part of NTT East’s operating revenues from Supplementary Business.

As a result of this new calculation methodology, NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2007, Sept. 30, 2007, Dec. 31, 2007 and Mar. 31, 2008 and for the fiscal year ended Mar. 31, 2008 increased, respectively, by 0 yen, 0 yen, 10 yen, 10 yen and 10 yen (representing, respectively, 0.0%, 0.0%, 0.2%, 0.2% and 0.2% of NTT East’s total FLET’S Hikari ARPU for the same periods).

Revenues from NTT East’s “FLET’S VIRUS CLEAR” anti-virus software contributed, respectively, 10 yen, 20 yen, 20 yen, 30 yen and 20 yen to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sept. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, for the fiscal year ended Mar. 31, 2009 and contributed 40 yen to NTT East’s forecast FLET’S Hikari ARPU for the fiscal year ending Mar. 31, 2010 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.5%, 0.4%, and 0.7% of NTT East’s total FLET’S Hikari ARPU for the same periods).

Similarly, revenues from NTT West’s “Security Function License Plus” anti-virus software option, which are part of NTT West’s operating revenues from Supplementary Business, are included in the calculation of FLET’S Hikari ARPU for NTT West. Revenues from NTT West’s “Security Function License Plus” software contributed less than one yen to NTT West’s FLET’S Hikari ARPU for each of the three-month periods ended Jun. 30, 2007, Sept. 30, 2007, Dec. 31, 2007, Mar. 31, 2008, Jun. 30, 2008, Sept. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009 and for the fiscal years ended Mar. 31, 2008 and Mar. 31, 2009. “Security Function License Plus” anti-virus software contributed less than one yen to NTT West’s forecast FLET’S Hikari ARPU for the fiscal year ending Mar. 31, 2010. NTT West’s Security Function License Plus revenues consist of fees paid by FLET’S Hikari customers for additional licenses to NTT West’s anti-virus software. The initial license is included in the basic service package for the relevant FLET’S Hikari service.

Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

For purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.

In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS- Net 64 subscriptions.

For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers, including B FLET’S and FLET’S Hikari Next (launched on March 31,2008) provided by NTT East and B FLET’S , FLET’S Hikari Premium , FLET’S Hikari Mytown and FLET’S Hikari Next (launched on March 31,2008) provided by NTT West.

We compute ARPU for our mobile business using 3 aggregate measures.

• Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services.

• Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.

• Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).

- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile ARPU.

Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below. 1Q Results: Sum of number of active subscribers*(as defined below) for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers* for each month from Jul. to Sept. 3Q Results: Sum of number of active subscribers* for each month from Oct. to Dec. 4Q Results: Sum of number of active subscribers* for each month from Jan. to Mar. FY Results : Sum of number of active subscribers* for each month from Apr. to Mar.

FY Forecast : the average expected active number of subscribers (number of subscribers at end of previous Mar. + number of expected subscribers at end of the following Mar.)/2×12

Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers* for each month from Apr. to Jun. 2Q Results: Sum of number of active subscribers* for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers* for each month from Oct. to Dec. 4Q Results: Sum of number of active subscribers* for each month from Jan. to Mar.

FY Results/FY Forecast : Sum of number of active subscribers*/expected number of active subscribers* for each month from Apr. to Mar.

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

—40— Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

May 13, 2009

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2009

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2009 are presented in the following attachments.

(Attachments)

1. Summary of Results for Fiscal Year Ended March 31, 2009

2. Non-Consolidated Comparative Balance Sheets

3. Non-Consolidated Comparative Statements of Income

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5. Business Results (Non-Consolidated Operating Revenues)

6. Non-Consolidated Comparative Statements of Cash Flows

7. Changes in Directors

For inquiries, please contact:

(Mr.) Toshiaki I kebe and (Mr.) Takashi Yokozawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Summary of Results for Fiscal Year Ended March 31, 2009

In the first half of the fiscal year ended March 31, 2009, the Japanese economy began slowing down due to the effects of rising oil and other commodity prices. The subsequent disorder in the international financial markets gave rise to a global economic crisis, causing a further rapid deterioration of the domestic economy, including major declines in exports and production and downturns in corporate income and employment.

In the information and telecommunications sector, Nippon Telegraph and Telephone East Corporation (NTT East) has implemented dynamic structural changes towards the realization of the ubiquitous broadband society envisioned by the “u-Japan Policy” and the “New IT Reform Strategy”. In addition to the expansion of Internet usage due to rapid advances in the use of IP and broadband networks and the rapid growth of mobile phones, these changes include the integration of communications and broadcasting as well as of fixed-line and mobile communications and the expansion of new network services that exploit SaaS*1.

In the broadband market, fiber-optic access services continued to expand, and the number of fiber-optic access subscriptions overtook the number of DSL service subscriptions in the first quarter of the fiscal year ended March 31, 2009. In addition, the market environment underwent major changes through the full-scale roll-out of a triple play service that provides integrated Internet, IP telephony and video service and the appearance of new services for information devices other than personal computers. In the fixed-line telephone market, the shift from conventional fixed-line telephony to optical IP telephony advanced in conjunction with the expansion of fiber-optic access services, and competition continued to intensify with the direct subscriber telephone services of other companies using dry copper lines and telephone services provided by cable television operators.

In this drastically changing business environment, NTT East endeavors to be an “accessible all-around ICT corporation”*2, which provides and maintains stable universal service, and thereby promotes loyal patronage from its customers. While striving to achieve the NTT Group’s new Medium-Term Management Strategy “Road to Service Creation Business Group” adopted by Nippon Telegraph and Telephone Corporation (NTT) in May 2008, NTT East has been devoting its energy to promoting and expanding safe, secure, reliable, and appealing broadband services that meet customers’ needs, including the provision of services and products like FLET’S Hikari Next, a fiber-optic access service that uses the next-generation network (NGN).

(1) Promotion of Fiber-optic and IP Services

In order to realize the NTT Group Medium-Term Management Strategy, “Road to Service Creation Business Group”, NTT East began service in certain parts of Tokyo, Kanagawa, Chiba and Saitama in March 2008 of Flet’s Hikari Next, a highly-reliable fiber-optic access service that uses the next-generation network (NGN) and can be used for bandwidth-secured applications. During the fiscal year ended March 31, 2009, NTT East sharply expanded its service territory to cover major urban areas in all 17 prefectures in NTT East’s territory. NTT East will continue to expand its service territory, reaching 90% of the B FLET’S service territory by the second quarter of fiscal year ending March 31, 2010 and the entire B FLET’S service territory by the end of fiscal year ending March 31, 2010. In addition to the previously available FLET’S Family Type and Mansion Type, NTT East also expanded its service lineup by providing FLET’S Hikari Next Business Type, a new service for enterprise customers that delivers high-volume data transmissions at speeds of up to roughly 1 Gbps*3. NTT East will continue to develop and offer new, highly convenient services that take full advantage of such NGN characteristics as wide bandwidth, high quality and high security, endeavor to expand the lineup of services that further enhance the appeal of the NGN, and promote efforts aimed at creating a rich communication environment and new business opportunities.

To encourage more customers to subscribe to the FLET’S Hikari fiber-optic access service*4, NTT East worked to increase sales by adopting a variety of discount plans for monthly fees and installation fees, launching a fiber-optic cabling system*5 for small multi-dwelling residences in addition to the previously available Fiber-Optic Wiring Systems for multi-dwelling residences, launching FLET’S VPN Wide, a service that uses FLET’S Hikari to create simple, low-cost networks for highly-secure communications, and taking active measures in collaboration with local governments to expand service areas. In the multi-dwelling residence market, NTT East is working with management and real estate companies to improve Fiber-Optic Wiring Systems for multi-dwelling residences where FLET’s Hikari is not installed.

NTT East collaborated with companies in a wide range of fields, including Cable Television Yamagata Co., Ltd. in providing triple-play services in that company’s service territory; Benesse Corporation in providing a safe and comfortable learning environment through a combination of the Shinkenzemi Junior High School Course + i*6 online correspondence education program and FLET’S Hikari; TANITA Corporation in the field of healthcare; TOHO Cinemas Ltd. and Kadokawa Cineplex Inc. in digital cinema distribution*7; and Hewlett-Packard Japan Ltd. in providing online photo printing services. NTT East also started offering FLET’S TV Transmission Service, which enables users to receive terrestrial digital broadcasts and BS digital broadcasts through a combination of FLET’S Hikari with broadcasting services provided by their Opticast Inc., and Hikari Soft Phone, which enables customers to use Hikari Denwa from personal computers. NTT East also launched a new series of information devices called Hikari Link, which promises a convenient, secure and comfortable lifestyle with the help of FLET’S Hikari. Through these measures, NTT East worked on increasing sales of fiber-optic access services and strove to expand and achieve the widespread use of high-value-added services.

To improve customer service, NTT East continued its measures to reduce lead times before the start of fiber-optic access services by determining installation dates on the spot and accepting applications and performing installations on weekends and holidays. NTT East took additional measures to expand the use of fiber-optic access services by providing services that support customers’ peace of mind. Such measures included the launch of a “set-up service” for internet connection and set-up of home computers and game consoles during FLET’S Hikari installation and of the FLET’S Virus Clear Remote Installation service to provide support for installation of the specialized software necessary to use the FLET’S Virus Clear network security service, as well as enabling direct connections from Hikari Denwa and Hikari Denwa Office Types to the Navi-Dial service, provided by NTT Communications Corporation, which has numbers beginning with the prefix 0570.

(2) Measures Relating to the Solutions Business

In the corporate business sector, NTT East conducted efficient and effective marketing activities in the local government, disaster prevention, police, firefighting, education, agriculture, finance, and healthcare fields with a focus on industry-specific solutions tailored to industry characteristics and developments.

In the data center business sector, NTT East worked to cultivate new demand and bolstered its service lineup by adding the Ephelio Data Center*8 Standard Type service, which offers low rates, to its current menu of high-spec services suitable for large-scale projects.

For the Business Ether Wide corporate network services using the NGN, NTT East started offering, in addition to the existing line-surveillance function, the “LAN/WAN monitor” that monitors terminals within a LAN.

Moreover, with the aim of eliminating the digital divide and providing a broadband service environment that meets regional needs, NTT East joined forces with individual localities to actively work on improving the broadband environment.

(3) Status of Business Structures

With regard to business structures, NTT East established NTT East Properties*9 to sell idle real estate and lease empty space, with a focus on office buildings, to NTT East group companies, and to increase the use of land that NTT East owns. NTT East Properties began marketing activities during the fiscal year under review. NTT East also established the Core Network Center to perform centralized construction and service quality management of network facilities. NTT East consolidated its 116 Centers, increased outsourcing and aggressively reduced costs by improving systems and taking other measures. These efforts were directed towards stabilizing and reinforcing NTT East’s managerial base by improving managerial efficiency with the goal of developing flexible business operations that promptly respond to changes in the business environment.

(4) Corporate Social Responsibility Activities

NTT East considers Corporate Social Responsibility (CSR) activities to be one of the most important pillars in the management of the company, and in providing information and communication services, believes that it is the social responsibility of a company to contribute to the environmentally-friendly, healthy and sustainable development of society. To this end, pursuant to the NTT Group CSR Charter (adopted in June 2006), NTT East sought not only to rigorously comply with the law in its thorough protection of personal information, but also to maintain and gain the trust of its customers by providing a safe and secure communication infrastructure. Moreover, NTT East endeavored to promote environmentalism by contributing to the reduction of the environmental burden on society through its information communication services and by decreasing energy consumed in its business activities. Furthermore, NTT East actively promoted diversity in the workplace and various ways of working through diversity management*10.

With regard to these CSR efforts, to inculcate the principles of the NTT Group CSR Charter and promote group-wide CSR activities, NTT East enhanced its CSR management setting NTT East Group CSR Goals while issuing NTT East Group CSR Report 2008 to proactively disclose relevant information to its stakeholders.

In addition, the entire company worked together to construct the communications infrastructure for the Toyako Summit held in Hokkaido in July 2008, implemented defensive and special maintenance measures for the stable provision of telecommunications services and secure communications, and provided smooth service.

Further, NTT East’s undertakings included company-wide efforts to quickly restore communications facilities and services following the Iwate-Miyagi Nairiku earthquake in June 2008. For example, temporary public phones for communication were installed, “171” and “web171” telephone and broadband disaster message center services were provided and monthly fees for customers who were unable to use their telephones due to damaged equipment were waived for the unusable period. Through such activities, NTT East played a role as a telecommunications carrier in supporting the victims of this disaster.

Lastly, pursuant to Article 6, Paragraph 1 of the Act against Unjustifiable Premiums and Misleading Representation concerning products and services, the Fair Trade Commission ordered NTT East in July 2008 to retract certain flyers, newspaper advertisements, leaflets and direct mail NTT East issued from March 2007 to November 2007 to advertise Hikari Denwa services, because they caused customers to mistakenly believe that the terms of use were significantly more favorable than they were in reality. NTT East would like to apologize sincerely for the inconvenience caused to its customers. To provide proper advertisement materials that are easy to understand, in June 2008, NTT East formed an organization to screen all advertisement materials prior to their use and to take into consideration the opinions of consumer advisors and others. In addition, a special-purpose internal committee led by a representative director was formed, charged with reviewing fundamental, company-wide policies regarding advertisements and with inspecting the proper handling of advertisements. Through these efforts, NTT East will continue to ensure that its advertisements are easy for customers to understand.

(5) Sales Conditions

As a result of these activities during the fiscal year ended March 31, 2009, operating revenues totaled 1,952.9 billion yen (a decrease of 2.5% from the fiscal year ended March 31, 2008), recurring profit was 65.3 billion yen (a decrease of 3.1% from the fiscal year ended March 31, 2008), and net profit totaled 77.5 billion yen (a decrease of 19.9% from the fiscal year ended March 31, 2008).

Notes	1. SaaS: Software as a Service. A system for providing software application functions to customers as needed via a network.
	2. ICT:	Information and Communication Technology.

3.      1 Gbps is the maximum speed under technical specifications. The actual usage speed may decrease as a result of customers’ usage environment and congestion in communication lines. Also, control traffic that controls communications also uses communication lines in addition to customer-generated traffic, so the actual maximum speed will be slightly lower than 1 Gbps.

4. The collective term for FLET’S Hikari Next and B FLET’S.
5. An All-Optical method for installing optical fiber directly to individual units in buildings served by NTT East by running lines through common areas in the building.

6.       A correspondence course offered by Benesse Corporation to first-year middle school students in the fiscal year ended March 31, 2009. Taking advantage of the Internet, the program uses voice and video commentaries and interactive guidance to raise students’ academic skills and help them pass high school entrance examinations.

7. Distribution of movies in digital data format instead of the conventional format of film.

8.       Ephelio Data Center is a data center service offered by NTT East and refers to the total outsourcing services for the complete provision of business system design, construction, maintenance, and operation services to customers.

9. NTT East Properties Corporation (based in Shinjuku-ku, Tokyo; established June 2, 2008).
10. A management strategy for employing diverse human resources.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	March 31, 2009	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	481,966	525,363	43,397
Antenna facilities	6,869	6,507	(362)
Terminal equipment	83,169	90,041	6,872
Local line facilities	752,066	774,171	22,104
Long-distance line facilities	7,210	5,863	(1,346)
Engineering facilities	673,734	645,278	(28,456)
Submarine line facilities	1,032	2,117	1,084
Buildings	540,286	513,715	(26,571)
Structures	15,132	14,385	(747)
Other machinery and equipment	2,674	2,890	215
Vehicles and vessels	210	172	(38)
Tools, furniture and fixtures	41,204	39,814	(1,389)
Land	198,549	195,049	(3,499)
Lease assets	460	3,894	3,434
Construction in progress	35,759	27,243	(8,516)
Total property, plant and equipment	2,840,327	2,846,508	6,180
Intangible fixed assets	103,945	99,629	(4,315)
Total fixed assets - telecommunications businesses	2,944,272	2,946,137	1,864
Investments and other assets
Investment securities	8,733	7,584	(1,149)
Investments in subsidiaries and affiliated companies	43,769	48,486	4,717
Other investments in subsidiaries and affiliated companies	2,729	5,594	2,865
Investment in capital	—	2	2
Long-term loans receivable to subsidiaries	800	700	(100)
Long-term prepaid expenses	3,974	3,910	(64)
Deferred income taxes	225,086	207,377	(17,709)
Other investments and assets	13,496	11,744	(1,751)
Allowance for doubtful accounts	(2,428)	(1,619)	809
Total investments and other assets	296,162	283,782	(12,379)
Total fixed assets	3,240,435	3,229,920	(10,515)

Current assets:
Cash and bank deposits	132,947	130,023	(2,924)
Notes receivable	26	5	(21)
Accounts receivable, trade	305,476	296,624	(8,851)
Accounts receivable, other	10,147	7,489	(2,657)
Supplies	35,497	37,414	1,916
Advance payment	3,837	2,366	(1,471)
Prepaid expenses	6,198	7,085	886
Deferred income taxes	6,952	7,330	378
Other current assets	13,495	14,564	1,068
Allowance for doubtful accounts	(2,315)	(2,360)	(44)
Total current assets	512,264	500,543	(11,721)

TOTAL ASSETS	3,752,700	3,730,463	(22,237)

	(Millions of yen)
	March 31, 2008	March 31, 2009	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	605,148	649,338	44,190
Lease obligations	1,116	3,547	2,431
Liability for employees’ retirement benefits	318,937	285,469	(33,468)
Reserve for unused telephone cards	12,013	13,028	1,015
Other long-term liabilities	7,979	8,361	381
Total long-term liabilities	945,194	959,745	14,551

Current liabilities:
Current portion of long-term borrowings from parent company	162,419	105,809	(56,610)
Accounts payable, trade	113,796	82,509	(31,287)
Commercial paper	20,000	59,992	39,992
Short-term borrowings	93,000	65,000	(28,000)
Lease obligations	483	1,676	1,193
Accounts payable, other	254,945	242,626	(12,318)
Accrued expenses	18,090	18,116	25
Accrued taxes on income	846	2,253	1,406
Advance received	7,270	7,146	(124)
Deposit received	73,609	77,849	4,240
Unearned revenue	46	768	722
Allowance for losses on construction contracts	341	—	(341)
Other current liabilities	12,005	12,833	828
Total current liabilities	756,855	676,582	(80,272)

TOTAL LIABILITIES	1,702,049	1,636,327	(65,721)

NET ASSETS

Shareholders’ equity

Common stock	335,000	335,000	—

Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—

Earned surplus
Other earned surplus	215,403	259,456	44,052
Accumulated earned surplus	215,403	259,456	44,052
Total earned surplus	215,403	259,456	44,052

Total shareholders’ equity	2,050,130	2,094,182	44,052

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	520	(47)	(567)
Total unrealized gains (losses), translation adjustments, and others	520	(47)	(567)

TOTAL NET ASSETS	2,050,650	2,094,135	43,484

TOTAL LIABILITIES AND NET ASSETS	3,752,700	3,730,463	(22,237)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)
Telecommunications businesses
Operating revenues	1,868,925	1,825,790	(43,134)
Operating expenses
Business expenses	511,430	493,199	(18,231)
Operations	15,624	14,426	(1,198)
Maintenance expenses	470,589	455,647	(14,941)
Overhead expenses	95,845	95,863	18
Administration	109,778	112,595	2,816
Experiment and research	54,959	53,849	(1,110)
Depreciation and amortization	418,168	411,933	(6,234)
Retirement of fixed assets	37,120	39,622	2,502
Access charges	38,363	37,534	(829)
Miscellaneous taxes	75,399	74,580	(819)
Total operating expenses	1,827,280	1,789,250	(38,029)
Operating income from telecommunications businesses	41,644	36,540	(5,104)
Supplementary businesses
Operating revenues	133,834	127,201	(6,633)
Operating expenses	130,487	127,043	(3,443)
Operating income from supplementary businesses	3,347	157	(3,190)
Operating income	44,992	36,697	(8,295)
Non-operating revenues:
Interest income	55	26	(29)
Dividends received	3,938	12,229	8,290
Lease and rental income	56,131	52,774	(3,356)
Miscellaneous income	6,071	4,227	(1,843)
Total non-operating revenues	66,196	69,257	3,060

Non-operating expenses:
Interest expenses	13,575	12,375	(1,200)
Lease and rental expenses	23,329	23,580	250
Miscellaneous expenses	6,824	4,615	(2,208)
Total non-operating expenses	43,730	40,571	(3,158)
Recurring profit	67,459	65,383	(2,076)
Special profits
Gains on sales of fixed assets	53,722	57,595	3,873
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	124,825	—	(124,825)
Total special profits	178,548	57,595	(120,952)
Special losses
Non-recurring depreciation of fixed assets	63,341	—	(63,341)
Provision for reserve for unused telephone cards	13,874	—	(13,874)
Impact of applying lease accounting standards	1,090	—	(1,090)
Total special losses	78,307	—	(78,307)
Income before income taxes	167,699	122,978	(44,721)
Corporation, inhabitant, and enterprise taxes	13,781	27,707	13,926
Deferred tax expenses (benefits)	57,039	17,718	(39,321)
Net income	96,879	77,552	(19,326)

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2008

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563
Net change during the annual period
Cash dividends				(33,500)	(33,500)	(33,500)			(33,500)
Net income				96,879	96,879	96,879			96,879
Others, net							(1,292)	(1,292)	(1,292)

Total net change during the annual period	—	—	—	63,379	63,379	63,379	(1,292)	(1,292)	62,086

March 31, 2008	335,000	1,499,726	1,499,726	215,403	215,403	2,050,130	520	520	2,050,650

Year ended March 31, 2009

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2008	335,000	1,499,726	1,499,726	215,403	215,403	2,050,130	520	520	2,050,650
Net change during the annual period
Cash dividends				(33,500)	(33,500)	(33,500)			(33,500)
Net income				77,552	77,552	77,552			77,552
Others, net							(567)	(567)	(567)

Total net change during the annual period	—	—	—	44,052	44,052	44,052	(567)	(567)	43,484

March 31, 2009	335,000	1,499,726	1,499,726	259,456	259,456	2,094,182	(47)	(47)	2,094,135

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	1,031,970	911,264	(120,705)	(11.7)
Monthly charge revenues*	678,431	619,821	(58,610)	(8.6)
Call rates revenues*	123,553	100,801	(22,752)	(18.4)
Interconnection call revenues*	144,970	118,078	(26,892)	(18.6)
IP services revenues	462,693	563,908	101,215	21.9
Leased circuit services revenues (excluding IP services revenues)	180,809	169,392	(11,417)	(6.3)
Telegram services revenues	24,210	22,216	(1,994)	(8.2)
Other telecommunications services revenues	169,240	159,008	(10,232)	(6.0)

Telecommunications total revenues	1,868,925	1,825,790	(43,134)	(2.3)

Supplementary business total revenues	133,834	127,201	(6,633)	(5.0)

Total operating revenues	2,002,760	1,952,991	(49,768)	(2.5)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	167,699	122,978	(44,721)
Depreciation and amortization	432,087	425,634	(6,452)
Loss on disposal of property, plant and equipment	19,950	20,989	1,039
Gains on sales of fixed assets	(53,722)	(57,595)	(3,873)
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	(124,825)	—	124,825
Non-recurring depreciation of fixed assets	63,341	—	(63,341)
Impact of applying lease accounting standards	1,090	—	(1,090)
Increase (decrease) in liability for employees’ retirement benefits	(55,469)	(33,468)	22,001
(Increase) decrease in accounts receivable	63,455	11,531	(51,924)
(Increase) decrease in inventories	(280)	(1,916)	(1,636)
Increase (decrease) in accounts payable and accrued expenses	(49,343)	(44,855)	4,487
Increase (decrease) in accrued consumption tax	(1,655)	174	1,829
Other	40,313	17,948	(22,365)

Sub-total	502,643	461,421	(41,221)
Interest and dividends received	3,995	12,255	8,259
Interest paid	(14,701)	(12,523)	2,177
Income taxes received (paid)	10,664	(15,401)	(26,065)

Net cash provided by (used in) operating activities	502,601	445,752	(56,849)

Cash flows from investing activities:
Payments for property, plant and equipment	(451,701)	(478,356)	(26,654)
Proceeds from sale of property, plant and equipment	59,853	74,701	14,848
Payments for purchase of investment securities	(5,011)	(11,954)	(6,942)
Proceeds from sale of investment securities	3,154	526	(2,628)
Other	2,546	1,816	(730)

Net cash provided by (used in) investing activities	(391,159)	(413,266)	(22,107)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	190,000	150,000	(40,000)
Payments for settlement of long-term debt	(200,217)	(162,419)	37,798
Net increase (decrease) in short-term borrowings	(50,000)	11,992	61,992
Payments for settlement of lease obligations	(380)	(790)	(410)
Dividends paid	(33,500)	(33,500)	—

Net cash provided by (used in) financing activities	(94,097)	(34,717)	59,380

Net increase (decrease) in cash and cash equivalents	17,343	(2,232)	(19,576)
Cash and cash equivalents at beginning of period	117,559	134,903	17,343

Cash and cash equivalents at end of period	134,903	132,671	(2,232)

7. Changes in Directors

(1)	Candidate for Director

Koichi Maeda	Current position: Executive Vice President; Deputy General Manager, Net Business Division, NTT Communications Corporation

(2)	Director scheduled to resign from office

Tetsuo Koga	Current position: Senior Executive Vice President (Scheduled to join NTT Learning Systems Corporation)

(3)	Candidate for Representative Director

Candidate scheduled to take office as Senior Executive Vice President

Koichi Maeda

(Notes)

1.	Koichi Maeda is scheduled to be appointed as Director of NTT East as of June 24, 2009 and will become a Senior Executive Vice President as of the same date.

2.	The current Senior Executive Vice President, Tetsuo Koga, is scheduled to resign on June 24, 2009.

3.	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

May 13, 2009

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2009

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2009 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31, 2009

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Directors

Inquiries:

Mr. Toshiya Katayama or Mr. Nobutaka Kakihara

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results

In the first half of the fiscal year ended March 31, 2009, the Japanese economy began slowing down due to the effects of rising oil and other commodity prices. The subsequent disorder in the international financial markets gave rise to a global economic crisis, causing a further rapid deterioration of the domestic economy, including major declines in exports and production and downturns in corporate income and employment.

In the information and telecommunications sector, NTT West has implemented dynamic structural changes towards the realization of the ubiquitous broadband society envisioned by the “u-Japan Policy” and the “New IT Reform Strategy”. In addition to the expansion of Internet usage due to rapid advances in the use of IP and broadband networks and the rapid growth of mobile phones, these changes include the integration of communications and broadcasting as well as of fixed-line and mobile communications and the expansion of new network services that exploit SaaS*1.

In the broadband market, fiber-optic access services continued to expand, and the number of fiber-optic access subscriptions overtook the number of DSL service subscriptions in the first quarter of the fiscal year ended March 31, 2009. In addition, the market environment underwent major changes through the full-scale roll-out of a triple play service that provides integrated Internet, IP telephony and video service and the appearance of new services for information devices other than personal computers. In the fixed-line telephone market, the shift from conventional fixed-line telephony to optical IP telephony advanced in conjunction with the expansion of fiber-optic access services, and competition continued with the direct subscriber telephone services of other companies using dry copper lines and telephone services provided by cable television operators.

Under this severe and drastically-changing business environment, NTT West, as a “customer-oriented corporate group” that endeavors to meet customer expectations and truly contribute to society, strove to provide and maintain stable universal services, and with the aim of converting to a business model focusing on optical and IP services, formulated and made efforts to that effect under the five-year “NTT West Group Medium-Term Management Strategy”. The three pillars of this strategy are “growth strategies” directed at increasing revenue, “providing improved value-added services to customers” and “strengthening corporate culture” to reduce costs.

(1) Efforts to Promote Fiber-Optic and IP Services

In order to realize the “NTT West Group Medium-Term Management Strategy,” NTT West began service in certain parts of Osaka in March 2008 of Flet’s Hikari Next, a highly-reliable fiber-optic access service that uses the next-generation network (NGN) and can be used for bandwidth-secured applications. During the fiscal year under review, NTT West sharply expanded its service territory, making the service available in certain parts of the Osaka 06 area, cabinet ordinance-designated cities and cities on the same scale as prefecture capitals. In the fiscal year ending March 31, 2010, NTT West will further expand its service territory to cover about 80% of the customers in the areas where optical services are currently offered. In addition to the previously-available Flet’s Hikari Next Family Type and Flet’s Hikari Next Mansion Type, NTT West also expanded its service lineup by providing: Flet’s Hikari Next Business Type, a new service for enterprise customers that delivers high-volume data transmissions at speeds of up to roughly 1 Gbps*2; Flet’s Hikari Next Mansion Type Mini Optical Wiring Systems*3, a service where optical fibers are installed directly in the individual units of small multi-dwelling residences; and Flet’s VPN Wide, which enables high-security communications using a simple, low-cost private network. NTT West will continue to develop and offer new, highly convenient services that take full advantage of such NGN characteristics as broadband capability, high quality and high security, endeavor to expand the lineup of services that further enhance the appeal of the NGN, and promote efforts aimed at creating a rich communication environment and new business opportunities.

NTT West also sought to increase sales and enable more customers to use the Flet’s Hikari*4 fiber-optic access service through discounts on monthly rates and installation fees. In addition, NTT West collaborated with companies in a wide range of fields, including: Benesse Corporation in providing a safe and comfortable learning environment through a combination of the Shinkenzemi Junior High School Course + i*5 online correspondence education program and Flet’s Hikari; Business On Line Inc. in developing SaaS accounting services using Flet’s access service; and TOHO Cinemas Ltd. and Kadokawa Cineplex Inc. in digital cinema distribution*6. NTT West also started offering Flet’s TV Transmission Service, which enables users to receive terrestrial digital broadcasts and BS digital broadcasts through a combination of Flet’s Hikari with broadcasting services provided by their Opticast Inc., and Hikari Soft Denwa, which enables customers to use Hikari Denwa from personal computers. NTT West also launched a new series of information devices called Hikari Link, which promises a convenient, secure and comfortable lifestyle with the help of Flet’s Hikari. Through these measures, NTT West worked on increasing sales of fiber-optic access services and strove to expand and achieve the widespread use of high-value-added services.

(2) Measures Relating to the Solutions Business

In the corporate business sector, NTT West carried out efficient and effective sales activities focusing on solutions that take into consideration industry characteristics and trends in such fields as local government, emergency preparation, education, agriculture, financial services and healthcare.

In the data center business in particular, NTT West endeavored to cultivate new demand by reinforcing cross-organizational efforts through collaboration with group companies and promoting bundled packages with the “TSWATT” system surveillance, maintenance and management service.

For the Business Ether Wide corporate network services using the NGN, NTT West started offering, in addition to the existing line-surveillance function, the “LAN/WAN monitor” that monitors terminals within a LAN.

Moreover, with the aim of eliminating the digital divide and providing a broadband service environment that meets regional needs, NTT West joined forces with individual localities to actively work on improving the broadband environment.

(3) Efforts to Improve Service and Product Quality

With the goal of evolving into a “customer-oriented corporate group”, NTT West set up the “With Customer Activity Promotion Office” in June 2008, implementing a framework to actively address customer requests and comments sent to a 116 center and other channels. For instance, in responding to requests to enable calling Navi-Dial numbers from Hikari Denwa, in September 2008 NTT West began enabling direct connections between Hikari Denwa and Hikari Denwa Office Type and the Navi-Dial service provided by NTT Communications Corp. with the prefix of 0570.

In addition, NTT West continued to make efforts to shorten lead time for the delivery of fiber-optic access service by promoting immediate determination of installation dates, and by taking orders for and performing installations on weekends and holidays. With the aim of increasing the use of fiber-optic access services, NTT West made efforts to enhance the offering of services that customers can use with a sense of security. These efforts included “Remote Support Service” where designated call center operators respond to inquiries about the setup of personal computers, routers and other equipment connecting to Flet’s Hikari, and the setup and instructions for e-mail and other software; and “Agent Service,” a one-stop gateway to repair work and solutions for any problems involving information devices used by customers subscribed to NTT West lines, even for problems with other companies’ products.

Further, with the aim of nurturing engineers well-versed in the NGN service operation business and maintaining stable telephone services, NTT West strove to further improve the technical skills of its employees. In particular, to increase the number of fiber-optic service professionals, NTT West introduced a goal of training approximately 2,400 engineers by the end of the fiscal year ending March 31, 2010, undertook to improve the training framework and carried out practical training programs.

(4) Status of Business Structures

Anticipating the emergence of a diverse range of information devices that will need to be connected to home LANs and an increase in demand for consulting and configuration and operational support services for customers’ home IT environments attuned to their individual needs and lifestyles, NTT West established six companies, including NTT West-Home Techno Kansai, a business specializing in home networking, in April 2008, and began marketing activities in July 2008.

NTT West also improved the operational efficiency of 116 centers by introducing an automated voice response system (IVR)*7 that routes a customer’s application or inquiry to the appropriate agent based on the purpose of the call.

In addition, through the “Kaizen Program” designed to laterally spread achievements attained in different parts of the company, NTT West created internal qualifications for various skills, strengthened skill training, and made a database that contains information relating to successful measures.

(5) CSR Activities

NTT West considers CSR activities to be one of the most important pillars in the management of the company, and in providing information and communication services, believes that it is the social responsibility of a company to contribute to the environmentally-friendly, healthy and sustainable development of society. To this end, pursuant to the NTT Group CSR Charter (adopted in June 2006), NTT West sought not only to rigorously comply with the law in its thorough protection of private information, but also to maintain and gain the trust of its customers by providing a safe and secure communication infrastructure. Moreover, NTT West established the Environmental Management Promotion Office in June 2008 and endeavored to promote environmentalism by contributing to the reduction of the environmental burden on society through its information communication services and by decreasing energy consumed in its business activities. Furthermore, NTT West formed the Harmonious Life Promotion Office in April 2008 to promote diversity in the workplace and various ways of working through diversity management.

With regard to these CSR efforts, to further inculcate the principles of the NTT Group CSR Charter and promote group-wide CSR activities, NTT West enhanced its CSR management while issuing NTT West Group CSR Reports to proactively disclose relevant information to its stakeholders.

In other areas, as part of an effort to provide safe and secure services, NTT West introduced devices to diagnose underground cracks that are difficult to detect visually and created internal qualifications for pole inspections in order to prevent concrete poles from cracking.

Moreover, anticipating the only supposedly predictable earthquake in the Tokai area, and with the goal of establishing a framework for responding swiftly and precisely to recover communication facilities in case of an emergency, NTT West conducted specific training disaster drills, implemented a broad range of preparatory activities and confirmed prior arrangements on how information will be shared among group companies and government ministries and agencies.

Lastly, pursuant to Article 6, Paragraph 1 of the Act against Unjustifiable Premiums and Misleading Representation concerning products and services, the Fair Trade Commission ordered NTT West in July 2008 to retract certain flyers, newspaper advertisements, leaflets and direct mail NTT West issued from February 2007 to August 2007 to advertise Hikari Denwa services, because they caused customers to mistakenly believe that the terms of use were significantly more favorable than they were in reality. NTT West would like to apologize sincerely for the inconvenience caused to its customers. To provide proper advertisement materials that are easy to understand, NTT West set up the Advertisement and Representation Screening Office at its headquarters in June 2008 to screen all advertisement materials prior to their use and to take into consideration the opinions of consumer advisors and others. In addition, the Business Risk Management Promotion Committee led by the representative director is charged with reviewing fundamental, company-wide policies regarding advertisements and with inspecting the proper handling of advertisements. Through these efforts, NTT West will continue to ensure that its advertisements are easy for customers to understand.

(6) Sales Conditions

As a result of the above efforts, operating revenues for the fiscal year ended March 31, 2009 totaled 1,824.3 billion yen (a decrease of 4.0% from the previous fiscal year), recurring profit totaled 19.5 billion yen (a decrease of 21.6% from the previous fiscal year) and net income for the current period came to 15.4 billion yen.

*1: Software as a Service. A system for providing software application functions to customers as needed via a network.

*2:   1 Gbps is the maximum speed under technical specifications. The actual usage speed may decrease as a result of customers’ usage environment and congestion in communication lines. Also, control traffic that controls communications also uses communication lines in addition to customer-generated traffic, so the actual maximum speed will be slightly lower than 1 Gbps.

*3: An “All-Optical” method for installing optical fiber directly to individual units in buildings served by NTT West by running lines through common areas in the building.
*4: A collective term for FLET’S Hikari Next, FLET’S Hikari Premium and B FLET’S.

*5:   A correspondence course offered by Benesse Corporation to first-year middle school students in the fiscal year ended March 31, 2009. Taking advantage of the Internet, the program uses voice and video commentaries and interactive guidance to raise students’ academic skills and help them pass high school entrance examinations.

*6: Distribution of movies in digital data format instead of the conventional format of film.
*7: Interactive Voice Response.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	March 31, 2009	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	509,334	517,663	8,328
Antenna facilities	9,607	9,694	87
Terminal equipment	23,950	21,058	(2,892)
Local line facilities	828,452	825,484	(2,968)
Long-distance line facilities	5,472	4,219	(1,253)
Engineering facilities	605,432	590,253	(15,178)
Submarine line facilities	3,990	3,306	(683)
Buildings	479,146	464,127	(15,019)
Structures	17,355	16,253	(1,102)
Other machinery and equipment	1,656	1,478	(178)
Vehicles and vessels	278	225	(53)
Tools, furniture and fixtures	42,547	38,771	(3,776)
Land	177,598	181,295	3,696
Lease assets	21,432	5,149	(16,283)
Construction in progress	29,308	28,254	(1,053)
Total property, plant and equipment	2,755,568	2,707,237	(48,331)
Intangible fixed assets	107,735	95,976	(11,759)
Total fixed assets - telecommunications businesses	2,863,304	2,803,213	(60,090)
Investments and other assets
Investment securities	5,779	4,787	(991)
Investments in subsidiaries and affiliated companies	46,004	45,205	(798)
Investment in capital	—	2	2
Long-term prepaid expenses	3,449	3,037	(411)
Deferred income taxes	154,414	149,373	(5,041)
Other investments and assets	10,930	8,596	(2,334)
Allowance for doubtful accounts	(1,466)	(566)	899
Total investments and other assets	219,110	210,436	(8,674)
Total fixed assets	3,082,415	3,013,650	(68,764)

Current assets:
Cash and bank deposits	135,901	105,019	(30,881)
Notes receivable	107	39	(68)
Accounts receivable, trade	303,431	282,192	(21,238)
Accounts receivable, other	38,559	18,959	(19,599)
Supplies	25,762	27,912	2,150
Advance payment	2,438	2,436	(2)
Prepaid expenses	6,043	5,937	(106)
Deferred income taxes	4,158	4,048	(109)
Other current assets	18,366	16,336	(2,029)
Allowance for doubtful accounts	(2,264)	(2,130)	134
Total current assets	532,504	460,751	(71,753)

TOTAL ASSETS	3,614,919	3,474,401	(140,517)

	(Millions of yen)
	March 31, 2008	March 31, 2009	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	1,021,032	977,698	(43,333)
Lease obligations	35,320	8,409	(26,911)
Liability for employees’ retirement benefits	341,176	304,696	(36,480)
Reserve for unused telephone cards	11,360	12,320	960
Other long-term liabilities	20,006	18,177	(1,828)
Total long-term liabilities	1,428,895	1,321,302	(107,593)

Current liabilities:
Current portion of long-term borrowings from parent company	177,724	158,333	(19,391)
Accounts payable, trade	101,520	78,940	(22,580)
Commercial paper	—	59,994	59,994
Short-term borrowings	100,000	25,000	(75,000)
Lease obligations	1,076	806	(269)
Accounts payable, other	235,791	233,507	(2,284)
Accrued expenses	20,038	18,539	(1,498)
Accrued taxes on income	540	899	358
Advance received	5,841	5,817	(23)
Deposit received	54,114	68,825	14,711
Unearned revenue	101	72	(29)
Allowance for losses on construction contracts	161	171	10
Other current liabilities	8,130	6,037	(2,092)
Total current liabilities	705,041	656,944	(48,096)

TOTAL LIABILITIES	2,133,937	1,978,246	(155,690)

NET ASSETS

Shareholders’ equity
Common stock	312,000	312,000	—

Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—

Earned surplus
Other earned surplus	(1,751)	13,689	15,440
Accumulated earned surplus	(1,751)	13,689	15,440
Total earned surplus	(1,751)	13,689	15,440
Total shareholders’ equity	1,480,302	1,495,743	15,440
Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	679	411	(267)
Total unrealized gains (losses), translation adjustments, and others	679	411	(267)

TOTAL NET ASSETS	1,480,982	1,496,155	15,173

TOTAL LIABILITIES AND NET ASSETS	3,614,919	3,474,401	(140,517)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)
Telecommunications businesses
Operating revenues	1,735,693	1,670,002	(65,690)
Operating expenses
Business expenses	436,064	428,030	(8,033)
Operations	18,448	17,768	(680)
Maintenance expenses	483,447	446,047	(37,399)
Overhead expenses	69,511	72,933	3,421
Administration	96,619	97,459	839
Experiment and research	50,788	51,114	326
Depreciation and amortization	418,624	400,082	(18,541)
Retirement of fixed assets	43,477	42,700	(777)
Access charges	31,874	33,829	1,955
Miscellaneous taxes	70,318	68,333	(1,985)
Total operating expenses	1,719,173	1,658,299	(60,874)
Operating income from telecommunications businesses	16,520	11,703	(4,816)
Supplementary businesses
Operating revenues	165,539	154,318	(11,220)
Operating expenses	168,134	158,254	(9,880)
Operating losses from supplementary businesses	(2,595)	(3,935)	(1,340)
Operating income	13,924	7,767	(6,157)
Non-operating revenues:
Interest income	39	14	(24)
Dividends received	7,070	3,431	(3,639)
Lease and rental income	45,876	43,268	(2,607)
Miscellaneous income	6,501	5,429	(1,072)
Total non-operating revenues	59,487	52,143	(7,344)
Non-operating expenses:
Interest expenses	24,746	19,540	(5,206)
Lease and rental expenses	18,037	16,378	(1,659)
Miscellaneous expenses	5,732	4,474	(1,257)
Total non-operating expenses	48,515	40,393	(8,122)
Recurring profit	24,896	19,518	(5,378)
Special profits
Gains on sales of fixed assets	19,497	—	(19,497)
Gain on transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	137,281	—	(137,281)
Total special profits	156,779	—	(156,779)
Special losses
Write-off of investments in affiliated companies	13,782	—	(13,782)
Non-recurring depreciation of fixed assets	60,106	—	(60,106)
Provision for reserve for unused telephone cards	13,120	—	(13,120)
Impact of applying lease accounting standards	24,709	—	(24,709)
Total special losses	111,719	—	(111,719)
Income before income taxes	69,957	19,518	(50,438)
Corporation, inhabitant, and enterprise taxes	(15,789)	(1,248)	14,541
Deferred tax expenses (benefits)	123,488	5,325	(118,163)
Net income (losses)	(37,742)	15,440	53,183

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2008

	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591
Net change during the annual period

Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)

Net income				(37,742)	(37,742)	(37,742)			(37,742)

Others, net							334	334	334

Total net change during the annual period	—	—	—	(68,942)	(68,942)	(68,942)	334	334	(68,608)

March 31, 2008	312,000	1,170,054	1,170,054	(1,751)	(1,751)	1,480,302	679	679	1,480,982

Year ended March 31, 2009
	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2008	312,000	1,170,054	1,170,054	(1,751)	(1,751)	1,480,302	679	679	1,480,982
Net change during the annual period

Cash dividends									—

Net income				15,440	15,440	15,440			15,440

Others, net							(267)	(267)	(267)

Total net change during the annual period	—	—	—	15,440	15,440	15,440	(267)	(267)	15,173

March 31, 2009	312,000	1,170,054	1,170,054	13,689	13,689	1,495,743	411	411	1,496,155

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	1,016,667	896,413	(120,253)	(11.8)
Monthly charge revenues*	664,800	605,622	(59,178)	(8.9)
Call rates revenues*	116,315	92,294	(24,021)	(20.7)
Interconnection call revenues*	154,798	130,658	(24,140)	(15.6)
IP services revenues	385,876	460,441	74,565	19.3
Leased circuit services revenues (excluding IP services revenues)	158,294	149,122	(9,171)	(5.8)
Telegram services revenues	27,235	25,797	(1,438)	(5.3)
Other telecommunications services revenues	147,620	138,227	(9,392)	(6.4)

Telecommunications total revenues	1,735,693	1,670,002	(65,690)	(3.8)

Supplementary business total revenues	165,539	154,318	(11,220)	(6.8)

Total operating revenues	1,901,232	1,824,321	(76,911)	(4.0)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	69,957	19,518	(50,438)
Depreciation and amortization	432,071	412,834	(19,237)
Loss on disposal of property, plant and equipment	20,304	18,971	(1,333)
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	(137,281)	—	137,281
Non-recurring depreciation of fixed assets	60,106	—	(60,106)
Impact of applying lease accounting standards	24,709	—	(24,709)
Increase (decrease) in liability for employees’ retirement benefits	(69,706)	(36,480)	33,225
(Increase) decrease in accounts receivable	68,945	11,296	(57,649)
(Increase) decrease in inventories	6,815	(2,150)	(8,965)
Increase (decrease) in accounts payable and accrued expenses	(27,922)	(22,796)	5,126
Increase (decrease) in accrued consumption tax	(937)	(1,193)	(255)
Other	12,298	32,261	19,962

Sub-total	459,361	432,260	(27,100)
Interest and dividends received	7,109	3,446	(3,663)
Interest paid	(25,003)	(19,969)	5,034
Income taxes received (paid)	29,859	16,805	(13,054)

Net cash provided by (used in) operating activities	471,328	432,543	(38,784)

Cash flows from investing activities:
Payments for property, plant and equipment	(363,826)	(380,697)	(16,870)
Proceeds from sale of property, plant and equipment	24,631	17,151	(7,480)
Payments for purchase of investment securities	(6,665)	(53)	6,612
Proceeds from sale of investment securities	101	177	76
Other	1,018	2,745	1,726

Net cash provided by (used in) investing activities	(344,740)	(360,675)	(15,935)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	124,000	115,000	(9,000)
Payments for settlement of long-term debt	(212,625)	(177,724)	34,900
Net increase (decrease) in short-term borrowings	70,000	(15,005)	(85,005)
Payments for settlement of lease obligations	(1,115)	(27,558)	(26,442)
Dividends paid	(31,200)	—	31,200

Net cash provided by (used in) financing activities	(50,941)	(105,288)	(54,346)

Net increase (decrease) in cash and cash equivalents	75,646	(33,420)	(109,067)
Cash and cash equivalents at beginning of year	64,244	139,891	75,646

Cash and cash equivalents at end of year	139,891	106,470	(33,420)

7. Changes in Directors

Scheduled on June 19, 2009

(1) Director scheduled to resign from office

Hiroo Inoue	Current position: Representative Director and Senior Executive Vice President (Scheduled to take office in NTT PC Communications Incorporated)

(2) Candidate for Representative Director Candidate scheduled to take office as Senior Executive Vice President

Kazutoshi Murao	Current position: Executive Vice President

(Note)	The changes in directors noted above are only those that have been decided. Other changes will be announced once determined.

May 13, 2009

NTT Com Announces Financial Results

For Fiscal Year Ended March 31, 2009

TOKYO, JAPAN –– NTT Communications Corporation (NTT Com) today announced that, in its non-consolidated financial results for the fiscal year ended March 31, 2009, net income increased 41.9% year on year to 89.0 billion yen, operating revenues decreased 2.4% to 1,127.1 billion yen and operating income decreased 3.7% to 100.8 billion yen. A special profit of 36.0 billion yen accrued from sales of real estate and stocks. Operating expenses decreased 2.2% to 1,026.3 billion yen.

All results are based on Japanese accounting principles.

BACKGROUND

The financial crisis triggered by the subprime loan problem in the United States has given rise to economic turmoil, including depressed stock prices and fluctuations in the currency markets. Since the second half of last year, the impact on the real economy, including the information and communications sector, has included reduced capital spending by businesses and declines in personal consumption. In the Japanese information and communication market, the collaboration among, and the convergence of, fixed/mobile, data/broadcasting and other services has advanced, and new services and business models based on consumer generated media (CGM), such as Q&A communities, blogs and social networking services (SNS), have been rapidly evolving.

BUSINESS STRATEGIES

In response to the rapidly changing business environment, NTT Com has been working to enrich and enhance its delivery structure for its enterprise services, global services and Internet-related business services, in order to better meet customer demands for “one-stop solution services that are both total and global” as well as demands for services that help achieve “a prosperous society and safe and comfortable lifestyles”. In the fiscal year ended March 31, 2009, which was the second year of NTT Com’s growth strategy known as “Business Vision 2010”, we worked towards focusing our corporate resources on our seven core business domains; solutions, network-management, security, global, ubiquitous, portal/engine and managed quality operation, and accelerated growth strategies that fully exploit the synergy among all the companies of the NTT Communications Group, keeping in mind the basic mission of “bridging”, and branding these businesses under the concept of “ICT Solution Partner” and “‘CreativE-life’ for Everyone”.

Under the above-referenced mission, NTT Com promoted the transformation of its business structure by focusing corporate resources on the company’s seven core business domain discussed above. NTT Com also directed its efforts toward training to foster the development of professionals to support these businesses, promoting consultant-style sales, reforming its delivery process, and improving the quality of its operations.

In enterprise services, the reorganization of business divisions by industry and business practices, the improvement of the business process and the enhancement of system engineering capabilities were all accelerated. In addition, as the ICT solution partner that solves customers’ management problems, the company directed its efforts towards offering customers high value-added solutions that meet their needs.

In global businesses, in response to the needs of Japanese and multinational customers for high quality services that provide seamless functionality both domestically and abroad, NTT Com also provided total, value-added ICT solutions that combine network integration services with data center, security and server management services, together with an expansion of its data center business and expanding its business to new geographic areas.

In the Internet-related businesses, by promoting sales activities and providing a diverse range of services centering on fiber-optic services, NTT Com aimed to expand the OCN- and Plala-brand ISPs’ customer base and leverage the comprehensive strengths of the NTT Com Group, including NTT Resonant and NTT Plala. NTT Com promoted its comprehensive range of Internet-related services such as ISPs, 050 IP telephone, video distribution and CGM services.

In accordance with the CSR Basic Policy of the NTT Com Group, NTT Com implemented several corporate social responsibility initiatives with regards to expanding its contribution to society, protecting the global environment and treating its employees with respect. The company worked towards achieving an affluent and sustainable society by providing information and communications services that bring new value and provide solutions to society on a global scale.

As a result of such activities, in addition to responding to increasingly diverse and sophisticated customer demands, the company created a well-grounded revenue structure enhancing the on-site customer support capabilities and interpersonal skills of its frontline personnel and emphasizing a “customer comes first” approach.

OPERATING RESULTS

Despite the global economic recession and its impact on Japan, solutions service revenue increased 4.1 billion yen, or 2.2%, to 197.0 billion yen and IP service revenue, including from OCN-brand Internet connection services, increased 19.8 billion yen, or 6.0%, to 354.0 billion yen. Due to users’ ongoing migration to IP-based communication services, data-communication revenue decreased 14.3 billion yen, or 9.7%, to 133.2 billion yen and voice-communication revenue decreased 36.5 billion yen, or 8.1%, to 413.8 billion yen. Total operating revenues decreased 27.3 billion yen, or 2.4%, to 1,127.1 billion yen.

Partly due to one-time commissions for large-scale transactions, operating expenses increased 12.9 billion yen, or 2.6%, to 510.0 billion yen. Telecommunications equipment usage costs decreased 23.6 billion yen, or 7.8%, in part due to decreased voice-communication revenue. Depreciation, disposal of fixed assets and other miscellaneous costs decreased 13.2 billion yen, or 8.5%. Total operating costs decreased 23.4 billion yen, or 2.2%, to 1,026.3 billion yen.

As a result, operating income decreased 3.8 billion yen, or 3.7%, to 100.8 billion yen. However, net income increased 26.2 billion yen, or 41.9%, to 89.0 billion yen, including a special profit of 36.0 billion yen from sales of real estate and stocks.

MEASURES FOR FISCAL 2009

During the fiscal year ending March 31, 2010, in order to achieve the goals of the “Business Vision 2010” growth strategy under a severe business environment, NTT Com will further accelerate the strengthening and expansion of its growth sectors, namely, enterprise businesses, global businesses and Internet-related businesses, with “bridging” as the core conceptual framework of the company’s mission.

Specifically, in enterprise and global services, NTT Com will strengthen its provision of expert consultation sales as its customers’ true ICT solution partner as well as continue to provide one-stop, total and value-added ICT solutions to meet the needs of Japanese and multinational customers for high quality services that provide seamless functionality both domestically and abroad.

Particularly, in global services, since FY 2007, NTT Com has been strengthening its infrastructure by laying new submarine cables between Japan and Russia, establishing global premium data centers in Shanghai, Hong Kong and Vietnam as well as expanding its footprint.

To accommodate the global expansion, NTT Com will further develop premium data centers in countries such as England, the United States and Singapore and expand its overseas offices, which NTT Com currently has in 50 cities of 21 countries and regions, to cities such as Saint Petersburg in Russia and Brussels in Belgium.

In Internet-related business, in particular, regarding the deployment of the B2B2C business, NTT Com is endeavoring to build a new business model in the field of marketing solutions for enterprise customers in collaboration with Digital Forest Inc.

In addition, the number of NTT Plala’s Hikari TV members has exceeded 550,000 and NTT Com will continue to develop services that are attractive to its customers, including by expanding its service areas for IP retransmission of terrestrial digital broadcasts, aiming to increase subscriptions to 1.1 million in total by the end of the fiscal year ending March 31, 2010.

Further, NTT Com is working towards securing new operating revenue sources by developing and providing cutting-edge services including the development of services that enable seamless use of services on mobile phones and PCs and the enhancement of search functions in collaboration with NTT DOCOMO and NTT Resonant.

Based on the “Business Vision 2010” growth strategy, NTT Com intends to further refine the company’s seven core business domain and further develop its business in the growth areas referenced herein in unison with the NTT Communications Group.

Attachments

I.	Non-Consolidated Comparative Balance Sheets
II.	Non-Consolidated Comparative Statements of Income
III.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets
IV.	Business Results (Non-Consolidated Operating Revenues)
V.	Non-Consolidated Comparative Statements of Cash Flows

#    #    #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for delivering reliable, high-quality security, hosting, voice, data and IP services; its expertise in managed networks; and its leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America, and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Rui Ogawa or (Mr.) Shigehisa Takeda

Accounts and Finance Department, NTT Communications

Tel: +81 3 6700 4311

Email: infoaf@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2008	March 31, 2009	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,957	145,125	5,167
Antenna facilities	1,999	1,862	(137)
Terminal equipment	1,676	1,348	(327)
Local line facilities	808	777	(30)
Long-distance line facilities	10,341	9,558	(783)
Engineering facilities	62,058	59,045	(3,013)
Submarine line facilities	7,079	4,728	(2,351)
Buildings	125,331	125,604	272
Structures	3,364	3,088	(275)
Other machinery and equipment	198	177	(20)
Vehicles and vessels	25	18	(7)
Tools, furniture and fixtures	31,325	34,282	2,956
Land	43,999	43,672	(327)
Lease assets	5,000	6,537	1,537
Construction in progress	23,464	25,323	1,859
Total property, plant and equipment	456,633	461,150	4,517
Intangible fixed assets	111,182	93,692	(17,489)
Total fixed assets - telecommunications businesses	567,815	554,843	(12,971)
Investments and other assets
Investment securities	144,290	94,539	(49,751)
Investments in subsidiaries and affiliated companies	86,313	134,544	48,230
Investment in capital	26	28	2
Contributions to affiliated companies	1,792	2,559	767
Long-term loans receivable	112	—	(112)
Long-term loans receivable to subsidiaries	51,822	—	(51,822)
Long-term prepaid expenses	1,258	1,893	634
Deferred income taxes	105,900	61,222	(44,677)
Other investments and assets	27,099	24,582	(2,517)
Allowance for doubtful accounts	(592)	(316)	276
Total investments and other assets	418,024	319,053	(98,971)
Total fixed assets	985,839	873,897	(111,942)

Current assets:
Cash and bank deposits	48,819	56,292	7,472
Notes receivable	128	82	(45)
Accounts receivable, trade	200,443	186,265	(14,178)
Accounts receivable, other	18,147	24,937	6,789
Securities	10	16	6
Supplies	7,125	7,338	212
Advance payment	4,878	2,090	(2,787)
Prepaid expenses	1,553	3,221	1,668
Deferred income taxes	6,700	3,888	(2,812)
Subsidiary deposits	—	36,785	36,785
Other current assets	30,552	19,302	(11,249)
Allowance for doubtful accounts	(2,077)	(1,295)	782
Total current assets	316,283	338,926	22,643

TOTAL ASSETS	1,302,123	1,212,823	(89,299)

	(Millions of yen)
	March 31, 2008	March 31, 2009	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	310,842	188,721	(122,121)
Lease obligations	5,832	14,568	8,736
Liability for employees’ retirement benefits	70,661	72,924	2,262
Reserve for point services	2,720	2,987	267
Reserve for unused telephone cards	5,026	5,451	424
Other long-term liabilities	11,287	11,047	(239)
Total long-term liabilities	406,370	295,700	(110,669)

Current liabilities:
Current portion of long-term borrowings from parent company	103,923	122,121	18,197
Accounts payable, trade	51,399	31,533	(19,865)
Short-term borrowings	13,538	—	(13,538)
Lease obligations	3,895	5,424	1,528
Accounts payable, other	160,578	151,587	(8,991)
Accrued expenses	6,937	6,426	(510)
Accrued taxes on income	772	925	152
Advance received	5,888	7,320	1,432
Deposit received	5,172	6,875	1,703
Unearned revenue	172	67	(104)
Allowance for losses on construction contracts	82	283	200
Allowance for losses from liquidation of subsidiaries	2,439	—	(2,439)
Other current liabilities	3,017	1,271	(1,745)
Total current liabilities	357,818	333,837	(23,980)

TOTAL LIABILITIES	764,189	629,538	(134,650)

NET ASSETS

Shareholders’ equity
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus	139,293	213,363	74,070
Reserve for special account for property replacement	—	2,457	2,457
Accumulated earned surplus	139,293	210,905	71,612
Total earned surplus	139,293	213,363	74,070
Total shareholders’ equity	482,672	556,742	74,070

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	55,261	26,542	(28,719)
Total unrealized gains (losses), translation adjustments, and others	55,261	26,542	(28,719)

TOTAL NET ASSETS	537,934	583,284	45,350

TOTAL LIABILITIES AND NET ASSETS	1,302,123	1,212,823	(89,299)

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)
Telecommunications businesses
Operating revenues	972,343	945,565	(26,777)
Operating expenses
Business expenses	250,294	242,895	(7,399)
Maintenance expenses	86,310	89,860	3,550
Overhead expenses	12,310	12,215	(94)
Administration	74,427	82,614	8,186
Experiment and research	14,790	16,986	2,196
Depreciation and amortization	113,221	109,446	(3,774)
Retirement of fixed assets	20,161	9,087	(11,074)
Access charges	294,972	271,219	(23,752)
Miscellaneous taxes	11,340	10,904	(435)
Total operating expenses	877,830	845,232	(32,597)
Operating income from telecommunications businesses	94,513	100,332	5,819
Supplementary businesses
Operating revenues	182,161	181,624	(537)
Operating expenses	171,944	181,083	9,138
Operating income from supplementary businesses	10,217	541	(9,675)
Operating income	104,730	100,874	(3,856)
Non-operating revenues:
Interest income	1,444	785	(658)
Dividends received	8,435	9,330	895
Lease and rental income	16,675	15,380	(1,295)
Miscellaneous income	8,555	6,892	(1,662)
Total non-operating revenues	35,110	32,389	(2,720)
Non-operating expenses:
Interest expenses	9,200	6,339	(2,860)
Lease and rental expenses	11,455	9,575	(1,879)
Miscellaneous expenses	7,160	3,773	(3,387)
Total non-operating expenses	27,816	19,688	(8,127)
Recurring profit	112,025	113,575	1,550
Special profits
Gains on sales of investments in affiliated companies	—	3,343	3,343
Gains on sales of fixed assets	—	26,316	26,316
Settlement package received	—	6,340	6,340
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	12,047	—	(12,047)
Total special profits	12,047	36,000	23,953
Special losses
Write-off of investments in affiliated companies	3,155	7,495	4,340
Loss on exchange of investments in affiliated companies	3,250	—	(3,250)
Write-off of investments in securities	9,961	—	(9,961)
Provision for reserve for point services	2,275	—	(2,275)
Provision for reserve for unused telephone cards	5,805	—	(5,805)
Impact of applying lease accounting standards	3,536	—	(3,536)
Provision for allowance for losses from liquidation of subsidiaries	2,439	—	(2,439)
Total special losses	30,423	7,495	(22,927)
Income before Income taxes	93,649	142,080	48,431
Corporation, inhabitant, and enterprise taxes	(8,493)	(13,201)	(4,708)
Deferred tax expenses (benefits)	39,368	66,211	26,842
Net income	62,774	89,070	26,296

III. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2008

	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for special account for property replacement	Accumulated earned surplus
March 31, 2007	211,763	131,615	131,615	—	85,520	85,520	428,899	54,103	54,103	483,002
Net change during the annual period
Cash dividends					(9,000)	(9,000)	(9,000)			(9,000)
Net income					62,774	62,774	62,774			62,774
Others, net								1,158	1,158	1,158

Total net change during the annual period	—	—	—	—	53,773	53,773	53,773	1,158	1,158	54,931

March 31, 2008	211,763	131,615	131,615	—	139,293	139,293	482,672	55,261	55,261	537,934

Year ended March 31, 2009
	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for special account for property replacement	Accumulated earned surplus
March 31, 2008	211,763	131,615	131,615	—	139,293	139,293	482,672	55,261	55,261	537,934
Net change during the annual period
Cash dividends					(15,000)	(15,000)	(15,000)			(15,000)
Net income					89,070	89,070	89,070			89,070
Provision of reserve for special account for property replacement				2,457	(2,457)					—
Others, net								(28,719)	(28,719)	(28,719)

Total net change during the annual period	—	—	—	2,457	71,612	74,070	74,070	(28,719)	(28,719)	45,350

March 31, 2009	211,763	131,615	131,615	2,457	210,905	213,363	556,742	26,542	26,542	583,284

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	450,326	413,825	(36,500)	(8.1)
IP services revenues	334,189	354,080	19,891	6.0
Open computer network services revenues*	148,219	157,074	8,854	6.0
IP-Virtual private network services revenues*	70,520	77,957	7,437	10.5
Wide-Area Ethernet services revenues*	51,996	55,693	3,696	7.1
Data communications revenues (excluding IP services revenues)	147,604	133,215	(14,389)	(9.7)
Leased circuit services revenues*	102,540	95,972	(6,568)	(6.4)
Solution services revenues	192,927	197,079	4,151	2.2
Others	29,457	28,989	(467)	(1.6)

Total operating revenues	1,154,505	1,127,190	(27,314)	(2.4)

*	Partial listing only

V. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2008	Year ended March 31, 2009	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	93,649	142,080	48,431
Depreciation and amortization	134,363	121,131	(13,232)
Loss on disposal of property, plant and equipment	16,175	4,939	(11,235)
Gains on sales of fixed assets	(2,411)	(26,857)	(24,445)
Impact of applying lease accounting standards	3,536	—	(3,536)
Increase (decrease) in allowance for doubtful accounts	211	(1,058)	(1,269)
Increase (decrease) in liability for employees’ retirement benefits	(11,893)	2,262	14,156
Write-off of investments in affiliated companies	3,155	7,495	4,340
Gains on sales of investments in affiliated companies	(271)	(3,343)	(3,072)
(Increase) decrease in accounts receivable	21,992	14,963	(7,029)
(Increase) decrease in inventories	919	(212)	(1,131)
Increase (decrease) in accounts payable and accrued expenses	(2,987)	(33,992)	(31,004)
Increase (decrease) in accrued consumption tax	(3,662)	(1,781)	1,880
Other	6,455	2,889	(3,566)

Sub-total	259,231	228,515	(30,716)
Interest and dividends received	10,176	10,400	224
Interest paid	(9,917)	(6,812)	3,105
Income taxes received (paid)	(27,465)	4,843	32,309

Net cash provided by (used in) operating activities	232,025	236,947	4,922

Cash flows from investing activities:
Payments for property, plant and equipment	(88,506)	(105,321)	(16,814)
Proceeds from sale of property, plant and equipment	12,651	27,918	15,267
Payments for purchase of investment securities	(12,433)	(82,592)	(70,158)
Proceeds from sale of investment securities	6,457	31,653	25,195
Payments for long-term loans	(11,407)	(13,271)	(1,863)
Proceeds from long-term loans receivable	13,821	89,365	75,544
Other	(6,471)	(6,175)	296

Net cash provided by (used in) investing activities	(85,889)	(58,422)	27,466

Cash flows from financing activities:
Payments for settlement of long-term debt	(173,140)	(103,923)	69,217
Net increase (decrease) in short-term borrowings	13,538	(13,538)	(27,077)
Payments for settlement of lease obligations	(4,826)	(1,778)	3,047
Dividends paid	(9,000)	(15,000)	(5,999)

Net cash provided by (used in) financing activities	(173,428)	(134,241)	39,187

Effect of exchange rate changes on cash and cash equivalents	(99)	(25)	73
Net increase (decrease) in cash and cash equivalents	(27,391)	44,258	71,650
Cash and cash equivalents at beginning of year	76,211	48,819	(27,391)

Cash and cash equivalents at end of year	48,819	93,077	44,258

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2008	As of March 31, 2009
Myline registrations for inter-prefectural long-distance calls	25,483,000 (subscriber market share: 75.0%)	24,477,000 (subscriber market share: 77.5%)
Myline registrations for international calls	22,867,000 (subscriber market share: 73.1%)	22,170,000 (subscriber market share: 75.9%)

Traffic

	April 1, 2007 to March 31, 2008	As of March 31, 2009
Traffic*
Number of calls	7.74 billion	**
Duration of calls	300 million hours	**

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include free dial and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2008	As of March 31, 2009
OCN service subscribers	6,830,000	7,367,000

Main network services for business customers

	As of March 31, 2008	As of March 31, 2009
Business customers of main network services	424,000	456,000
Leased circuits*	29,000	26,000
Frame relay/Cell relay*	14,000	8,000
IP-VPN*	100,000	116,000
Group-VPN*	50,000	70,000
OCN Internet access*	200,000	204,000
Ethernet services (e-VLAN)*	30,000	32,000

*	Partial listing only

Data centers

	As of March 31, 2008	As of March 31, 2009
Co-location service users	540	530
Data centers*	68 in Japan 27 overseas	69 in Japan 27 overseas
Total size of domestic data centers	Approx. 65,000m2	Approx. 67,000m2

*	Domestic centers are those that have applied for Information Security Management System approval.